Form 20-F
period 2024-06-30
U-BX Technology Ltd.
filed 2024-10-30
CIK 1888525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-41987

U-BX Technology Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive offices)

Mingfei Liu

+86 100651-20297

liumingfei@u-bx.com

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	UBXG	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,000,000 ordinary shares issued and outstanding as of June 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, for the purposes of this annual report only;

●	“Jiangsu Jingmo” is to Jiangsu Jingmo Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“Jiangsu YJYC” is to Jiangsu YJYC Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“JZSC Technology” is to Zhejiang JZSC Technology Co., Ltd., a PRC company that is wholly owned by WFOE Zhejiang;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value $0.0001 per share;

●	“PRC Operating Entities” is to U-BX Suzhou, U-BX Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, and JZSC Technology;

●	“PRC subsidiaries” is to U-BX Suzhou, U-BX Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, JZSC Technology and the WFOEs;

●	“RDYJ” is to Rudongyoujia Smart Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“U-BX” is to U-BX Technology Ltd., a Cayman Islands exempted company limited by shares;

●	“U-BX Beijing” is to Youjiayoubao (Beijing) Technology Co., Limited (also known as Youjiayoubao Technology Co., Ltd. in China), a PRC company that is wholly owned by WFOE Zhejiang;

●	“U-BX HK” is to Snailinsur Group Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of U-BX;

●	“U-BX Suzhou” is to Suzhou Youjiayoubao Technology Co., Limited, a PRC company that is wholly owned by WFOE Beijing Suzhou;

●	“WFOE Beijing” is to Beijing Lianghua Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of U-BX HK;

●	“WFOE Suzhou” is to Suzhou Lianghua Digital Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of U-BX HK;

●	“WFOE Zhejiang” is to Zhejiang JZSC Enterprise Management Co., Ltd., a PRC company that is wholly owned by U-BX HK;

●	“WFOEs” are to WFOE Beijing, WFOE Suzhou and WFOE Zhejiang, collectively; and

●	“we,” “us,” “our Company,” “the Company,” or “our” are to U-BX and all its subsidiaries.

U-BX was incorporated on June 30, 2021 in the Cayman Islands. U-BX does not have material operations of its own. We conduct business through the PRC Operating Entities, using Chinese Yuan (“RMB”). The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

The exchange rates as of June 30, 2024, 2023 and 2022 for the years then ended are as follows:

	As of June 30,			For the year ended June 30,
	2024	2023	2022	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1US$	7.1268	7.2258	6.7114	7.1326	6.9415	6.4571

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

U-BX was incorporated on June 30, 2021 in the Cayman Islands. U-BX does not have material operations of its own. We conduct business through the PRC Operating Entities. Since U-BX Beijing’s establishment in 2018, the PRC Operating Entities have focused on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers. All of our revenue was and will continue to be derived from mainland China, and none of our revenue was derived from Hong Kong or Macau.

Our PRC Operating Entities’ business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-added bundled benefits. The PRC Operating Entities help their institutional clients obtain visibility on various social media platforms and generate its revenue based on consumers’ clicks, views or its clients’ promotion time through those channels. U-BX Beijing also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing the proprietary algorithmic model, our PRC Operating Entities are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, our PRC Operating Entities are able to generate revenue based on the number of assessment reports provided to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, our PRC Operating Entities sell bundled benefits, including car wash, maintenance plans or parking notifications, to these carriers, which they may then pass onto their customers for either low or no cost.

In addition to servicing institutional customers, our PRC Operating Entities provide up-to-date insurance-related information to individual consumers through its mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image with the general public.

As of June 30, 2024 and the date of this annual report, our PRC Operating Entities’ client base consists of more than 300 city-level property and auto insurance carriers nationwide using its products and services to conduct business on a daily basis. Some of its clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our PRC Operating Entities’ business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operation. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels our PRC Operating Entities offers.

Corporate History and Structure

The following diagram illustrates the corporate structure of U-BX Technology Ltd. and its subsidiaries as of the date of this annual report.

U-BX was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under its amended and restated memorandum of association, U-BX is authorized to issue 10,000,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. There are currently 29,700,000 issued and outstanding ordinary shares. U-BX’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

U-BX HK was incorporated on July 14, 2021 under the laws of Hong Kong. U-BX HK is a Hong Kong limited company and a wholly-owned subsidiary of U-BX. U-BX HK is a holding company and does not have any operations.

WFOE Beijing was incorporated on July 23, 2021 under the laws of the People’s Republic of China. WFOE Beijing is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of U-BX HK. WFOE Beijing does not have any operations.

WFOE Suzhou was incorporated on November 28, 2022 under the laws of the People’s Republic of China. WFOE Suzhou is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of U-BX HK. WFOE Suzhou is a holding company and does not have any operations.

WFOE Zhejiang was incorporated on July 10, 2023 under the laws of the People’s Republic of China. WFOE Zhejiang is a limited liability company, and a wholly owned subsidiary of U-BX HK. WFOE Zhejiang is a holding company and has never had any assets or operations.

U-BX Beijing was incorporated on March 27, 2018 under the laws of the People’s Republic of China. U-BX Beijing is a limited liability company. WFOE Beijing, U-BX Beijing and the then shareholders of U-BX Beijing entered into a series of contractual agreements, including the Equity Pledge Agreement, Exclusive Call Option Agreement, Shareholders’ Voting Rights Proxy Agreement, Business Cooperation Agreement and Consultation and Services Agreement (the “VIE Agreements”). The VIE Agreements established the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements dated August 16, 2021 with certain shareholders of U-BX Beijing and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with U-BX Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into termination agreements with each shareholder of U-BX Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China. Jiangsu Jingmo is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China. Jiangsu YJYC is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China. RDYJ is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

Jiangsu YCHB was incorporated on August 21, 2020 under the laws of the People’s Republic of China and was dissolved on March 1, 2022. Jiangsu YCHB was a limited liability company and a wholly-owned subsidiary of U-BX Beijing. Jiangsu YCHB has never had any assets or operation.

U-BX Suzhou was incorporated on December 2, 2022 under the laws of the People’s Republic of China. U-BX Suzhou is a limited liability company, and a wholly owned subsidiary of WFOE Suzhou.

JZSC Technology was incorporated on November 6, 2023 under the laws of the People’s Republic of China. JZSC Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

The Restructuring

Prior to the restructure completed in March 2022, WFOE Beijing entered into a series of VIE Agreements with U-BX Beijing and the shareholders of U-BX Beijing, which established the VIE structure. The VIE structure was used to provide investors with exposure to foreign investment in China-base companies where Chinese law prohibits direct foreign investments in certain industries.

As a result of the VIE Agreements, WFOE Beijing was regarded as the primary beneficiary of U-BX Beijing, and we treated U-BX Beijing and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of U-BX Beijing and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2022, the U-BX HK, the parent company of WFOE Beijing, decided to dissolve the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with U-BX Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into each shareholder of U-BX Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure is dissolved. The VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

Holding Company Structure

U-BX is a holding company with no material operations of its own. We currently conduct our operations primarily through the PRC Operating Entities. Investors will not and may never directly hold equity interests in the PRC Operating Entities. After the dissolution of the VIE structure, U-BX now controls and receives the economic benefits of U-BX Beijing, U-BX Suzhou and U-BX Beijing’s subsidiaries’ business operations, if any, through equity ownership.

Transfers of Cash to and from our subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

U-BX is permitted under the laws of the Cayman Islands to provide funding to U-BX HK through loans or capital contributions without restrictions on the amount of the funds. U-BX HK is permitted under the respective laws of Hong Kong to provide funding to WFOE Beijing, WFOE Suzhou and WFOE Zhejiang (the “WFOEs”) through capital investment without restrictions on the amount of the funds. There are no restrictions on dividend payments from Hong Kong to the Cayman Islands.

To transfer cash from U-BX HK to the WFOEs, U-BX HK can increase its registered capital in the WFOEs, which requires a filing with the local commerce department, or through a shareholder loan, which requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To make loans to U-BX HK, the WFOEs or the PRC Operating Entities, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the State Administration of Foreign Exchange in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE Zhejiang and U-BX Beijing jointly apply for, or when WFOE Suzhou and U-BX Suzhou jointly apply for, or when WFOE Zhejiang and JZSC Technology jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times of the net assets in the consolidated financial statement, and Our PRC Operating Entities shall make a commitment to refrain from borrowing foreign debt in their own respective names.

U-BX may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If U-BX’s subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to U-BX.

As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the WFOEs are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to U-BX HK as a dividend. We note the following:

1. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations;

2. a WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital. Dividends paid by the WFOE to HK are subject to the 10% withholding tax;

3. Such reserves may not be distributed as cash dividends;

4. a WFOE may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5. The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

As of the date of this annual report, U-BX and its subsidiaries have not distributed any earnings or settled any amounts owed under the previous VIE Agreements, nor does U-BX and its subsidiaries have any plan to distribute earnings or settle amounts in the foreseeable future. During the fiscal year ended June 30, 2024, U-BX transferred a total of $2,410,000 to U-BX HK, of which U-BX HK transferred $2,400,000 to WFOE Zhejiang.. During the fiscal year ended June 30, 2023, U-BX transferred a total of $3,780 to U-BX HK. During the fiscal year ended June 30, 2022, U-BX transferred a total of $6,040 to U-BX HK and U-BX HK transferred $500 to WFOE Beijing. During the fiscal years ended June 30, 2024, 2023 and 2022, there have been no dividends or distributions between the holding company, its subsidiaries or to investors.

As of the date of this annual report, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

	Transfer	Transfer	Amount
No.	From	To	($)	Date	Purpose
1	U-BX	U-BX HK	40	3-Aug-21	Transfer to test if the recipient’s bank account works normally
2	U-BX	U-BX HK	1,000	5-Aug-21	Transfer to test if the recipient’s bank account works normally
3	U-BX HK	WFOE Beijing	500	6-Aug-21	Transfer to test if the recipient’s bank account works normally
4	U-BX	U-BX HK	2,000	26-Oct-22	Transfer to test if the recipient’s bank account works normally
5	U-BX	U-BX HK	3,000	21-Dec-22	Transfer to test if the recipient’s bank account works normally
6	U-BX	U-BX HK	3,780	10-Mar-23	Transfer to test if the recipient’s bank account works normally
7	U-BX	U-BX HK	200,000	8-Apr-24	Internal transfer
8	U-BX HK	WFOE Beijing	200,000	8-Apr-24	Capital investment
9	U-BX	U-BX HK	200,000	5-Jun-24	Internal transfer
10	U-BX HK	WFOE Zhejiang	200,000	5-Jun-24	Capital investment
11	U-BX	U-BX HK	10,000	9-Jul-24	Internal transfer
12	U-BX	U-BX HK	2,000,000	19-Sep-24	Internal transfer
13	U-BX HK	WFOE Zhejiang	1,000,000	20-Sep-24	Capital investment
14	U-BX HK	WFOE Zhejiang	1,000,000	23-Sep-24	Capital investment

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business in the near future. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As of the date of this annual report, we have not paid any dividends or distributions to our shareholders.

Holding Foreign Companies Accountable Act (the “HFCA ACT”)

Our ordinary shares may be prohibited from trading on a national exchange under the HFCA ACT if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the U.S. Securities and Exchange Commission (“SEC”) adopted final amendments to its rules implementing the HFCA ACT. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA ACT. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA ACT. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA ACT, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our predecessor auditor, Wei, Wei & Co., LLP, and our current auditor, HTL International, LLC, are independent registered public accounting firms that issue the audit report for the fiscal year ended June 30, 2024, 2023 and 2022, respectively, included in this annual report, and are currently subject to PCAOB inspections and the PCAOB is thus able to inspect Wei, Wei & Co., LLP and HTL International, LLC. Wei, Wei & Co., LLP is headquartered in Flushing, New York and HTL International, LLC is headquartered in Houston, Texas, and have not been inspected by the PCAOB. Neither Wei, Wei & Co., LLP nor HTL International, LLC is subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our ordinary shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our ordinary shares. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Our ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” in this annual report.

PRC Limitations on Overseas Listing

Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe the CSRC’s approval is not required under the M&A Rules for the offering and trading of our ordinary shares on Nasdaq in the context of follow-on offerings, given that: (i) our PRC subsidiaries were incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for any follow-on offerings, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, there remain some uncertainties as to how the rules will be interpreted or implemented in the context of an overseas offering and the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for any follow-on offerings.

Regulations on the Record-filing System under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. As of the date of this annual report, the Draft Rules have been replaced by the Trial Measures issued on February 17, 2023. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

We believe that neither the holding company, nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors.

If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

On September 25, 2023, we received notification from the CSRC confirming that we have completed the record filing requirement for our initial public offering, which was completed in April 2024.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of any follow-on offering.

It should be noted however, that if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

For more detailed information, see “Item 3 Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC may be required in connection with follow-on offering, and, if required, we cannot predict whether we will be able to obtain such approval. We are also required to complete and has completed recording filings with the CSRC” in this annual report.

Recent Regulatory Development in PRC

On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, and will accept public comments until December 13, 2021. According to the draft Regulations on Network Data Security, if a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

We do not expect to be subject to the cybersecurity review by the CAC for any follow-on offerings, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information of users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with our PRC Operating Entities’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for the PRC Operating Entities’ operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” in this annual report.

Permission Required from the PRC Authorities

As of the date of this annual report, our PRC subsidiaries have obtained all permissions and approvals to operate their respective business, including registration of incorporation, business license, permit for opening bank account, labor and employment recordation, social insurance registration, internet content provide registration record and such other permissions and approval as required by the PRC regulatory authorities.

We believe that we will not be subject to cybersecurity review with the CAC pursuant to the Cybersecurity Review Measures. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan.

As of the date of this annual report, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” in this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

Risks Related to Our Corporate Structure

●	Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law of China.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

Risks Related to Doing Business in China

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges and the value of our ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

●	U-BX is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company’s expenses or pay dividends to holders of our ordinary shares. Dividends paid by the WFOE to HK are subject to the 10% withholding tax.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management based on foreign laws.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

●	Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

●	Our ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	Our contractual arrangements were governed by PRC law. We also have contract engagements that are currently governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

Risks Related to Our Business and Industry

●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

●	Our revenues and future growth depend on the development of automotive industry in the PRC, the outlook for which is subject to numerous uncertainties, including China’s policies, laws, and regulations.

●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

●	If we are unable to retain and attract customers, or if we lose our existing customer base due to our inability to gain market acceptance for our services, our business and results of operations may be materially and negatively affected.

●	Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

●	We may face disruption to our technology systems and resulting interruptions in the availability of our services.

●	We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

●	A small number of customers account for a large portion of our revenues. If we are unable to maintain the relationship with these major clients or engage with more clients, our business may be materially and adversely affected.

Risks Related to Our Ordinary Shares

●	The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	You may experience dilution of your holdings due to inability to participate in rights offerings.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ordinary shares.

Risks Related to Our Corporate Structure

Previous contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the previous contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the previous VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the previous VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the previous VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our PRC Operating Entities that are critical to the operation of our business if the any of the PRC Operating Entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The PRC Operating Entities hold certain assets that may be critical to the operation of our business, including permits, domain names and most of our intellectual property rights. If any of the PRC Operating Entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the PRC Operating Entities undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law of China.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. It has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on July 23, 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If any of our business of is “restricted” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law and we may be required to restructure our business operations, any of which may have a material adverse effect on our business operation.

Our contractual arrangements were governed by PRC law. We also have contract engagements that are currently governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements were governed by PRC law and provide for the resolution of disputes through arbitration in China. We also have contract engagements that are currently governed by PRC laws and are subject to arbitration. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to pursue legal actions. On the enforcement side, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or the United States. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

China has its distinctive procedure rules provided for arbitration, including the limitations in arbitration locations, the arbitrator composition, and the scale of issues permitted to be submitted for arbitration. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that legal actions become necessary, we may suffer significant delay or other obstacles in the process of pursuing such legal actions or enforcing the result of such legal actions, and our ability to conduct our business may be negatively affected.

Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Currently, some of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

Risks Related to Doing Business in China

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

As an offshore holding company of our PRC subsidiary, U-BX may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”).

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC Operating Entities or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from any follow-on offerings and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether our previous contractual arrangement would be recognized as foreign investment, whether our contractual arrangement would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement would be handled are uncertain.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which will become effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “— We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” and “The approval of the China Securities Regulatory Commission may be required in connection with any follow-on offerings, and, if required, we cannot predict whether we will be able to obtain such approval.”

U-BX is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

U-BX is a holding company and conduct substantially all of our business through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, the WFOEs and our PRC Operating Entities may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the WFOEs are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC Operating Entities generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to $1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars.

To the extent that we need to convert U.S. dollars we receive from any follow-on offerings into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC Operating Entities were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. We do not collect personal information from our customers. Our employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which will become effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

We do not expect to be subject to the cybersecurity review by the CAC for any follow-on offerings, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the PRC Operating Entities. Neither the Company nor the PRC Operating Entities are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. Our PRC subsidiaries currently have obtained all permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse impact on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers and the majority of our directors reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this annual report, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of the PRC. Our principal business operation is conducted in the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us, such as an enforcement action by the Department of Justice, the SEC or other authorities, such agencies’ activities will constitute an investigation or evidence collection directly within the territory of the PRC and, accordingly, will fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or establishing a regulatory cooperation mechanism with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, as Article 177 is a recently promulgated provision and, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the US. See also “— Risks Related to Our Ordinary Shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that U-BX is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of U-BX would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our PRC subsidiaries in China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC (“MOFCOM”), be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by National Development and Reform Commission (“NDRC”) and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the CSRC may be required in connection with follow on offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic interests using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an issuer who issues overseas listed securities after overseas listing shall, within three working days after the completion of the issuance, submit required filing materials to the CSRC, including but not limited to: filing report and relevant commitment; and domestic legal opinion. Furthermore, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas

Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023, and replaced the Draft Rules Regarding Overseas Listing. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

On September 25, 2023, we received notification from the CSRC confirming that we have completed the record filing requirement for our initial public offering, which was completed in April 2024.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of any follow-on offering.

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires U-BX and its subsidiaries, including the PRC Operating Entities, to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for any follow-on offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any follow-on offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any follow-on offerings before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

We believe that neither U-BX, nor any of its subsidiaries, including the PRC Operating Entities are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission either as of the date of this annual report. However, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

It should be noted however, that there is uncertainty in relying on such advice of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated. We cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.

As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of any follow-on offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of any follow-on offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from the PRC Operating Entities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC Operating Entities may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the PRC Operating Entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ordinary shares.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have been paying and will continue to pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees. However, we may be subject to penalties for our failure to make payments in accordance with the applicable PRC laws and regulations should any regulations change in the future, in which case, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our predecessor auditor, Wei, Wei & Co., LLP, and our current auditor, HTL International, LLC, are independent registered public accounting firms that issue the audit report for the fiscal year ended June 30, 2024, 2023 and 2022, respectively, included in this annual report, and are currently subject to PCAOB inspections and the PCAOB is thus able to inspect Wei, Wei & Co., LLP and HTL International, LLC. Wei, Wei & Co., LLP is headquartered in Flushing, New York and HTL International, LLC is headquartered in Houston, Texas, and have not been inspected by the PCAOB.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, according to Article 177 of the PRC Securities Law, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this annual report, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, because our auditor conducted their work with the collaboration of its China-based office, Article 177 of the PRC Securities Law may in the future prohibit the audit paper of our financial statements be fully inspected by the PCAOB without the approval of the PRC authorities. Our ordinary shares could be delisted and prohibited from being traded on the Nasdaq Capital Market or any other U.S. stock market under the HFCA Act if it is determined in the future that our auditor, which has a presence in China, is unable to be fully inspected or investigated by the PCAOB. Article 177 is a recently promulgated provision and, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

If trading in our ordinary shares is prohibited under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of SFO requires prior approval from the SFC for any company or individual to become a substantial shareholder of a SFC licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in or is entitled to control the exercise of the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares.

Risks Related to Our Business and Industry

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced operations in 2018. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect our ordinary share price.

Our revenues and future growth depend on the development of automotive industry in the PRC, the outlook for which is subject to numerous uncertainties, including China’s policies, laws, and regulations.

We currently focus on serving the auto insurance industry and, as such, trends and developments in the auto industry in the PRC are critical to our clients. The general public’ demand for automobile purchases is directly related to their demand for auto insurance purchases.

We are unable to predict the future development of the industry as it may be affected by a number of complex factors, including the PRC’s overall economic conditions, the urbanization rate of the Chinese population, growth in household disposable income, the cost of new vehicles, trade barriers and tensions and other government protectionist measures, as well as taxes and incentives related to vehicle purchases. Specifically, tariffs or global trade wars could increase the cost of imported vehicles, which could negatively impact the vehicle demand and, in turn, our business. In addition, government policies including restrictions on the licensing of new passenger vehicles in major cities, increasingly stringent emission standards and purchase tax adjustments may have a profound impact on the growth of the auto industry in the PRC.

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities for the fiscal years ended June 30, 2024 and 2022, and we may not be able to achieve or maintain profitability or positive cash flow in the future.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and take time to achieve profitability. With continuing net loss and negative cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at a price or terms favorable to us or at all.

We face intense competition, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

The market for our services is highly competitive. We face competition in the insurance sector in the PRC. We also face competition from other companies in the insurance technology sector and the traditional insurance industry. Our competition is mainly focused on factors such as improving user coverage, user engagement and brand awareness, and customer attraction and retention.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Some of our competitors have entered into or may enter into business partnership agreements with search engines, which may affect our ability to obtain additional consumers from the same sources. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. We cannot assure you that any such large internet business groups will not focus on insurance technology in the future. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

If we are unable to retain and attract customers, or if we lose our existing customer base due to our inability to gain market acceptance for our services, our business and results of operations may be materially and negatively affected.

In order to maintain and strengthen our position as a leading provider of insurance technology services, we must continue to retain and attract customers from WeChat mini programs and website by providing insurers, insurance brokers and insurance intermediaries with convenient and efficient automated processes. We must innovate and introduce services and applications that improve the users’ experience. In addition, we need to maintain and increase our brand awareness among our users. If we are unable to provide high-quality and timely content to insurance brokers, or are unable to provide an excellent user experience or maintain our brand awareness, we may be unable to attract and retain users. If our user base decreases, our website and WeChat mini programs may lose its appeal to our customers, including insurance agencies and insurance intermediaries, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to properly identify trends or introduce new services to the market as quickly, efficiently or competitively priced as our competitors. Existing customers may not become the target audience for new business, which will reduce our comparative advantage against our competitors. If the number of our customers decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our business and results of operations may be materially and negatively affected.

Any harm to our brand or reputation may materially and adversely affect our business.

The brand recognition and reputation of our “U-BX” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience or quality of services, including inappropriate behavior of sales personnel, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity regarding the insurance carriers on our platform, whose activities are out of our control. Negative public perception on the insurance products by insurance carriers on our platform or that insurance carriers on our platform do not provide satisfactory customer services, even if factually incorrect or based on isolated incidents, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users.

If our online promotions are not effective, our ability to increase revenue and profitability could be materially and adversely affected.

With the increasing availability of the internet in the PRC, the internet has become an increasingly important marketing and advertising channel for the insurance industry. As a result, online marketing and promotion has become a major part of our effort to promote insurance products for our clients, and if the results achieved through online promotion do not meet our clients’ expectations, our clients may reduce their spending and efforts on our online promotions and devote more of their marketing budgets to other more visible marketing companies or traditional media companies. Our ability to increase revenue and profitability through online marketing may be adversely affected by a number of factors, many of which are beyond our control, including:

●	Difficulties in tapping into large user groups whose demographic characteristics are fitted to our clients’ products

●	Increased competition and potential downward pressure on online advertising prices.

●	Difficulties in retaining and acquiring customers.

●	Failure to develop independent and reliable ways to validate online traffic

●	Declining use of the internet or online marketing in China.

If the internet is not widely accepted as an effective media or marketing platform for the insurance industry in the PRC, our business, financial condition and results of operations could be materially and adversely affected.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

Along with growth and expansion of our business, we may be involved in litigation, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

Our current risk management system may not be able to exhaustively identify or mitigate all risks to which we are exposed.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, customer service personnel or other third parties, including but not limited to our users and business partners, or other events that are out of our control.

We may face disruption to our technology systems and resulting interruptions in the availability of our services.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding websites, WeChat mini programs and official accounts connecting our network with those of our various platform users. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill user request, reduced fund raised or size of mutual plans and the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business.

We may fail to protect our intellectual properties.

We regard our software registrations, trademarks, domain names and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio do not perform as we expect, our results of operation and profitability may be adversely affected.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Jian Chen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and business partners could diminish, resulting in a material adverse effect to our business.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the initial public offering completed in April 2024, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to the initial public offering completed in April 2024, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ordinary shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. China’s National Bureau of Statistics reported a negative GDP growth of 6.8% for the first quarter of 2020 and a positive growth of 8.1% for the year of 2021. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

A small number of customers account for a large portion of our revenues. If we are unable to maintain the relationship with these major clients or engage with more clients, our business may be materially and adversely affected.

For the year ended June 30, 2023, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 12.5% of the Company’s total revenues. No customer that accounts for more than 10% of total revenues for the year ended June 30, 2204 or 2022. If any of these customers choose to terminate their cooperation relationship with us, we will lose a substantial part of our revenue and will have to seek a different partner to make up for the loss. Therefore, it could be materially temporary or permanently impact our business if for any reason we had to end the business relationship with any one of our current clients. We are planning to develop our client base in the coming years and engage with new companies similar to our existing customers to develop our business.

We rely on a limited number of suppliers. If we are unable to maintain the relationship with these suppliers or engage more suppliers, our business may be materially and adversely affected.

We rely on a limited number of suppliers. Reliance on these suppliers presents significant risks to us, including but not limited to potential failure to obtain traffic for the digital promotion services and failure by us to find alternative suppliers. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases respectively. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases. As of June 30, 2024, four suppliers accounted for 32.2%, 26.6%, 19.2% and 18.9% of the total balance of accounts payable respectively. As of June 30, 2023, five suppliers accounted for 24.1%, 19.6%, 19.3%, 15.5% and 13.7% of total accounts payable of the Company respectively. For the year ended June 30, 2022, three suppliers accounted for 20.7%, 17.8% and 11.8% of the Company’s total purchases respectively. No suppliers individually represent greater than 10.0% of total accounts payable of the Company as of June 30, 2022.

The ability and willingness of our suppliers to continue cooperating with us is largely beyond our control. If one or more of these suppliers fail to perform its obligations in a timely manner or at satisfactory quality levels, we could face difficulties in fulfilling our customers’ needs, and we may be unable to timely find alternatives at a reasonable price. As a result, our total revenue could decline and our business, financial condition and results of operations would be adversely affected.

Risks Related to Our Ordinary Shares

The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ordinary shares, the market price for the ordinary shares and trading volume could decline.

The trading market for the ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ordinary shares, the market price for the ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ordinary shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ordinary shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ordinary shares may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ordinary shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a Company with less than $1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ordinary shares.

A non-U.S. corporation, such as our Company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

After the restructure that was completed in March 2022, U-BX Beijing is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any follow-on offerings. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

Item 4. Information on the Company

4.A. History and Development of the Company

The following diagram illustrates the corporate structure of U-BX Technology Ltd. and its subsidiaries as of the date of this annual report.

U-BX was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under its amended and restated memorandum of association, U-BX is authorized to issue 10,000,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. There are currently 29,700,000 issued and outstanding ordinary shares. U-BX’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

U-BX HK was incorporated on July 14, 2021 under the laws of Hong Kong. U-BX HK is a Hong Kong limited company and a wholly-owned subsidiary of U-BX. U-BX HK is a holding company and does not have any operations.

WFOE Beijing was incorporated on July 23, 2021 under the laws of the People’s Republic of China. WFOE Beijing is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of U-BX HK. WFOE Beijing does not have any operations.

WFOE Suzhou was incorporated on November 28, 2022 under the laws of the People’s Republic of China. WFOE Suzhou is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of U-BX HK. WFOE Suzhou is a holding company and does not have any operations.

WFOE Zhejiang was incorporated on July 10, 2023 under the laws of the People’s Republic of China. WFOE Zhejiang is a limited liability company, and a wholly owned subsidiary of U-BX HK. WFOE Zhejiang is a holding company has never had any assets or operations.

U-BX Beijing was incorporated on March 27, 2018 under the laws of the People’s Republic of China. U-BX Beijing is a limited liability company. WFOE Beijing, U-BX Beijing and the then shareholders of U-BX Beijing entered into a series of contractual agreements, including the Equity Pledge Agreement, Exclusive Call Option Agreement, Shareholders’ Voting Rights Proxy Agreement, Business Cooperation Agreement and Consultation and Services Agreement (the “VIE Agreements”). The VIE Agreements established the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements dated August 16, 2021 with certain shareholders of U-BX Beijing and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with U-BX Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into termination agreements with each shareholder of U-BX Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China. Jiangsu Jingmo is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China. Jiangsu YJYC is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China. RDYJ is a limited liability company and a wholly-owned subsidiary of U-BX Beijing.

Jiangsu YCHB was incorporated on August 21, 2020 under the laws of the People’s Republic of China and was dissolved on March 1, 2022. Jiangsu YCHB was a limited liability company and a wholly-owned subsidiary of U-BX Beijing. Jiangsu YCHB has never had any assets or operation.

U-BX Suzhou was incorporated on December 2, 2022 under the laws of the People’s Republic of China. U-BX Suzhou is a limited liability company, and a wholly owned subsidiary of WFOE Suzhou.

JZSC Technology was incorporated on November 6, 2023 under the laws of the People’s Republic of China. JZSC Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

The Restructuring

Prior to the restructure completed in March 2022, WFOE Beijing entered into a series of VIE Agreements with U-BX Beijing and the shareholders of U-BX Beijing, which established the VIE structure. The VIE structure was used to provide investors with exposure to foreign investment in China-base companies where Chinese law prohibits direct foreign investments in certain industries.

As a result of the VIE Agreements, WFOE Beijing was regarded as the primary beneficiary of U-BX Beijing, and we treated U-BX Beijing and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of U-BX Beijing and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2022, the U-BX HK, the parent company of WFOE Beijing, decided to dissolve the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with U-BX Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into each shareholder of U-BX Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure is dissolved. The VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

Corporate Information

Our principal executive office is located at No.1 Linkong Er Road, Zhongguan Science and Technology Park, Shunyi District, Beijing City, China 101300. The telephone number of our principal executive offices is +86-010-065120297. Our registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service for process in the United States is Cogency Global Inc., located at 122 E 42nd St 18th Fl, New York, NY 10168.

4.B. Business Overview

U-BX Technology Ltd. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through U-BX Beijing, U-BX Suzhou, Jiangsu Jingmo, Jiangsu YJYC and RDYJ. Since U-BX Beijing’s establishment in 2018, we focus on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

Through the PRC Operating Entities, our business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-added bundled benefits. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car washes, maintenance plans or parking notification, to these carriers, which they may then pass onto their customers for either low or no cost.

In addition to servicing institutional customers, we provide up-to-date insurance-related information to individual consumers through our mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image within the general public.

At present, our client base consists of more than 300 city-level property and auto insurance carriers nationwide using our products and services to conduct business on a daily basis. Some of our clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operation. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels we offer.

Holding Company Structure

U-BX is a holding company with no material operations of its own. We currently conduct our operations primarily through our PRC Operating Entities. Investors will not and may never directly hold equity interests in the PRC Operating Entities. See “Corporate History and Structure” starting on page 2 of this annual report.

Our Services and Products

We, through the PRC Operating Entities, provide value-added services and products to insurance carriers, so they can better serve their consumers. Through the digital promotion services, risk assessment services and value-added bundled benefits we provide to insurance carriers, we facilitate the business operation and marketing for our insurance carrier clients. In the future, we plan to include retail consumers in our client base.

Digital Promotion Services

We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views or our clients’ promotion time through those channels. Through the promotional channels, clients can promote brand awareness and their products and services. Using internet public domain traffic and private domain traffic, our promotion services have reached a large number of insurance buyers and connected them with multiple insurance carriers, optimizing insurance advertising efficiency in a cost-efficient way.

We use services and platforms offered by third parties to obtain traffic on certain platforms including online content-based platforms (e.g. Tik-Tok, Kuaishou, etc.) and offline scene marketing platforms. In a typical scenario, we insert the hyperlink of our promotion materials on the website with high traffic, and people browsing the website content will likely click on our hyperlink and read the promotion. Based on our clients’ specification about the promotion content, the expected frequency of clicks and views, our operation staff tracks the work progress and ensure the clients’ standards have been met at the end of each promotion cycle. Our technology team monitors the traffic and analyses the results of each promotion and produces a traffic report to the clients. The clients are able to track the number of clicks and views. We also use popular social media platforms as marketing channels.

As agreed in the promotion agreements we have with our clients, we receive commissions from our clients based on the number of user clicks and the institutional clients’ promotion time on the promotional channels. At the beginning of each month, our clients set the monthly promotion budget and agree with us on the exact promotion orders and promotion content. Our team subsequently works on details of their promotion needs of that specific month. We send the service invoice to our clients in the second half of each month after we receive the confirmation of each month’s promotion effect from our clients. Our clients typically pay at the end of each month. If a delay arises from an audit by a client of a report, payment will arrive at the beginning of the next month. To date, we have had no collection issues.

Risk Assessment Services

We have developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Equipped with a calculating formula for insurance carriers to assess the insurance risk attached to individual vehicles and utilizing artificial intelligence (“AI”) and optical character recognition technology, Magic Mirror takes in vehicle information, and produces a detailed individual risk assessment report for each vehicle, including the chances a certain vehicle will be involved in an accident or suffer damage, the chances certain insurance claims will be brought for the vehicle, and an estimate of insurance settlement amount under different auto insurance coverage types. For example, suppose the vehicle is a Ford SUV that has been used for 3 years in Hebei Province, China, Magic Mirror may conclude the risk of a shattered window is 35% and the average settlement is RMB 990 ($154).

The development of Magic Mirror is based on various sources of information and technology, including the insurance types and rate from major insurance carriers, the public data on Autohome Inc.’s website, the public data of the China Automobile Industry Association and the prices of common vehicle accessories and TensorFlow Python technology. TensorFlow Python is a free and open-source software library for machine learning and artificial intelligence created and released by Google. It can be used to create deep learning models directly. Magic Mirror utilizes TensorFlow Python technology’s machine learning feature that can extrapolate the patterns between vehicle types and the entailed risk from vehicle information such as vehicle accessories, past claim settlement information and the auto insurance type. It strengthens Magic Mirror’s calculating formula and risk assessment function.

We are not aware of any products with similar functions in the market and we believe our Magic Mirror has unique competitive advantages. In the most recent financial year, we have accumulated 61 Magic Mirror users and the annual revenue generated by this product has exceeded $8.7 million.

Insurance companies purchase this product from us to get a better understanding of the risks entailed with each individual vehicle they plan to insure. This product is especially popular among insurance carriers when insurance carriers are in greater need for predictability in making insurance decisions. Based on the vehicle’s information, including the vehicle type, functions, brand model, new car purchase price, frame number, engine number, seat number, displacement, power, vehicle age, and insurance type, etc., we build our customers predictive models with multi-dimensional, multi-features and the accuracy of the risk assessment results in a visual form as below:

*	The Xgboost model curve demonstrates the accuracy of Magic Mirror prediction. The dashed line shows any random prediction with a 50% accuracy rate, whereas the solid line shows the accuracy of Magic Mirror, which is about 77.26%.

Magic Mirror obtains all vehicle information from our clients, the auto insurance carriers. We regularly update the Magic Mirror system based on the information processed within the system, strengthening the efficiency of the AI calculation method, so that the product could continue to provide more accurate reports to our clients.

Value-added Bundled Benefits

We sell value-added bundled benefits to insurance carriers. These benefits comprise regular service codes, which carriers provide to their clients as part of the latter’s service package, as well as vehicle moving notification service codes. Upon presenting the code, vehicle owners are able to use a series of vehicle maintenance services such as car washing, car maintenance, driver services and vehicle moving notification services. We regularly assess the pricing of the services afforded by our service codes and update our service provider partner pool, so that we can consistently offer good services at competitive prices to our clients. Currently, our strategy still focuses on attracting more users by competitively pricing our service codes. Our vehicle moving notification services is a highly innovative design which allows the vehicle owners to receive instant notification no matter where they are or where the vehicles are parked, if for any reason their vehicles need to be moved to a different spot to make way for public convenience or another vehicle owner’s convenience. Vehicle owners possessing the vehicle moving notification code can place the code on their vehicles and receive phone notification without revealing their contact information if their vehicle needs to be moved for public convenience.

The suppliers of our regular service codes are auto maintenance service code providers who have the capacity to consolidate vehicle maintenance service providers all over China. We procure pre-packaged vehicle maintenance packages at a relatively low price, and then resell the codes to our client, auto insurance carriers. Benefiting from our broad network with vehicle maintenance service providers, we have been able to obtain high-quality vehicle maintenance service packages at competitive prices, therefore maintaining a profit margin for the Company, and a competitive advantage over our competitors. We create the vehicle moving notification service codes on our own and sell them to the insurance carriers directly.

The vehicle maintenance service market in China is largely divided by region. There are relatively few vehicle service companies that offer nationally available vehicle maintenance services, and those who offer such service scale are mainly located in first tier cities. The service codes we sell to insurance carriers afford vehicle owners maintenance services all over the country. We believe this feature makes our service codes more attractive to both insurance carriers who purchase our codes and vehicle owners who use the service attached to the codes.

Free Information on Website and Mini-programs

We maintain a free informational mini program within WeChat called “Wowobaodian”. This product mainly serves as an insurance brokers’ professional development tool. Our editorial team regularly authors and posts articles about cutting-edge insurance industry trends, insurance-related knowledge and most recent insurance policies within this mini program. The materials are in the form of articles, pictures and videos. Equipped with the ability to mine WeChat Moments contacts and efficiently reach prospective insurance buyers, this product has seen rapidly expanding customer base since its launch.

Prospective users can access the mini program by searching “Wowobaodian” mini program through WeChat, or clicking on the “Wowobaodian” card link shared by other users. Using Wowobaodian does not require user registration and is free of charge. This mini program has attracted a large number of insurance brokers that benefit from learning from our materials and sharing them with family and friends to achieve broader exposure to their prospective clients. On the other hand, having a large group of active insurance brokers on our mini program increases our leverage during the negotiation with our institutional clients and thus eases our communication process with those clients.

Our mini program is highly specialized in the vehicle insurance industry. We do not believe there is currently any other service provider who operates a similar informational platform that focuses on auto insurance industry. Therefore, we believe our mini program has a competitive advantage and is a pioneer of the information platform related to the auto insurance industry.

Our Customers and Suppliers

Our customers are well-known insurance carriers and insurance intermediaries in China. At present, we have established cooperation with more than 300 city-level property and casualty insurance carriers across the country, including the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., and Huatai Insurance Brokers Co., Ltd., etc.

No customer individually represents greater than 10.0% of total revenues of the Company for the year ended June 30, 2024. For the year ended June 30, 2023, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 12.5% of the Company’s total revenues. No customer accounts for more than 10% of total revenues for the year ended June 30, 2022.

As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively. As of June 30, 2023, two customers accounted for 13.1% and 10.5% of the total balance of accounts receivable respectively. As of June 30, 2022, one customer accounted for 55.9% of the total balance of accounts receivable.

Currently, our suppliers mainly consist of internet technology companies in China. Our suppliers are divided into four categories: 1) Promotion traffic suppliers; 2) vehicle maintenance service code providers; 3) Technology development suppliers; and 4) Information operators. The promotion traffic suppliers represent the majority of our suppliers based on the cost of our suppliers. Among the promotion traffic suppliers, we use both online content platforms and offline scene marketing platforms. We constantly adjust our supplier pool to optimize our procurement cost.

Our top four suppliers represent 53.6% of our total supply volume, for the year ending June 30, 2024. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases. For the year ended June 30, 2022, three suppliers accounted for 20.7%, 17.8% and 11.8% of the Company’s total purchases. As of June 30, 2024, four suppliers accounted for 32.2%, 26.6%, 19.2% and, 18.9% of the total balance of accounts payable. As of June 30, 2023, five suppliers accounted for 24.1%, 19.6%, 19.3%, 15.5% and 13.7% of the total balance of accounts payable. No suppliers individually represent greater than 10.0% of total accounts payable of the Company as of June 30, 2022.

We enter into supply contracts with our suppliers. A typical supplier agreement lasts for one year with the automatic option to extend by another year absent either party’s objection. Both parties have the right to terminate the agreement upon notifying the other party in advance. The supplier provides business support and information consultation services and charges us a service fee and management fee either monthly or on an agreed-upon date. Both parties bear responsibilities to keep the business information confidential. The supplier agreements are governed by the law of PRC.

We will diversify our pool of suppliers as we develop our business to reduce the risk of our dependence on our major suppliers.

Sales and Marketing

Currently, through the PRC Operating Entities, our marketing team conducts promotion offline by reaching out to auto insurance carriers by region.

By promoting our brand and services, we aim to attract more individual clients we can promote directly without going through third party traffic suppliers. For institutional clients, we will build a capable and resourceful sales team and send the team to communicate with our potential institutional clients. For individual clients, who are mostly insurance brokers, we will use both online and offline scene marketing, where we will partner with automakers, auto distributors and online social media platforms.

Our Growth Strategy

Enhance our Digital Promotion Service

Currently, we are still at an early stage in our digital promotion services. We plan to enhance our marketing team and hire more well-connected marketing managers in the industry, who will help us reach more institutional clients that are interested in using our promotion services.

We plan to also diversify our internet marketing channels to reach more potential users by expanding our current promotion channels from online only to online and offline. To build the offline channels, we plan to cooperate with vehicle manufactures and sellers. To expand online channels, we plan to partner with popular social platforms including Tik-Tok, Weibo, Baidu and Kuaishou to promote our clients’ insurance products. We anticipate that our promotion investment will at least double in size in the near future, and the width and intensity of our promotion channels will be strengthened.

Improving the Content Quality of Wowobaodian

We plan to further upgrade Wowobaodian by enriching its contents and functions in order to grow our user base, and continue to diversify and optimize our product content to enhance the user experience. Currently, the content we create on Wowobaodian is mainly in the form of articles and pictures. To better adapt to the user needs, we will add more video-based content to educate Wowobaodian users. For example, we will design tutorial videos catering to insurance brokers to help them build their professional images. This video series will likely become the first set of paid content we create for our Wowobaodian users.

Meanwhile, we plan to make the user experience on Wowobaodian more fun and easier to share. For example, currently we are testing an interactive product on Wowobaodian that will change the traditional one-way information input mode commonly seen on similar mini programs. This interactive product allows individual users to produce and share original content on our mini program so that our users will have the opportunity to adopt dual roles as readers and producers. During the testing stage, we will keep the uploading access open to all users, and then our quality control team will review the uploaded materials and select qualified materials to post on the program. In the long term, we anticipate discovering users with high quality output and further engaging with them.

Strengthen our Partnership with Insurance Carriers and Insurance Intermediaries

We will continue to strengthen our existing service scope and introduce new high-quality services to create more value for our institutional customers. We plan to extend our outreach to downstream insurance carriers to strengthen pricing and customization of insurance products. Our priority is to recruit more talent in the insurance actuarial field in order to perfect the AI calculation within the Magic Mirror system, so we can better serve our institutional clients by providing a more accurate pricing formula for their business.

Currently, we assist our clients with their insurance claim risk assessment using the Magic Mirror formula. In the future, we plan to expand our current business scale and move our focus toward insurance service marketing and apply our technology services in that field.

Increasing our Technology Capabilities

We will continue to develop our AI and big data capabilities, including our core technical capabilities, data processing technology and machine learning algorithms in order to strengthen the data mining and analysis capabilities of Magic Mirror. We plan to enhance our ability to provide solutions that cater to the needs of customers to help customers better achieve marketing promotion and consumer monetization capabilities. We will keep updating the core technologies of the Magic Mirror to satisfy our customers’ needs.

Expand the Service Scope

We plan to expand our current service scope into the life insurance and health insurance industry. We will reach out to prospective institutional clients in the health insurance industry as well as discover individual clients, aiming to cover the whole spectrum of the health insurance market. Our first step is to recruit more well-connected and knowledgeable staff with extensive experience in the health insurance industry for our promotion services and the Wowobaodian mini program, so that we can keep up the quality of our output to users of Wowobaodian and reach institutional clients in the health industry field. In the future, we plan to establish a separate department focusing on health insurance clients.

According to our research, short-term health insurance is comparable to property insurance in terms of the insurance sales tactics, insurance institutions’ marketing efforts and development stage, and insurance buyers’ purchasing habits. We plan to take advantage of our current vehicle insurance expertise and expand directly into the short-term health insurance field. Long term health insurance requires more complicated management and the business operates very differently from vehicle insurance. It operates on various long term insurance contracts that involve more difficult decisions in terms of purchase price and coverage. Our initial strategy will include conducting more industry research and focusing on knowledge output. Gradually we plan to develop a business model that is profitable and sustainable.

Develop Overseas Markets

We plan to expand our technology to conduct business in Southeast Asia and other international markets, and provide overseas customers with online growth strategies. We believe that our advanced technology, products and content, and operating model should make us competitive in many overseas markets as well as domestic markets. The Southeast Asia market has great potential evidenced by fast industry growth. We anticipate that our experience in building our business operations in China will be greatly helpful to our business expansion into Southeast Asia.

Currently, we are recruiting new graduates who are familiar with the various Southeast Asian languages and business cultures to build an international business development team. This team will contact local insurance institutions initially and familiarize themselves with local insurance regulations. Our plan is to initiate our operations in Vietnam and Indonesia next year and we anticipate achieving profitability in those regions in two years.

Competitive Advantages

Through the PRC Operating Entities, we are committed to optimizing matching internet platform advertising strategies with insurance customers through the use of the internet, AI tools and big data. We believe we are one of the pioneers in the insurance technology industry that mainly serves auto insurance carriers. Our major competitors are mainly involved in helping insurance carriers acquire more clients or with insurance carriers’ policy issuing process, whereas we much more rely on internet technology and online traffic promoting. Our goal is to become the largest business platform serving both insurance brokers and insurance carriers, helping insurance carriers transform their promotion means from traditional offline channels to online channels.

We believe that we have some competitive advantages, which will enable us to maintain and further improve our industry market position in the national market. Our competitive advantages include:

Experienced and Visionary Management Team

Our management team has extensive experience in the insurance industry and the internet industry. For example, our COO, Mingfei Liu served as the vice president of Fanhua Brokerage, one of the largest insurance brokerage companies in Asia, and the senior director of Gome Financial Insurance. He has developed multiple insurance products such as mobile phone broken screen insurance. Our CEO, Jian Chen used to work at China’s first-tier Internet companies, including Qunar.com and Autohome Inc., where he was responsible for product and operation management. Mr. Chen built the vehicle owner service department at Autohome Inc. and built a vehicle owner service platform with more than 100 million registered users.

Our managers have sharp business judgment, execution power and a keen eye on the future development trend of the industry. We have also cultivated a corporate culture that inspires insurance consumers to appreciate and understand all aspects of insurance products. We believe this culture is the foundation of innovative business models for our industry.

Market Promotion Advantage

We analyze user needs, behaviors, patterns and preferences to develop data-driven personalized content and service ranges. We have an accurate match between the insurance company clients and the insurance buyers and often successfully match the two groups based on each other’s unique needs.

In terms of marketing and promotion, we collect and study website user browsing behavior, browsing scenes and other data to achieve precise docking. We strive to match advertising strategies with insurance customers, improve marketing efficiency, and reduce the cost of marketing and promotion. We have designed multiple approaches for our market promotion business through website data analysis, including website visitation time span and visitor clicks tracking.

Technology Advantages

We have an advanced position in terms of our technology team qualification, the depth of our use of technology as well as our research and development investment. We use AI and big data as the technical foundation and pursue a user-oriented strategy. Our deep industry knowledge in algorithms and marketing insights provide us with substantial AI capabilities. We have developed and are constantly optimizing the AI-based Magic Mirror, which effectively collects user behavior information and analyzes a large amount of data from multiple sources throughout our entire content generation system.

In addition to the Magic Mirror system, we plan to come up with more digital products that serve our institutional clients. For example, with our own AI algorithm, we can accurately predict the future probability of compensation and the rough amount of damage compensation for the specific vehicle. As a result, we can help insurance carriers provide precise risk control measures to reduce the insurance company’s operating risks and business losses.

High Quality Content on Wowobaodian

Our editorial team consists of experienced staff with years of experience in the insurance industry. The team has up-to-date knowledge and caters to our readers’ needs timely. Our authors are professionals who have experience in running sizable platforms and internet technology companies, such as Qunaer.com, Meituan.com, JD.com and Autohome Inc.

We have high standard in our recruitment and aim to build a diverse and multi-talented team that is able to generate up-to-date industry materials in multiple forms, including articles, audios and videos. Meanwhile, we are careful in providing insights about most recent industry policies. Given that regulations over the insurance industry in China are strict and intricate, our editorial team also offers detailed policy analysis and apply their professional experience and knowledge in our articles.

Recent Developments

Change of Management

On May 3, 2024, Xiaoli Zhong tendered her resignation as the Chief Financial Officer of the Company. Effective on May 3, 2024, the Board appointed Qingcai Li to serve as the succeeding Chief Financial Officer of the Company for a term of three years or until his earlier death, resignation or removal.

Changes in Company’s Certifying Accountant.

On August 5, 2024, the Company notified Wei, Wei & Co., LLP of its decision to dismiss Wei, Wei & Co., LLP as the Company’s auditor. On August 8, 2024, the Audit Committee and the Board of Directors of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective on August 21, 2024.

Adoption and Implementation of Employee Stock Incentive Plan

On September 3, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on September 3, 2024. The 2024 Equity Incentive Plan consists of 2,700,000 Ordinary Shares, $0.0001 par value. On September 19, 2024, the Company issued 2,70,000 ordinary shares to certain employees as compensation for their continued service in the Company.

Increase of Share Capital Proposed Reverse Split

The Company held an annual meeting of shareholders on October 24, 2024 (the “Annual Meeting”), during which the shareholders approved to increase the Company’s authorized share capital from USD 50,000.00 divided into 500,000,000 ordinary shares of par value USD 0.0001 each to USD 1,000,000.00 divided into 10,000,000,000 ordinary shares of par value USD 0.0001 each by the creation of additional 9,500,000,000 ordinary shares of par value USD 0.0001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”). The shareholders also agreed to amend and restate the memorandum and articles of association of the Company to reflect the Share Capital Increase.

Proposed Reverse Split

At the Annual Meeting, the shareholders also approved a share consolidation of the Company’s issued and unissued ordinary shares be approved at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”) provided that no fractional share shall arise from the Share Consolidation, and (B) to authorize the Company to round up any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including determining the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation. The shareholders also agreed to amend and restate the memorandum and articles of association of the Company to reflect the Share Consolidation, after it is implemented by the Board.

Proposed Private Placement

At the Annual Meeting, the shareholders also approved an offering of ordinary shares (the “Placement Shares”) to raise with gross proceeds of USD6,000,000 to investors that include Jian Chen, the CEO and a Director of the Company, and Mingfei Liu, the COO of the Company, among other related parties, at a per share price equal to 101% of the closing bid price of the trading day immediately preceding the date of the definitive securities purchase agreement and at such time as determined by the Board (the “Proposed Private Placement”) and (B) to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Proposed Private Placement, including determining the number of Placement Shares and the issue price and date of issue of the Placement Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Proposed Private Placement.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Snailinsur Group Limited	Hong Kong

Beijing Lianghua Technology Co., Limited	People’s Republic of China

Suzhou Lianghua Digital Technology Co., Limited	People’s Republic of China

Zhejiang JZSC Enterprise Management Co., Ltd	People’s Republic of China

Zhejiang JZSC Technology Co., Ltd	People’s Republic of China

Suzhou Youjiayoubao Technology Co., Limited	People’s Republic of China

Youjiayoubao (Beijing) Technology Co., Limited	People’s Republic of China

Jiangsu YJYC Technology Co., Ltd.	People’s Republic of China

RDYJ Smart Technology Co., Ltd.	People’s Republic of China

Jiangsu Jingmo Technology Co., Ltd.	People’s Republic of China

4.D. Property, Plant and Equipment

Facilities

Our Company is headquartered in No.1 Linkong Er Road, Shunyi Garden, Zhongguan Technology Park, Shunyi District, Beijing, China Our business registration address is also located here. covering an area of 1,000 square feet. The lease term was from April 15, 2021 to April 15, 2025. Due to the favorable policy support from the local government, we receive a subsidy for renting the location and we are not required to pay any rent. We benefit from the local policies that support business development by receiving a subsidy for renting the location; as a result, we are able to keep this location free of charge.

Intellectual Property

We rely on trademarks, software copyrights and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. We have signed relevant confidentiality agreements or clauses with our employees, certain customers and suppliers. We rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs.

Protecting our intellectual property is a strategic focus of our business. We do not rely on intellectual property rights authorized by third parties for our business operation.

As of the date of this annual report, U-BX Beijing has 1 registered trademark, 9 registered domain names, and 2 unissued software copyrights.

Copyright

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Status
2021SR0970648	2021/06/30	Software	Youjia Insurance Quick Order System V1.0	PRC	Pending review
2021SR905368	2021/06/17	Software	Youjia Insurance Merchant System V1.0.	PRC	Pending review

Trademarks

We own the following trademark:

Trademark Number	File Date	Issue Date	Expiration Date	Trademark Name	Jurisdiction	Owner	Class
34109461	2019/06/14	2019/06/14	2029/06/13		PRC	U-BX Beijing	42

Domain

U-BX Beijing and its subsidiaries have the right to use the following domain registration issued in the PRC:

Number	Issue Date	Expiration Date	Registration Agency	Domain Name	Owner
1	2016/03/23	2026/03/23	Alibaba Cloud Computing (Beijing) Co., Ltd.	u-bx.com	U-BX Beijing
2	2016/03/23	2026/03/23	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiabaoxian.com	U-BX Beijing
3	2018/03/12	2026/03/12	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiayoubao.cn	U-BX Beijing
4	2018/03/12	2026/03/12	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiayoubao.com	U-BX Beijing
5	2019/11/28	2025/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Ufukuan.com	Jiangsu YJYC
6	2019/11/28	2025/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youfukuan.com	U-BX Suzhou
7	2018/08/22	2026/08/22	Alibaba Cloud Computing (Beijing) Co., Ltd.	Chongv.cn	RDYJ
8	2019/11/28	2025/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youfukuan.cn	Jiangsu Jingmo.
9	2023/06/10	2026/06/10	Alibaba Cloud Computing (Beijing) Co., Ltd.	Feisu.chat	JZSC Technology

We are planning to apply for both software copyright protection and patent protection for our Magic Mirror system and its auto insurance risk calculating formula, which is the main value of Magic Mirror system.

Item 4A. Unresolved Staff Comments

None.

Regulation

Regulations on Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and came into effect on January 27, 2021. Industries not listed in the 2020 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. On March 12, 2022, the 2022 Negative List was released and took effect on the same day. Industries not listed in the 2022 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. We believe that our business is not in an industry on the 2022 Negative list, and it does not involve or operate in either a prohibited or restricted industry.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010, there are three types of patent in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

We currently do not own any patent, but we plan to apply for patent protection for the calculating formula within our Magic Mirror system.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (the current effective revision became effective on April 1, 2010 while the latest revision has not yet come into effect until June 1, 2021), provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Laws disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration, or the NCA on April 6, 1992 and latest amended on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law was promulgated by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, replacing the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that (i) local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may make public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce of the PRC, promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, which came into effect on July 30, 2019. Industries not listed in the 2020 Negative List and 2019 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016 and amended in 2017 and 2018, establishment of and changes to FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which went into effect on January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through the Enterprise Registration System and National Enterprise Credit Information Notification System.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Foreign Exchange Control Regulations of the PRC, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008 (which amendment came into effect on August 5, 2008), payments for transactions that take place within the PRC must be made in Renminbi. PRC companies or individuals may repatriate foreign exchange receipts received overseas or deposit overseas. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Foreign Investment

According to Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors, which were promulgated on May 10, 2013, by SAFE, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with SAFE. In the event of subsequent changes in the capital of the foreign investment enterprise such as increase in capital, capital reduction, and equity transfer, registration change formalities shall be completed with SAFE.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the “SAFE Circular No. 59,” promulgated by SAFE on November 19, 2012, and was further amended on May 4, 2015, as well as October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign investment enterprises.

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the “SAFE Circular No.19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, provides that a foreign investment enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign investment enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Overseas Investment and Financing and Round-Trip Investment

Under SAFE Circular 37 issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in the PRC. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37, and provided operational guidance in detail on how to complete the required registration under SAFE Circular 37. Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the “SAFE Circular No. 13,” which was promulgated by SAFE and effective from June 1, 2015, the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment are canceled and the procedure of foreign exchange-related registration are simplified. The investors shall register with banks for direct domestic investment and direct overseas investment.

Currently, some of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. See “Risk Factors — Risks Related to Our Corporate Structure — Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.” We will urge the shareholders who have not yet completed registrations in accordance with SAFE Circular 37 to complete registrations, and we do not believe the shareholders’ failure to complete registrations will have a substantial impact on our business operations or cross-border investment activities.

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Related to Doing Business in China — U-BX is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.”

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. See “Risk Factors — Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

We believe the CSRC’s approval is not required under the M&A Rules for the offering and trading of our ordinary shares on Nasdaq in the context of any follow-on offerings, given that: (i) our PRC subsidiaries were incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for any follow-on offerings, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, there remain some uncertainties as to how the rules will be interpreted or implemented in the context of an overseas offering and the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for any follow-on offerings.

Regulations on the Record-filing System under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

On September 25, 2023, we received notification from the CSRC confirming that we have completed the record filing requirement for our initial public offering, which was completed in April 2024.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of any follow-on offering.

If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.”

Overview

U-BX Technology Ltd. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through U-BX Beijing, U-BX Suzhou, Jiangsu Jingmo, Jiangsu YJYC, RDYJ and JZSC Technology. Since U-BX Beijing’s establishment in 2018, we focus on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

Our business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-added bundled benefits. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car wash, maintenance plan or parking notification, to these carriers, which then may then pass onto their customers for either low or no cost.

In addition to servicing institutional customers, we provide up-to-date insurance-related information to individual consumers through our mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image within the general public.

At present, our client base consists of more than 300 city-level property and auto insurance carriers nationwide using our products and services to conduct business on a daily basis. Some of our clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operations. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels we offer.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by China’s overall economic conditions and structural transformations, especially the development of insurance industry and cloud-based communications industry, as well as the following industry- and company-specific factors.

Government policies may impact our business and operating results.

Our PRC entities are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the PRC government; (b) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Chinese government policy affecting our industry. Unfavorable changes could affect demand for services that we sell and for services that we provide and could materially and adversely affect the results of operations. We have not seen any impact of unfavorable government policies upon our inception. However, we will seek to make adjustments as required if and when government policies shift.

New Customer Acquisition

Our operating results and growth prospects will depend on our ability to attract new customers. We are intensely focused on growing our customer base. We will enhance our sales and marketing efforts to attract new customers to try out our products and services and accelerate their adoption of our platform.

We will strengthen the network effects of our services and promote our brand awareness, which in turn enables us to acquire new customers rapidly at low acquisition costs. Furthermore, we seek to improve the breadth and quality of our platform and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range of verticals and use cases.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. Our competitive position may be affected by, among other things, the scope of our services, the quality of our solutions and our ability to customize our services to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers and we can retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. We expect to expand into additional services categories, explore cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

Strategic investment and acquisitions

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the insurance industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

COVID-19 Impact

The current COVID-19 pandemic has already adversely affected our business. We, insurance carriers and user acquisition channels and other business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March 2020. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

In addition, if the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.

Results of Operations

For the years ended June 30, 2024, 2023 and 2022

The following tables set forth our results of operations for the year presented in dollars and as a percentage of revenue:

	For the Year Ended June 30,
	2024	2023	2022
	Amount	Amount	Amount
Revenues	$51,600,106	$94,318,710	$86,676,865
Cost of revenues	(50,905,784)	(92,704,165)	(85,205,689)
Gross profit	694,322	1,614,545	1,471,176

Operating expenses:
General and administrative expenses	(1,567,217)	(1,460,642)	(1,344,529)
Total operating expenses	(1,567,217)	(1,460,642)	(1,344,529)

Income from operations	(872,895)	153,903	126,647

Other income (expenses), net:
Interest income	259,056	2,644	3,479
Interest (expenses)	(12,869)	(1,269)
Other income, net	20,606	88,708	93,384
Total other income, net	266,793	90,083	96,863

Income before income taxes	(606,102)	243,986	223,510

(Provision for) income taxes	(142,440)	(38,075)	(272,532)

Net (loss)	$(748,542)	$205,911	$(49,022)

Revenue

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allows customers to place advertisements on various websites. Revenues from both types of transactions are recognized at a point in time when the performance obligation to deliver those online marketing services is checked and accepted by customers.

Risk Assessment services

The Company provides various risk assessment services of vehicle accident prediction to insurance companies to reduce their vehicle accident compensation risks. Based on the vehicle’s information we collected, we build our customers predictive models with multi-dimensional, multi-features and the risk assessment results in visual form. Consideration received for risk assessment services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. The service revenue is recognized at a point in time upon the service delivery and acceptance by the customers.

Value-added Bundled Benefits

The Company sells value-added bundled benefits to insurance carriers through service codes which carriers provide to their clients as part of the latter’s service package. Upon presenting the code, vehicle owners are able to use a series of vehicle maintenance services such as car washing, car maintenance, driver services and vehicle moving notification services. Revenue is recognized at the time when the service codes are given to the insurance carriers based on the specific terms of the contract.

The following table sets forth the breakdown of our revenue for the years ended June 30, 2024, 2023 and 2022, respectively:

	For the Years Ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Digital promotion services	$37,844,632	73	$72,026,101	77	$66,064,403	76
Risk assessment services	8,660,684	17	15,221,261	16	9,422,404	11
Value-added bundled benefits	5,094,790	10	7,071,348	7	11,190,058	13
Total	$51,600,106	100	$94,318,710	100	$86,676,865	100

Total revenue for the year ended June 30, 2024 decreased by $42.7 million, or 45%, to $51.6 million from $94.3 million for the same period in 2023, primarily driven by decreases in our revenue from digital promotion services.

Total revenue for the year ended June 30, 2023 increased by $7.6 million, or 9%, to $94.3 million from $86.7 million for the same period in 2022, primarily driven by increases in our revenue from digital promotion services.

Revenues from Digital Promotion Services.

Revenues from digital promotion services accounted for 73% and 77% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue from digital promotion services decreased by $34.2 million, or 47% to $37.8 million for the year ended June 30, 2024, from $72.0 million for the same period in 2023. The average price per click was $0.29 and $0.29 for the fiscal year of 2024 and 2023, respectively. The number of clicks was 82 million and 156 million for the fiscal year of 2024 and 2023, respectively. The decrease of revenue from fiscal year 2023 to 2024 was due to an decrease in the number of clicks, resulting from an decreasing number of customer orders. Our pricings could vary based on many factors, including negotiation, the customer’s industry status, competitiveness in the regional market, and past relationship with the customer. In addition, customers that purchase more than one service may receive discounted pricing on one or more services. The discount is based on negotiation and past relationship. It is uncertain whether our average price per click will remain stable in the future.

Revenues from digital promotion services accounted for 77% and 76% of our total revenues for the years ended June 30, 2023 and 2022, respectively. Revenue from digital promotion services increased by $6.0 million, or 9% to $72.0 million for the year ended June 30, 2023, from $66.1 million for the same period in 2022. The average price per click was $0.29 and $0.27 for the fiscal year of 2023 and 2022, respectively. The number of clicks was 156 million and 152 million for the fiscal year of 2023 and 2022, respectively. The increase of revenue from fiscal year 2022 to 2023 was due to an increase in the number of clicks, resulting from an increasing number of customer orders. Our pricings could vary based on many factors, including negotiation, the customer’s industry status, competitiveness in the regional market, and past relationship with the customer. In addition, customers that purchase more than one service may receive discounted pricing on one or more services. The discount is based on negotiation and past relationship. It is uncertain whether our average price per click will remain stable in the future.

Revenues from Risk Assessment Services.

Revenue from risk assessment services accounted for 17% and 16% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue for risk assessment services decreased by $6.6 million, or 43%, to $8.7 million for the year ended June 30, 2024 from $15.2 million for the same period in 2023, which was mainly due to the decreased budget of insurance companies for the risk assessment services.

Revenue from risk assessment services accounted for 16% and 11% of our total revenues for the years ended June 30, 2023 and 2022, respectively. Revenue for risk assessment services increased by $5.8 million, or 62%, to $15.2 million for the year ended June 30, 2023 from $9.4 million for the same period in 2022, which was mainly due to the increased budget of insurance companies for the risk assessment services.

Revenues from Value-added Bundled Benefits.

Revenues from value-added bundled benefits accounted for 10% and 7% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue for value-added bundled benefits decreased by $2.0 million, or 28%, to $5.1 million for the year ended June 30, 2024 from $7.1 million for the same period in 2023. The revenues decrease was primarily caused by decreased customer and their demands. Due to overall economic downturn, clients experienced a general business contraction, Some major clients suspended cooperation, and the remaining customers have also reduced their demand.

Revenues from value-added bundled benefits accounted for 7% and 13% of our total revenues for the years ended June 30, 2023 and 2022, respectively. Revenue for value-added bundled benefits decreased by $4.1 million, or 37%, to $7.1 million for the year ended June 30, 2023 from $11.1 million for the same period in 2022. The revenues decrease was primarily caused by decreased customer demand due to the epidemic prevention control measures, including city shut-down, conducted in most parts of China in the second half year of 2022.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the years ended June 30, 2024, 2023 and 2022, respectively:

	For the Years Ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Digital promotion services	$37,821,733	74	$70,963,258	77	$65,198,843	77
Risk assessment services	8,108,632	16	14,902,207	16	9,061,775	11
Value-added bundled benefits	4,975,419	10	$6,838,700	7	10,945,071	13
Total	$50,905,784	100	$92,704,165	100	$85,205,689	100

Cost of digital promotion services decreased by $$33.1 million or 47%, to $37.8 million for the year ended June 30, 2024 from $71.0 million for the same period in 2023, which was in tandem with the decrease in digital promotion services revenue for the year.

Cost of risk assessment services decreased by $6.8 million or 46%, to $8.1 million for the year ended June 30, 2024 from $14.9 million for the same period in 2023. The decrease was in line with the decrease in risk assessment services revenues.

Cost of value-added bundled benefits decreased by $1.9 million, or 27%, to $5.0 million for the year ended June 30, 2024 from $6.8 million for the same period in 2023. The decrease was in line with the decrease in value-added bundled benefits revenues, due to decreased demand from customers resulting from a general business contraction.

Cost of digital promotion services increased by $5.8 million or 9%, to $71.0 million for the year ended June 30, 2023 from $65.2 million for the same period in 2022, which was in tandem with the increase in digital promotion services revenue for the year.

Cost of risk assessment services increased by $5.8 million or 64%, to $14.9 million for the year ended June 30, 2023 from $9.1 million for the same period in 2022. The increase was in line with the increase in risk assessment services revenues.

Cost of value-added bundled benefits decreased by $4.1 million, or 38%, to $6.8 million for the year ended June 30, 2023 from $10.9 million for the same period in 2022. The decrease was in line with the decrease in value-added bundled benefits revenues, due to decreased demand from customers resulting from epidemic prevention controls in most cities in China in the second half year of 2022.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin.

Total gross profit decreased by $0.9 million, or 57%, to $0.7 million for the year ended June 30, 2024 from $1.6 million for the year ended June 30, 2023. Gross profit margin is 1.3% and 1.7% for the year ended June 30, 2024 and 2023, respectively.

Total gross profit increased by $0.1 million, or 10%, to $1.6 million for the year ended June 30, 2023 from $1.5 million for the year ended June 30, 2022. Gross profit margin is the same of 1.7% for the year ended June 30, 2023 and 2022.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses related to general corporate activities. We expect that our general and administrative expenses to increase modestly in the near future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company.

General and administrative expenses increased by $0.1 million, or 7%, to $1.6 million for the year ended June 30, 2024 from $1.5 million for the year ended June 30, 2023. The modest increase was mainly due to: (1) an increase in exchange fees and impairment loss on current assets, (2) an decrease in employees and salary, (3) with the completion of our initial public offering, the related intermediary fees have also decreased.

General and administrative expenses increased by $0.1 million, or 9%, to $1.5 million for the year ended June 30, 2023 from $1.3 million for the year ended June 30, 2022. The increase was mainly due to an increase in salaries, social security and disability insurance expenses paid to employees and increased rental because of expansion in our business. An increase in additional expenses is also attributable to preparation for our initial public offering.

Other income (Expenses), net

Interest income

Interest income increased by $256,412, or 9698%, to $259,056 for the year ended June 30, 2024, from $2,644 for the same period in 2023, which was due to the new increase of loans to third parties for the year.

Interest income decreased by $835, or 24%, to $2,644 for the year ended June 30, 2023, from $3,479 for the same period in 2022, which was due to the decrease of cash in bank.

Interest expenses

Interest expenses increased by $11,600, or 914%, to $12,869 for the year ended June 30, 2024, from $1,269 for the same period in 2023, which was due to the increase of short-term bank loans borrowed for the year.

Interest expenses increased by $1,269, or 100%, to $1,269 for the year ended June 30, 2023, from nil for the same period in 2022, which was due to the new short-term bank loans borrowed in March 2023.

Other income, net

Other income, net primarily consisted of VAT input tax super-deduction of 10% resulting in a VAT reduction of $17,679 and special fund subsidy of $ 4,066 for the year ended June 30, 2024. Other income, net primarily consisted of VAT input tax super-deduction of 10% resulting in a VAT reduction of $ 91,561 for the year ended June 30, 2023. Other income, net primarily consisted of commissions for introducing business to others of $18,417, VAT input tax super-deduction of 10% resulting in a VAT reduction of $48,086 and special fund subsidy of $27,257 for the year ended June 30, 2022.

Provision for Income Taxes

Our provision for income taxes was $142,440 for the year ended June 30, 2024, an increase of $104,365, or 274% from $38,075 for the same period in 2023. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis.

Our provision for income taxes was $38,075 for the year ended June 30, 2023, a decrease of $234,457, or 86% from $272,532 for the same period in 2022. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis.

Net Income

As a result of the foregoing, we had a net loss of $748,542, a net income of $205,911 and a net loss of $49,002 for the year ended June 30, 2024, 2023 and 2022, respectively.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of June 30, 2024, we had cash of $ 4,834,350. As of June 30, 2024, we had accounts receivable from third parties of $ 396,288, such accounts receivable balance has been fully collected as of the date of this annual report.

To date, we have financed our operations primarily through cash generated from operations, bank loans and part of the net proceeds of our proposed initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this proposed offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months from the date of this annual report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue additional equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that could restrict our operations.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in the Cayman Islands, and Hong Kong. However, we have no present plans to declare dividends and plan to retain our earnings to continue to grow our business. In addition, these restrictions have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

Cash flows

For the years ended June 30, 2024, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2024	2023	2022
Net cash used in operating activities	$(1,353,154)	$(283,159)	$363,074
Net cash used in investing activities	(9,470,530)	(2,646)	(2,934)
Net cash provided by financing activities	14,344,328	156,934	421,162
Effect of foreign exchange rate on cash	19,997	(96,126)	(51,560)
Net increase (decrease) in cash	3,540,641	(224,997)	729,742
Cash at the beginning of the year	1,293,709	1,518,706	788,964
Cash at the end of the year	$4,834,350	$1,293,709	$1,518,706

Operating Activities

Net cash used in operating activities amounted to $1,353,154 for the year ended June 30, 2024. It was primarily due to a) a net loss of $748,542, adjusted by depreciation and amortization of $7,300 and provision for doubtful accounts of $128,652; b) decrease in advances to suppliers of $0.9 million was due to we made payments to our suppliers in advance in order to have a lower purchase price since our customers made payments in advance to us as of June 30, 2024; c) decrease in advance from customers of $1.8 million was due to our customers made payments in advance whereas the service was not delivered as of June 30, 2024.

Net cash used in operating activities amounted to $283,159 for the year ended June 30, 2023. It was primarily due to a) a net income of $205,911, adjusted by depreciation and amortization of $2,001 and provision for doubtful accounts of $2,414; b) decrease in advances to suppliers of $16.6 million was due to we made payments to our suppliers in advance in order to have a lower purchase price since our customers made payments in advance to us as of June 30, 2022; c) decrease in advance from customers of $18.4 million was due to our customers made payments in advance whereas the service was not delivered as of June 30, 2022.

Net cash provided by operating activities amounted to $363,074 for the year ended June 30, 2022. It was primarily due to a) a net loss of $49,022, adjusted by depreciation and amortization of $1,795 and provision for doubtful accounts of $10,194; b) decrease in accounts receivable of $801,201 due to collection of the same; c) increase in advances to suppliers of $20,818,428 was primarily due to our customers made sales orders and made payments in advance for the year 2022 and we also made purchase order and payments to our suppliers at the same time in order to negotiate a lower purchase price; d) decrease in accounts payable of $1,660,676 and e) increase in advances from customers of $21,662,719 was primarily due to our customers made sales orders and payments in advance whereas the service was not delivered as of June 30, 2022.

Investing Activities

Net cash used in investing activities was $ 9,470,530 for the year ended June 30, 2024 was mainly for the new increase of loans to third parties.

Net cash used in investing activities was $2,646 for the year ended June 30, 2023 was for the purchase of property and equipment.

Net cash used in investing activities was $2,934 for the year ended June 30, 2022 was for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities amounted to $ 14,344,328 for the year ended June 30, 2024, representing proceeds from a short-term loan of $ 981,409, payments of short-term bank loans of $ 420,604 and issuance of ordinary shares for cash of $13,783,523.

Net cash provided by financing activities amounted to $156,934 for the year ended June 30, 2023, representing proceeds from a short-term loan of $144,061 and payments of deferred registration costs of $12,873.

Net cash provided by financing activities amounted to $421,162 for the year ended June 30, 2022, representing proceeds from the sale of ordinary shares of $897,222, partially offset by the payment of deferred registration costs of $476,060.

Contractual Obligation

The following table summarizes our material contractual obligations, which are comprised entirely of operating lease obligations and bank loan obligations, as of June 30, 2024, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period (Unaudited)
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loan	$701,577	$701,577	$—	$—	$—
Operating lease obligations	14,958	7,374	7,584	—	—
Total	$716,535	$708,951	$7,584	$—	$—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.

Trend Information

Other than as disclosed elsewhere, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

Use of estimates

We prepare our unaudited condensed financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgement than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. We believe the following accounting policies involve critical estimates. For a detailed discussion of our significant accounting policies and related judgements, see “Notes to Unaudited Condensed Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this report.

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishment of the pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the services delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment reports with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value added benefit contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance services, auto value added services, vehicle moving notification services and other services. The Company is primarily responsible for selecting the out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital codes and providing technical support for the codes. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the codes and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in selecting third party vendors for some value added services and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable , and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2024, 2023 and 2022. The Company does not believe that there were any uncertain tax positions as of June 30, 2024, 2023 and 2022. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended June 30, 2024, 2023 and 2022.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mingfei Liu	40	Chief Operating Officer
Jian Chen	37	Chief Executive Officer, Director
Qingcai Li	39	Chief Financial Officer
Enze Liang	43	Independent Director
Danning Wang	42	Independent Director
Kongfei Hu	42	Independent Director

Mingfei Liu, Chief Operating Officer

Mingfei Liu has been our Chief Operating Officer since June 30, 2021, prior to which he was a senior Director in Guomei Finance from 2018 to 2020. From May 2017 to July 2018, he was the general manager of Zhonghe Ande Insurance Brokerage Company. From July 2011 to May 2017, he was the general manager of technology department of Fanhua Bocheng Insurance Brokerage Co., Ltd. He oversees the Company’s daily operations at a company-wide level and makes periodic business development plans based on the Company’s strategy. Mr. Liu is also responsible for overseeing the execution of the company strategy and business plan and coming up with solutions for issues spotted. Mr. Liu holds a Bachelor’s degree from Tsinghua University and a Master’s degree in Finance from the Chinese Academy of Social Sciences.

Jian Chen, Chief Executive Officer, Director

Jian Chen is the founder of the Company and has been our Chief Executive Officer since June 30, 2021. He was the founder, Chief Operating Officer and Chief Product Officer of Youbaolian from 2016 to 2018. Prior to that, he was the department head of client services department at Autohome Inc. from 2015 to 2016. Mr. Chen had held a variety of management positions at various travel agent companies in his career since 2010. Mr. Chen is in charge of setting business strategy for the Company and overseeing the firmwide operations within the Company. He is also supervising the financial situation of the Company on a regular basis. Mr. Chen holds a Bachelor’s degree in Computer Science from Wuhan Technology University and a Master’s degree in Project Management from China Agricultural University.

Qingcai Li, Chief Financial Officer

Mr. Qingcai Li has been the Financial Controller of Youjiayoubao (Beijing) Technology Co., Limited, a indirect subsidiary 100% owned by the Company since 2018. Mr. Li was the Director of the Settlement Department at Tianjin Rong Bao Payment Network Co., Ltd. from 2017 and 2018 and at Beijing Bian Hui Business Service Co., Ltd. from 2014 to 2017. Mr. Li was the Settlement Team Leader at Beijing Zhang Shang Tong Network Technology Co., Ltd. from 2010 to 2014. Mr. Li earned his Bachelor’s degree in Finance from Beijing Normal University in 2016.

Enze Liang, Independent Director

Enze Liang is a managing director at Marcum Bernstein & Pinchuk LLP. Mr. Liang is a high-performing financial services and tax professional with extensive experience in diverse industries and consistent commitment to his clients. Mr. Liang provides accounting, auditing and consulting services for public companies with subsidiaries in China, as well as Chinese companies planning for M&A transactions or IPOs in the United States. Prior to joining Marcum Bernstein & Pinchuk LLP, Mr. Liang was a chief financial officer for a U.S. subsidiary of a beverage industry leader listed in Hong Kong, a senior associate in a top-five U.S. accounting firm in New York and a senior member of Ernst & Young LLP in Beijing.

Mr. Liang’s industry expertise spans financial services, manufacturing and distribution, pharmaceuticals, education, real estate and the oil and gas industry. Mr. Liang also provides financial services for clients in the US REITs, equity, fixed income and hedge fund space. He advises on 401(k) retirement plans and ensures that clients are compliant with all relevant U.S. government regulations.

Mr. Liang holds an M.S. from the University of Illinois at Urbana Champaign in accountancy and a B.S. from Central University of Finance and Economics in financial management in Beijing.

Danning Wang, Independent Director

Ms. Danning Wang has over a decade of experience in corporate management and strategic investment management. Currently, Ms. Wang has been serving as the Vice President of Strategy at U-Run Technology Co., Ltd., overseeing the company’s strategic development and investment and financing affairs since 2022. From 2011 to 2016, Ms. Wang served as the Director of Investor Relations at the headquarters of Phoenix Satellite Television in Hong Kong. She was primarily responsible for investor relations management, information disclosure, M&A research, and capital operations. From 2016 to 2019, Ms. Wang worked at Baoneng Group, holding positions as a Senior Director and Senior Investment Manager. She was responsible for capital operations, industry investments, and government relations. In 2020, Ms. Wang assumed the role of Investment Director for Lenovo Group in China, supporting the Group’s Vice President and China CFO. Her responsibilities included managing capital operations, strategic mergers and acquisitions, and industry investments. From 2020 to 2022, Ms. Wang served as a partner at White Wall Visual Art (Shenzhen) Co., Ltd., where she was responsible for managing the company’s strategic development, corporate governance, and investment and financing affairs.

Ms. Wang holds an M.S. degree from Hong Kong University of Science and Technology in finance analysis, as well as from City University of Hong Kong in e-business and knowledge Management, and obtained her B.E. degree in computer science from Beijing University of Technology.

Kongfei Hu, Independent Director

Kongfei Hu has been a real estate developer at Purple Lake Investment Ltd. since Nov 2020, with the responsibilities of overseeing the purchase of existing or undeveloped residential real estate, making improvements to any buildings on it or constructing new buildings, selling or leasing the improved land or buildings for profit. Mr. Hu has worked for Citco (Canada) Inc. as a hedge fund operational analyst for 5 years. His job responsibilities at the time were: Preparing cash, trades and positions reconciliation on a daily and monthly basis, booking GLs on a daily basis, employing Citco database, broker statements and Bloomberg to monitor and analyze daily portfolio pricing, breaking resolution for all open items with the brokers or clients, supporting the conversion of any new clients or existing migrations, liaising with international clients and other Citco Officers to meet client needs. Prior to joining Citco (Canada) Inc., Mr. Hu was a Fuel Analyst at Seaboard/Harmac Transportation Group, doing research and analysis work, from Jun 2008 to Feb 2009.

Mr. Hu holds a M.A. in Economics from Dalhousie University.

Family Relationships

None of the directors, director appointees, or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to comply with the Company’s internal regulations, failure to provide necessary social security documents for the Company to process social security insurance within 3 months since the entry of the employment agreement, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations and rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to engage in business that is similar or identical to the Company’s business, or to provide assistance for any individual or organization who is involved in similar or identical business with the Company.

Compensation of Directors and Executive Officers

In fiscal year ended June 30, 2024 and 2023, we paid an aggregate of RMB122,400($17,160), and RMB162,400 ($23,396) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan	Deferred Compensation		Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	Compensation	Earnings	Other	(US$)
Jian Chen,	2024	$8,580	—		—	—	—	—	$8,580
CEO	2023	$8,817	2,881	—	—	—	—	—	$11,698
Mingfei Liu,	2024	$8,580	—	—	—	—	—	—	$8,580
COO	2023	$8,817	2,881	—	—	—	—	—	$11,698
Xiaoli Zhong,	2024	$—	—	—	—	—	—	—	$—
Former CFO (until May 3, 2024)	2023	$—	—	—	—	—	—	—	$—
Qingcai Li	2024	$—	—	—	—	—	—	—	$—
CFO (from May 3, 2024)	2023	$—	—	—	—	—	—	—	$—

6.C. Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors, and adopted a charter for each of the three committees= Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu and is chaired by Mr. Enze Liang. Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Enze Liang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu and is chaired by Mr. Kongfei Hu. Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Enze Liang, Mr. Kongfei Hu and Ms. Danning Wang and is chaired by Ms. Danning Wang. Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for appointment or re-appointment to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such transfer in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the majority resolution of the directors appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of June 30, 2024 and as of the date of this annual report, we had a total of 17 full-time employees. As of June 30, 2024 and as of the date of this annual report, we have no part-time employees.

Department	June 30, 2024
Senior Management	4
Human Resources & Administration	2
Editorial Content Department	3
Research & Development	4
Business operation	4
Total	17

Our employees are not protected by representatives of labor organizations and collective bargaining agreements. We believe that we maintain a good working relationship with our employees and we have not experienced any major labor disputes. According to the laws of the People’s Republic of China, we are required to make contributions to the employee welfare plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. According to Chinese regulations, we have participated in various employee social security programs organized by local governments. We have paid social insurance for all employees, including housing provident fund and five types of social insurance including pension, medical care, work-related injury, unemployment, and maternity.

We strengthened staff training, implemented performance appraisal and other measures to improve staff monetization and work efficiency. We believe that we maintain a good relationship with our employees.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this annual report for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on (i) 29,700,000 ordinary shares issued and outstanding as of the date hereof and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership
Directors, Director Appointees and Named Executive Officers:
Jian Chen, Chief Executive Officer and Director(1)	10,516,801	35.41%
Mingfei Liu, Chief Operating Officer(2)	1,077,600	3.63%
Xiaoli Zhong, Chief Financial Officer (until May 3, 2024)	—	—
Qingcai Li, Chief Financial Officer(3)	1,128,001	3.80%
Enze Liang, Director Appointee	—	—
Danning Wang, Director Appointee	—	—
Kongfei Hu, Director Appointee	—	—
All directors, director nominees and executive officers as a group (6 persons)	12,722,402	42.84%
5% or Greater Shareholders:
Superego Pulse Limited(1)	10,516,801	35.41%

(1)	Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 8,402,401 ordinary shares. In addition, Superego Pulse Limited is the general partner of Columbus Information consulting L.P., a limited partnership established under the laws of the British Virgin Islands and a stock incentive platform for the Company’s employees. Jian Chen is deemed the beneficial owner of the 8,402,401ordinary shares held by Superego Pulse Limited and the 2,114,400 ordinary shares held by Columbus Information consulting L.P.
(2)	EvolutionUp Limited, a company formed under the laws of the British Virgin Islands, of which Mingfei Liu is the sole shareholder and director, holds 1,077,600 ordinary shares. Mingfei Liu is deemed the beneficial owner of the 1,077,600 ordinary shares held by EvolutionUp Limited.
(3)	Infinite fission Limited, a company formed under the laws of the British Virgin Islands, of which Qingca Li is the sole shareholder and director, holds 1,128,001 ordinary shares. Qingca Li is deemed the beneficial owner of the 1,128,001 ordinary shares held by Infinite fission Limited.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

The table below sets forth the related parties and their relationships with the Company as of June 30, 2024:

Name of related parties	Relationship with the Company
Jian Chen	Founder and shareholder

	As of June 30,
	2024	2023
Amounts due to related parties, current*
Jian Chen	$457,772	$405,138

*	The balances mainly represent expenses paid on behalf of the Company for daily operations.

7.C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

As of the date hereof , we have not been involved in any legal or administrative litigation that may have a material adverse effect on the Company’s business, balance sheet, operating performance and cash flow.

We have taken measures to reduce the potential liability of platform operators in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the main necessary licenses and approvals required for the main business operations in China from the relevant government departments. As of the date of this annual report, these licenses and approvals are still valid and valid for the main business operations, and there are no major legal obstacles to the renewal of the relevant major licenses and approvals. For the years ended June 30, 2024, 2023 and 2022 and up to the date of this document, we believe we have complied with applicable laws and regulations in all material aspects.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary. Current PRC regulations permit our WFOE to pay dividends to U-BX HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our operating entities in China are required to set aside statutory reserves and have done so.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to U-BX HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operating entities and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC operating entities are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. U-BX HK may be considered a non-resident enterprise for tax purposes, so that any dividends the WFOEs pay to U-BX HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Taxation.”

In order for us to pay dividends to our shareholders, we will rely on dividends from our subsidiaries. Dividend payments from our PRC Operating Entities to the WFOEs are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TOP.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

Meetings are generally referred to as extraordinary general meetings unless they are annual general meetings, though the Company is not required to hold an annual general meeting. A Director can convene a meeting at any time, in any manner, and at any location, including outside the Cayman Islands. Members holding at least 10% of the voting rights can request a meeting by submitting a written request, specifying the meeting’s objectives. The Directors must convene the meeting upon receiving the request. If the Directors do not convene a meeting within 21 days of the request, the Members requesting the meeting, if holding at least 50% of the voting rights, may convene the meeting themselves. If they fail to do so within three months, the right to convene the meeting lapses. When a meeting is called by a Director, at least seven days’ notice must be given to all Members entitled to vote and to the Directors. If notice is not properly given, the meeting is still valid if Members with at least 90% of the voting rights waive the notice requirement. The failure to give notice to a specific Member or Director, or their failure to receive it, does not invalidate the meeting if the omission was accidental.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

In the event the Company is wound up and the available assets are insufficient to repay the entire share capital, the losses will be distributed among Members in proportion to the par value of the Shares they hold. If the assets are more than sufficient to repay the share capital, the surplus will be distributed among the Members in the same proportion, with deductions made for any amounts due to the Company, such as unpaid calls. This provision does not affect the rights of holders of Shares issued on special terms.

The liquidator, with the approval of a Special Resolution and any other necessary sanctions, may divide the Company’s assets among the Members in kind. The liquidator may also value the assets and determine how the division will be made among different Members or classes of Members. With the same approval, the liquidator may transfer assets to trustees for the benefit of the Members. However, no Member can be forced to accept any asset that carries a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that U-BX is not a PRC resident enterprise for PRC tax purposes. U-BX is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that U-BX meets all of the conditions above. U-BX is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that U-BX is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ordinary shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of U-BX would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that U-BX is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, U-BX, is not deemed to be a PRC resident enterprise, holders of the ordinary shares and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ordinary shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ordinary shares by investors through a public stock exchange where such shares or ordinary shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ordinary shares by a U.S. Holder (as defined below) that acquires the ordinary shares and holds the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their ordinary shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the ordinary shares. The remainder of this discussion assumes that a U.S. Holder of the ordinary shares will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

After the restructure that was completed in March 2022, U-BX Beijing is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering completed in April 2024. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the ordinary shares on the Nasdaq Stock Exchange. Provided that this listing is approved, we believe that the ordinary shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ordinary shares will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ordinary shares will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ordinary shares, and regardless of whether the ordinary shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ordinary shares (see “Taxation — People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ordinary shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ordinary shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB and our expenses are denominated in RMB.

Interest Rate Risk

Our exposure to interest rate risk relates primarily from our bank deposits and receivables from brokers and dealers. We have not used any derivative financial instruments to manage our interest risk exposure. Although these interest earning instruments carry a degree of interest rate risk, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit Risk

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks as well as the segregated clients account balances), receivables from brokers and dealers, and amount due from a related company. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position.

For bank deposits and receivables from brokers and dealers, the credit risk is limited as the counterparties are reputable financial institutions, brokers, dealers or clearing houses, which are governed by regulators including the Hong Kong Monetary Authority, and the HKSFC. The credit risk exposure arising from the amount due to a related company is considered to be minimal as the related company is owned by our major shareholder and under common control.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, we do not have any other significant concentrations of credit risk.

To mitigate the credit risk from defaults, we have adopted a credit policy of dealing with creditworthy counterparties only, which are also under continuous monitoring. Our credit exposure is controlled by counterparty limits that are reviewed and approved by our senior management periodically.

Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or all instruments in the market. We are exposed to price risk in respect of financial instruments held for proprietary trading, which comprises investments in certain equity securities. The exposure is limited to the carrying amount of the financial instruments.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1  (File No. 333-262412), which became effective on March 25, 2024, with respect to the Company’s initial public offering completed on April 1, 2024. In the initial public offering, the Company issued 2,000,000 Ordinary Shares at a price of $5.00 per share. EF Hutton, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of $10 million and net proceeds of approximately $8.8 million after deducting underwriting discounts and expenses.

As of the date of this annual report, we used $2,200,000 of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry— We have identified certain material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than $1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2024.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu and is chaired by Mr. Enze Liang. Mr. Enze Liang, Ms. Danning Wang, and Mr. Kongfei Hu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Enze Liang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements for the years ended June 30, 2023 and 2022 included in this annual report have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting. The consolidated financial statements for the year ended June 30, 2024 included in this annual report have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC and Wei, Wei & Co., LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended June 30,
Services	2023	2024
	$	$
Audit Fees(1) - HTL International, LLC	-	190,000
Audit Fees(1) - Wei, Wei & Co., LLP	260,000	20,000
Total	260,000	210,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On August 5, 2024, the Company notified Wei, Wei & Co., LLP, the independent registered public accounting firm of the Company, of its decision to dismiss Wei, Wei & Co., LLP as the Company’s auditor.

The report of Wei, Wei & Co., LLP on the financial statements of the Company for the fiscal years ended June 30, 2023 and 2022 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

During the Company’s most recent fiscal years ended June 30, 2023 and 2022 and through August 5, 2024, the date of dismissal, (a) there were no disagreements with Wei, Wei & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On August 8, 2024, the Audit Committee and the Board of Directors of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective on August 21, 2024. During the two most recent fiscal years ended June 30, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

In connection with the adoption by the board of directors of the Company of the 2024 Equity Incentive Plan, which became effective on September 3, 2024, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule Nasdaq Rule 5635(c) which provides (with certain exceptions not relevant to the conclusions expressed herein) shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Such practice is not prohibited by Cayman Islands law.

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq Capital Market corporate governance rules. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association, filed as exhibit 99.1 to the Report on Form 6-K filed on October 30, 2024 and incorporated by reference herein
2.1	Description of Securities, filed herewith
4.1	Form of Equity Pledge Agreement, filed as exhibit 10.1 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.2	Form of Exclusive Call Option Agreement, filed as exhibit 10.2 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.3	Form of Shareholders’ Voting Rights Proxy Agreement, filed as exhibit 10.3 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.4	Form of Business Cooperation Agreement, filed as exhibit 10.4 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.5	Form of Consultation and Service Agreement, filed as exhibit 10.5 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.6	Form of Employment Agreement by and between Executive Officers and the Company, filed as exhibit 10.6 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.7	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Shandong BAOYING Information Technology Co., Ltd., dated August 16, 2020, filed as exhibit 10.8 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.8	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Zhejiang sloth Network Technology Co., Ltd, dated August 28, 2020, filed as exhibit 10.9 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.9	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Shandong Xinhui Information Technology Co., Ltd., dated May 11, 2020, filed as exhibit 10.10 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.10	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Anhui senrenhang Information Technology Co., Ltd., dated September 17, 2020, filed as exhibit 10.11 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein

4.11	English Translation of the Form of Equity Transfer Agreement, filed as exhibit 10.12 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.12	English Translation of the Form of Investment Cooperation Agreement, filed as exhibit 10.13 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.13	English Translation of Consulting and Service, Business Operation Termination Agreement between Beijing Lianghua Technology Co., Limited and each shareholder of Youjiayoubao (Beijing) Technology Limited, dated March 3, 2022, filed as exhibit 10.14 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.14	English Translation of Employment Agreement between the Chief Executive Officer, Jian Chen, and the Company, filed as exhibit 10.15 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.15	English Translation of Employment Agreement between the Chief Financial Officer, Xiaoli Zhong, and the Company, filed as exhibit 10.16 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.16	English Translation of Employment Agreement between the Chief Operating Officer, Mingfei Liu, and the Company, filed as exhibit 10.17 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.17	English Translation of the form of Termination Agreement between Beijing Lianghua Technology Co., Limited and each shareholder of Youjiayoubao (Beijing) Technology Limited, filed as exhibit 10.18 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.18	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Jinhe Insurance Sale and Services Co., Ltd. (Hebei), dated March 6, 2022, filed as exhibit 10.19 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.19	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and Beijing Saifu Habo Insurance Broker Limited, dated September 1, 2021, filed as exhibit 10.20 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.20	English Translation of cooperation agreement between Rudongyoujia Smart Technology Co., Ltd. and China Ping An Property Insurance Co., Ltd. dated August 10, 2022, filed as exhibit 10.21 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
8.1	List of Subsidiaries, filed as exhibit 21.1 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed herewith
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a), filed herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a), filed herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
97.1	Compensation Recovery Policy, filed herewith
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

U-BX Technology Ltd.

By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

Date: October 30, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U-BX TECHNOLOGY LTD.
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
U-BX Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of U-BX Technology Ltd. (the “Company”) and its subsidiaries as of June 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2024 and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

October 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

U-BX Technology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U-BX Technology Ltd. and Subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2021.

Flushing, New York

November 17, 2023

U-BX TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2024	2023
ASSETS
Current Assets
Cash	$4,834,350	$1,293,709
Accounts receivable, net	396,288	264,801
Advances to suppliers	2,070,333	2,972,534
Prepayments and other current assets	9,438,440	73,380
Total current assets	16,739,411	4,604,424

Non-current Assets
Property and equipment, net	7,499	3,728
Intangible assets, net	5,709	-
Right-of-use assets	18,035	-
Other assets	23,744	-
Deferred offering costs	-	245,956
Total non-current assets	54,987	249,684

Total Assets	$16,794,398	$4,854,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$701,577	$138,393
Accounts payable	718,130	573,619
Advances from customers	-	1,784,580
Taxes payables	875,612	736,247
Accruals and other liabilities	152,197	145,049
Amounts due to a related party	457,772	405,138
Operating lease liabilities – current portion	7,374	-
Total current liabilities	2,912,662	3,783,026

Non-current Liabilities
Operating lease liabilities	7,584	-
Deferred tax liabilities	154	-
Total non-current liabilities	7,738	-

Total Liabilities	2,920,400	3,783,026

Commitments and contingencies (Note 11)

Shareholders’ Equity
Ordinary shares ($0.0001 par value, 500,000,000 authorized, 27,000,000 and 24,000,000 shares issued and outstanding as of June 30, 2024 and 2023)	2,700	2,400
Additional paid-in-capital	14,578,800	1,041,855
Statutory reserves	570,807	300,171
Accumulated deficit	(1,233,509)	(214,331)
Accumulated other comprehensive loss	(44,800)	(59,013)

Total shareholders’ equity	13,873,998	1,071,082

Total liabilities and shareholders’ equity	$16,794,398	$4,854,108

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the year ended June 30,
	2024	2023	2022
Revenues	$51,600,106	$94,318,710	$86,676,865
Cost of revenues	(50,905,784)	(92,704,165)	(85,205,689)
Gross profit	694,322	1,614,545	1,471,176

Operating expenses:
General and administrative expenses	(1,567,217)	(1,460,642)	(1,344,529)
Total operating expenses	(1,567,217)	(1,460,642)	(1,344,529)

(Loss) income from operations	(872,895)	153,903	126,647

Other income (expense):
Interest income	259,056	2,644	3,479
Interest expenses	(12,869)	(1,269)	-
Other income, net	20,606	88,708	93,384
Total other income, net	266,793	90,083	96,863

(Loss) income before income taxes	(606,102)	243,986	223,510

Income tax expense	(142,440)	(38,075)	(272,532)

Net (loss) income	$(748,542)	$205,911	$(49,022)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	14,213	(45,764)	(12,758)
Comprehensive (loss) income to shareholders	$(734,329)	$160,147	(61,780)

(Loss) income per ordinary share
Basic and diluted	$(0.03)	$0.01	$(0.00)

Weighted average numbers of ordinary shares outstanding
Basic and diluted	25,250,000	24,000,000	23,131,400

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED JUNE 30, 2024, 2023 AND 2022

	Ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	receivable	capital	reserves	deficit	income (loss)	Equity
Balance as of July 1, 2021	15,000,000	$1,500	$(1,500)	$147,033	$147,714	$(218,763)	$(491)	$75,493
Receipt of subscription receivable	—	—	1,500	—	—	—	—	1,500
Issuance of ordinary shares for cash	7,500,000	750	—	—	—	—	—	750
Issuance of ordinary shares for cash	468,000	47	—	—	—	—	—	47
Issuance of ordinary shares for cash	1,032,000	103	—	894,822	—	—	—	894,925
Net loss	—	—	—	—	—	(49,022)	—	(49,022)
Appropriation to statutory reserve	—	—	—	—	80,459	(80,459)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(12,758)	(12,758)
Balance as of June 30, 2022	24,000,000	2,400	—	1,041,855	228,173	(348,244)	(13,249)	910,935
Net income	—	—	—	—	—	205,911	—	205,911
Appropriation to statutory reserve	—	—	—	—	71,998	(71,998)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(45,764)	(45,764)
Balance as of June 30, 2023	24,000,000	2,400	—	1,041,855	300,171	(214,331)	(59,013)	1,071,082
Issuance of ordinary shares for cash	3,000,000	300	—	13,536,945	—	—	—	13,537,245
Net loss	—	—	—	—	—	(748,542)	—	(748,542)
Appropriation to statutory reserve	—	—	—	—	270,636	(270,636)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	14,213	14,213
Balance as of June 30, 2024	27,000,000	$2,700	$—	$14,578,800	$570,807	$(1,233,509)	$(44,800)	$13,873,998

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended June 30,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(748,542)	$205,911	$(49,022)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,300	2,001	1,795
Amortization of right-of-use assets	4,350	-	-
Credit loss (recovery)	128,652	(2,414)	(10,194)
Deferred income taxes	154	-	1,824
Changes in operating assets and liabilities:
Accounts receivable	(130,142)	(2,546)	801,201
Advances to suppliers	929,056	16,645,460	(20,818,428)
Prepayments and other assets	(18,844)	129,495	(33,195)
Other non-current assets	(27,679)	-	-
Accounts payable	136,431	807,113	(1,660,676)
Advances from customers	(1,807,899)	(18,353,557)	21,662,719
Taxes payable	129,032	39,608	282,285
Accruals and other liabilities	5,432	25,130	87,305
Operating lease liability	(7,424)
Amounts due to related parties	46,969	220,640	97,460
Net cash provided by (used in) operating activities	(1,353,154)	(283,159)	363,074

Cash flows from investing activities
Purchases of property and equipment	(12,766)	(2,646)	(2,934)
Loans to third parties	(11,657,764)	-	-
Collection of loans to third parties	2,200,000	-	-
Net cash used in investing activities	(9,470,530)	(2,646)	(2,934)

Cash flows from financing activities
Proceeds from short-term loans	981,409	144,061	-
Repayments on short-term loans	(420,604)	-	-
Payments of offering costs	-	12,873	(476,060)
Issuances of ordinary shares	13,783,523	-	897,222
Net cash provided by financing activities	14,344,328	156,934	421,162
Effect of foreign exchange rate on cash	19,997	(96,126)	(51,560)
Net increase (decrease) in cash	3,540,641	(224,997)	729,742
Cash at the beginning of the year	1,293,709	1,518,706	788,964
Cash at the end of the year	$4,834,350	$1,293,709	$1,518,706

Supplemental disclosures of cash flows information:
Interest paid	$12,454	$1,269	$-
Income taxes paid	$-	$598	$26,001

Non-cash financing activities
ROU assets recognized	$22,388	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

U-BX Technology Ltd. (“U-BX”) is an exempted company incorporated under the laws of the Cayman Islands on June 30, 2021. U-BX does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries.

U-BX together with its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

In order to raise capital through an initial public offering in the United States, UB-X has undertaken series of transactions (the “Reorganization”):

On July 14, 2021, U-BX formed a wholly owned subsidiary, Snailinsur Group Limited (“U-BX HK”) in Hong Kong. On July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Limited (“WFOE Beijing”) in PRC.

On August 16, 2021, WFOE Beijing entered into a series of contractual arrangements with the owners of U-BX Beijing. These agreements included a Consulting and Service Agreement, a Business Operation Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and Shareholder Voting Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE Beijing has the exclusive right to provide Youjiayoubao (Beijing) Technology Co., Limited (“U-BX Beijing”) with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE Beijing to absorb a majority of the risk of loss from the business activities of U-BX Beijing and entitle WFOE Beijing to receive a majority of their residual returns. In essence, WFOE Beijing has gained effective control over U-BX Beijing.

On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, Lianghua Technology exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with Zhejiang JZSC Technology Co., Ltd. (“WFOE Zhejiang”), transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

U-BX together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As of June 30, 2024, the principal subsidiaries of U-BX are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Snailinsur Group Limited (“U-BX HK”)	July 14, 2021	Hong Kong	100%	Investment holding
Beijing Lianghua Technology Co. Limited (“WFOE Beijing”)	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Limited (“U-BX Beijing”)	March 27, 2018	PRC	100%	Provision of services
Rudongyoujia Smart Technology Co., Ltd. (“RDYJ”)	July 27, 2018	PRC	100%	Provision of services
Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”)	July 9, 2020	PRC	100%	Provision of services
Jiangsu YJYC Technology Co., Ltd. (“Jiangsu YJYC”)	June 29, 2020	PRC	100%	Provision of services
Suzhou Lianghua Digital Technology Co., Limited (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Limited (“U-BX Suzhou”)	December 2, 2022	PRC	100%	Provision of services
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
Zhejiang JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the parent company and its wholly-owned subsidiaries. All transactions and balances between the Company has been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for Credit losses, depreciable lives of property and equipment, incremental borrowing rate of lease, and realization of deferred tax assets. Actual results could differ from those estimates.

Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the accumulated other comprehensive (loss) income and financial expenses.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). No representation is made that the RMB amounts could have been, or could be, converted into $ at the rates used in the translation.

The exchange rates as of June 30, 2024, 2023 and 2022 for the years then ended are as follows:

	As of June 30,			For the year ended June 30,
	2024	2023	2022	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1US$	7.1268	7.2258	6.7114	7.1326	6.9415	6.4571

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and United States., which RMB is not a freely convertible currency in China.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

The Company adopted Accounting Standards Codification (“ASC”) 326 on July 1, 2022. Accounts receivables are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to suppliers

Advances to suppliers consist of advances to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

As of June 30, 2024 and 2023, total advances to suppliers were $2,070,333 and $2,972,534, respectively.

Property and equipment

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. Depreciation expense was $3,080, $2,001 and $1,795 for the years ended June 30, 2024, 2023 and 2022, respectively.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office equipment	3 years
Furniture and fixtures	3 – 5 years

Intangible assets

Intangible assets consist primarily of the computer software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Computer software	15 years

Deferred offering costs

Deferred offering costs primarily consist of direct costs attributable to a proposed public offering of securities which are deferred and will be charged against the gross proceeds of the offering. If the offering is not successful, these costs will be expensed.

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) ASC Section 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, and other current assets, short-term loans, accounts payable, due to related parties, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use (“ ROU ”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”), which is prevalent lending prime rate, based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended June 30, 2024, 2023 and 2022.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the service delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment report with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value-added benefits contracts, the Company provides the digital code with value-added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance service, auto value-added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting outsourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital code and providing technical supports for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the code and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in select third party vendors for some value added services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Disaggregation of revenues:

The following table summarized disaggregated revenue for the years ended June 30, 2024, 2023 and 2022:

	For the year ended June 30,
	2024	2023	2022
Digital promotion services	$37,844,632	$72,026,101	$66,064,403
Risk-assessment services	8,660,684	15,221,261	9,422,404
Value-added services	5,094,790	7,071,348	11,190,058
Total	$51,600,106	$94,318,710	$86,676,865

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract liabilities are recognized as advances from customers if the Company receives consideration but has not transferred the related goods or services to the customer, and included in advance from customers in the Company's consolidated balance sheets with the balance of $0 and $1,784,580 as of June 30, 2024 and 2023, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company's revenue arrangement because the Company's expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Cost of revenues

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses, outsourcing services paid to suppliers and third-party procurement costs are recognized as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2024 and 2023. The Company does not believe that there were any uncertain tax provision as of June 30, 2024 and 2023. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended June 30, 2024, 2023 and 2022.

Value-added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 6%. The VAT collected may be offset by VAT paid by the Company on its purchases. The Company records a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per ordinary share

The Company computes earnings (loss) per ordinary share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a loss or dilutive shares would increase EPS or decrease loss per share, dilutive shares are not included. As of June 30, 2024 and 2023, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company for translating the functional currencies to U.S. dollar, the reporting currency.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Risks

Currency risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Concentration and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $75,000) per bank. As of June 30, 2024, the Company has approximately $902,202 of uninsured funds. However, management believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company conducts credit evaluations on its customers prior to delivery its services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Major customers

No customer individually represents greater than 10.0% of total revenues of the Company for the year ended June 30, 2024. For the year ended June 30, 2023, one customer accounted for 12.5% of the Company’s total revenues. No customer individually represents greater than 10.0% of total revenue of the Company for the year ended June 30, 2022.

As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively. As of June 30, 2023, two customers accounted for 13.1% and 10.5% of the total balance of accounts receivable respectively.

Major suppliers

For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases respectively. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases respectively. For the year ended June 30, 2022, three suppliers accounted for 20.7%, 17.8% and 11.8% of the Company’s total purchases respectively.

As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and 18.9% of the total balance of accounts payable respectively. As of June 30, 2023, five suppliers accounted for 24.1%, 19.6%, 19.3%, 15.5% and 13.7% of the total balance of accounts payable respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 is effective for the Company’s annual reporting period beginning July 1, 2024. The Company is currently evaluating the impact of adopting this standard.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU No. 2023-09 is effective for fiscal years beginning after December15, 2024, with early adoption permitted. ASU 2023-09 is effective for the Company’s annual reporting period beginning July 1, 2025. The Company is currently evaluating the impact of adopting this standard.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of June 30,
	2024	2023
Accounts receivable	$398,731	$264,801
Less: allowance for credit losses	(2,443)	—
Accounts receivable, net	$396,288	$264,801

Allowance for credit losses movement is as follows:

	For the year ended,
	2024	2023
Beginning balance	$—	—
Provision	2,443	—
Reduction	—	—
Ending balance	$2,443	$—

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of June 30,
	2024	2023
VAT recoverable	$39,161	$56,369
Prepaid expenses and others current assets	54,056	17,011
Loans to third parties*	9,457,764	—
Subtotal	9,550,981	73,380
Less: allowance for doubtful accounts	(112,541)	—
Total	$9,438,440	$73,380

*	During the year ended June 30, 2024, the Company provided loans to some third parties for their working capital needs. These loans have a term of one year and bear interest at 8% per annum. Elitepro Innovation Limited borrowed approximately $5.3 million from the Company and repaid $145,511 in principal and $4,488 in interest during 2024. Nexustech Services Limited borrowed approximately $6.1 million from the Company and repaid $1,999,132 in principal and $50,868 in interest during 2024. Subsequent to June 30, 2024, the Company received $5,390,576, including interest of $236,086, and $3,182,200, including interest of $125,945, from Elitepro Innovation Limited and Nexustech Services Limited, respectively.

Allowance for credit losses movement is as follows:

	For the year ended,
	2024	2023
Beginning balance	$—	—
Provision	112,541	—
Reduction	—	—
Ending balance	$112,541	$—

NOTE 5 — SHORT-TERM LOANS

Short-term loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	As of June 30,
	2024	2023
Loans from financial institutions	$701,577	$138,393

On March 13, 2023, U-BX Suzhou entered into a loan agreement with Bank of Communications to obtain a loan of RMB 1,000,000 ($138,393) for a term from March 13, 2023 to March 13, 2024 at a fixed annual interest rate of 3.7%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The loan was repaid on March 13, 2024 and subsequently obtained a new loan of RMB 3,000,000 ($420,946) from the Bank of Communications on April 12, 2024, with a loan term from April 12, 2024, to April 12, 2025, at an interest rate of 3.5%.

On December 22, 2023, U-BX Beijing entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of RMB2,000,000 ($280,631) for a term from December 22, 2023 to July 4, 2024 at a fixed annual interest rate of 2.8%. The loan was fully repaid on July 4, 2024. The loan is guaranteed by a third party, Beijing Shouchuang Financing Guarantee Limited.

NOTE 6 — TAXES PAYABLE

Taxes payable consisted of the following:

	As of June 30,
	2024	2023
Income tax payable	$874,547	$722,114
Withholding tax payable	519	1,421
VAT payable	546	12,712
Total	$875,612	$736,247

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 7 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2023
Payroll and welfare payable	$45,257	$30,534
Other current liabilities	106,940	114,515
Total	$152,197	$145,049

NOTE 8 — RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of June 30, 2024:

Name of related parties	Relationship with the Company
Jian Chen	Founder and shareholder

	As of June 30,
	2024	2023
Amounts due to related parties, current*
Jian Chen	$457,772	$405,138

*	The balances mainly represent expenses paid on behalf of the Company for daily operations. Jian Chen made payments on behalf for the Company on operating expenses amounting to $46,969, $ 220,640 and $97,460 for the years ended June 30, 2024, 2023 and 2022, respectively. There were no repayments made during the period.

NOTE 9 — TAXATION

Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Revenue Ordinance, the Company’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Entities qualifying as "small enterprise with low profit" and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate. For the years ended June 30, 2024 and 2023, RDYJ, Jiangsu YJYC, Jiangsu Jingmo, WOFE Beijing, U-BX Suzhou, WOFE Suzhou and JZSC Technology were recognized as “small enterprise with low profit" and received a preferential income tax rate of 5%. These entities received a preferential income tax rate of 2.5% for the year ended June 30, 2022.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the year ended June 30,
	2024	2023	2022
Income tax expense computed at applicable tax rates (25%)	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(16.0)%	(66.0)%	0.0%
Non-deductible expenses	(0.6)%	18.0%	34.0%
Change of valuation allowance	(31.9)%	38.6%	63.0%
Effective tax rate	(23.5)%	15.6%	122.0%

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 9 — TAXATION (cont.)

Significant components of the provision for income taxes are as follows:

	For the year ended June 30,
	2024	2023	2022
Current income tax expense	$142,286	$38,075	$269,984
Deferred tax expense	154	—	2,548
Income tax provision	$142,440	$38,075	$272,532

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	As of June 30,
	2024	2023
Deferred tax assets
Net operating loss carry forwards	$776,310	$574,840
Allowance for credit losses	6	—
Less: valuation allowances	(776,316)	(574,840)
Total deferred tax assets	$—	$—

Deferred tax liabilities
Operating lease liabilities	$(748)	$—
Right-of-use assets	902	—
Total deferred tax liabilities	$154	$—

As of June 30, 2024, the Company has net operating loss carryforwards of $213,249 in the PRC that expire in 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the years ended June 30, 2024, 2023 and 2022, the change in valuation allowance amounted to an increase of $201,476, $53,405 and $121,989, respectively.

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on June 30, 2021. The authorized number of ordinary shares is 500,000,000 with par value of $0.0001 per share. On June 30, 2021, the Company issued 10,000 to six shareholders. On September 18, 2021, the Company issued 14,990,000 ordinary shares to six existing shareholders and eight new shareholders. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260.

On January 24, 2022, the Company issued 7,500,000 ordinary shares, to all existing shareholders on a pro rata basis. Cash consideration of $750 for the issuance of 7,500,000 ordinary shares was all received on March 4, 2022. The issuance of the 7,500,000 shares was for initial capitalization structure purposes.

On May 5, 2022, the Company issued an aggregated 468,000 shares of ordinary shares to all fourteen existing shareholders and to two new investors for cash consideration of $46.80 that was received on May 6, 2022.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 10 — SHAREHOLDERS’ EQUITY (cont.)

On May 5, 2022, the Company issue an aggregated 1,032,000 ordinary shares to two new investors for cash consideration of $895,000. The cash consideration was all received in August and September 2021.

On October 22, 2023, the Company entered into a share purchase agreement with a third-party investor, pursuant to which the investor agreed to purchase 1,000,000 ordinary shares at a purchase price of $5.00 per share for a total consideration of $5,000,000. The consideration was received by the Company on October 24, 2023 and the Company issued 1,000,000 ordinary shares on October 25, 2023.

The cash consideration of $4,999,823 was all received on October 24, 2023.

On April 1, 2024, the Company closed its initial public offering (“IPO”) of 2,000,000 ordinary shares, priced at $5.00 per share, and received the cash consideration of $8,783,700 after deducting underwriting discounts and expenses. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-262412, “Form F-1”), originally filed with the SEC on January 28, 2022 (as amended). The Form F-1 was declared effective by the SEC on March 25, 2024, and commenced trading under the ticker symbol “UBXG”.

As a result, the Company had 27,000,000 shares and 24,000,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively.

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of June 30, 2024 and 2023, the Company’s PRC entities collectively attributed $570,807 and $300,171 of retained earnings to their statutory reserves, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of June 30, 2024 and 2023, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $187,696 and $447,704 respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 30, 2023, the Company entered into a operating lease for an office. The lease term was from November 30, 2023 to November 29, 2026. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet.

The lease agreement does not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	As of June 30,
	2024	2023

Operating lease right-of-use assets	$18,035	$-
Operating lease liabilities – current	7,374	-
Operating lease liabilities – noncurrent	7,584	-
Total operating lease liabilities	$14,958	$-

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of June 30,
	2024	2023
Weighted-average remaining lease term (years)	2.42	—
Weighted-average discount rate	2.80%	—

During the years ended June 30, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $13,022, $99,437 and $98,859 respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — COMMITMENTS AND CONTINGENCIES (cont.)

The following table summarizes the maturity of operating lease liabilities as of June 30, 2024:

12 months ending June 30,	Amount

2025	$7,690
2026	7,690
Thereafter	—
Total lease payments	15,380
Less: imputed interest	(422)
Total lease liabilities	$14,958

Contingencies

From time to time, the Company is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of June 30, 2024 and 2023, the Company was not involved in any legal or administrative proceedings.

NOTE 12 — SUBSEQUENT EVENTS

On September 19, 2024, the Company issued 2,700,000 ordinary shares under Company’s 2024 Share Incentive Plan (the “Plan”) to certain employees of the Company as compensation for their continued service in the Company. After this Plan, there are 29,700,000 ordinary shares issued and outstanding. The shares underlying the Plan (and therefore any shares that may be issued pursuant to the Plan) were ordinary shares of $0.0001 par value each of the Company ranking (upon their issue) pari passu with the ordinary shares that are already in issue.

On October 21, 2024 (the “Notification Date”), the Company received notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), representing the closing bid price of the Company’s ordinary shares was below $1.00 per share for 31 consecutive business days. The Company has a compliance period of 180 calendar days, or until April 21, 2025, to remain compliance with Nasdaq's minimum bid price requirement. In the event the Company does not regain compliance by April 21, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

On the Notification Date, the Company also received a letter (the “Letter”) from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the Letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq. In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until April 21, 2025 (the “Compliance Period”), to regain compliance. The Letter notes that to regain compliance, the Company’s MVLS must close at or above $35 million for a minimum of ten consecutive business days during the Compliance Period. If the Company does not regain compliance by the end of the Compliance Period, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

On October 24, 2024, the Company held its annual general meeting and approved several key proposals. The Company approved an increase in its authorized share capital from $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each to $1,000,000 divided into 10,000,000,000 ordinary shares of par value $0.0001. This increase was achieved through the creation of an additional 9,500,000,000 ordinary shares, which will rank pari passu with the existing shares in all respects. The Company approved a consolidation of its issued and unissued ordinary shares, with the exact ratio to be set as a whole number within a specified range and the effective date to be determined by the Board within one year from the date of the resolution. Any fractional shares resulting from the consolidation will be rounded up to the nearest whole ordinary share.  he Company approved a private placement of ordinary shares (the “Placement Shares”) to raise gross proceeds of $6,000,000. Investors in the offering include related parties, such as Jian Chen, the CEO and a Director of the Company, and Mingfei Liu, the COO. The per-share price will be set at 101% of the closing bid price on the trading day immediately preceding the date of the definitive securities purchase agreement, with the timing to be determined by the Board.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

SCHEDULE I-CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

The following represents condensed financial information of the parent company:

SCHEDULE I-CONDENSED BALANCE SHEETS

	As of June 30,
	2024	2023
ASSETS
Cash	$3,566,438	$10,476
Due from intercompany	409,820	9,820
Other receivables	9,395,453	—
Deferred offering costs	—	222,755
Investment in subsidiaries	555,104	847,858
Total Assets	$13,926,825	$1,090,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$52,827	$19,827
Total Current Liabilities	52,827	19,827

Shareholders’ Equity
Ordinary shares ($0.0001 par value, 500,000,000 authorized, 27,000,000 and 24,000,000 shares issued and outstanding as of June 30, 2024 and 2023)	2,700	2,400
Additional paid-in capital	14,578,800	1,041,855
Statutory reserves	570,807	300,171
Accumulated deficit	(1,278,309)	(273,344)
Total shareholders’ equity	13,873,998	1,071,082
Total liabilities and shareholders’ equity	$13,926,825	$1,090,909

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended June 30,
	2024	2023	2022
Operating expenses:
General and administrative expenses	(722,872)	(362,880)	(311,118)
Equity (loss) income in subsidiaries	(25,670)	568,791	262,096
Net (loss) income	(748,542)	205,911	(49,022)
Comprehensive (loss) income	$(748,542)	$205,911	(49,022)

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,
	2024	2023	2022
Net cash (used in) operating activities	$(769,797)	$(141,836)	$(312,155)
Net cash (used in) investing activities	(9,457,764)	—	—
Net cash provided by (used in) financing activities	13,783,523	(46,704)	511,171
Net (decrease) increase (decrease) in cash	3,555,962	(188,540)	199,016
Cash at the beginning of the year	10,476	199,016	—
Cash at the end of the year	$3,566,438	$10,476	$199,016

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Parent Company used the equity method to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Parent Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements.

2. INVESTMENT IN SUBSIDIARIES

The Parent Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purposes of the Parent Company’s stand-alone financial statements, its investments in its subsidiaries are reported using the equity method of accounting. The Parent Company’s share of income and losses of its subsidiaries are reported as shares of income (loss) of its subsidiaries in the condensed financial information to the Parent Company.