Form 20-F
period 2025-06-30
U-BX Technology Ltd.
filed 2025-10-24
CIK 1888525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Jian Chen

+86 100651-20297

yunying001@u-bx.com

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0016 per share	UBXG	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,784,142 Ordinary Shares issued and outstanding as of June 30, 2025.

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

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, for the purposes of this annual report only;

●	“Jiangsu Jingmo” is to Jiangsu Jingmo Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“Jiangsu YJYC” is to Jiangsu YJYC Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“JZSC Technology” is to Zhejiang JZSC Technology Co., Ltd., a PRC company that is wholly owned by WFOE Zhejiang;

●	“JCZN Hangzhou” is to Zhejiang Decision Intelligent Technology Co., Ltd., a PRC company that is wholly owned by WFOE Shanghai;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value $0.0016 per share;

●	“PRC Operating Entities” is to U-BX Suzhou, U-BX Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, JCZN Hangzhou, and JZSC Technology;

●	“PRC subsidiaries” is to U-BX Suzhou, U-BX Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, JZSC Technology, JCZN Hangzhou and the WFOEs;

●	“RDYJ” is to Rudongyoujia Smart Technology Co., Ltd., a PRC company and a wholly owned subsidiary of U-BX Beijing;

●	“Third Amended and Restated Memorandum of Association” is the third amended and restated memorandum of association and articles of association of the Company.

●	“U-BX” is to U-BX Technology Ltd., a Cayman Islands exempted company limited by shares;

●	“U-BX Beijing” is to Youjiayoubao (Beijing) Technology Co., Limited (also known as Youjiayoubao Technology Co., Ltd. in China), a PRC company that is wholly owned by WFOE Zhejiang;

●	“U-BX HK” is to Snailinsur Group Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of U-BX;

●	“U-BX Suzhou” is to Suzhou Youjiayoubao Technology Co., Limited, a PRC company that is wholly owned by WFOE Beijing Suzhou;

●	“WFOE Beijing” is to Beijing Lianghua Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of U-BX HK;

●	“WFOE Suzhou” is to Suzhou Lianghua Digital Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of U-BX HK;

●	“WFOE Zhejiang” is to Zhejiang JZSC Enterprise Management Co., Ltd., a PRC company that is wholly owned by U-BX HK;

“WFOE Shanghai” is to Shanghai ZLQX Technology Service Co., Ltd, a PRC company that is wholly owned by U-BX HK;

●	“WFOEs” are to WFOE Beijing, WFOE Suzhou, WFOE Shanghai and WFOE Zhejiang, collectively; and

●	“we,” “us,” “our Company,” “the Company,” or “our” are to U-BX and all its subsidiaries.

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

The exchange rates as of June 30, 2025, 2024 and 2023 for the years then ended are as follows:

	As of June 30,			For the years ended June 30,
	2025	2024	2023	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1US	$7.1586	7.1268	7.2258	7.1839	7.1326	6.9415

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

As of June 30, 2025 and the date of this annual report, our PRC Operating Entities’ client base consists of more than 300 city-level property and auto insurance carriers nationwide using its products and services to conduct business on a daily basis. Some of its clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our PRC Operating Entities’ business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operation. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels our PRC Operating Entities offers.

Corporate History and Structure

The following diagram illustrates the corporate structure of U-BX Technology Ltd. and its subsidiaries as of the date of this annual report.

U-BX was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under its Third Amended and Restated Memorandum of Association Memorandum of Association, U-BX is authorized to issue 625,000,000 Ordinary Shares of a single class, par value $0.0016 per Ordinary Share. As of the date of this annual report, there are 30,284,142 Ordinary Shares issued and outstanding. U-BX’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

WFOE Shanghai was incorporated on May 7, 2025 under the laws of the People’s Republic of China. WFOE Shanghai is a limited liability company, and a wholly owned subsidiary of U-BX HK. WFOE Shanghai is a holding company and has never had any assets or operations.

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

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China and was dissolved on July 23, 2025.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China and was dissolved on December 19, 2024.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China and was dissolved on October 28, 2024.

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

JCZN Hangzhou was incorporated on May 21, 2025 under the laws of the People’s Republic of China. JCZN Hangzhou is a limited liability company, and a wholly owned subsidiary of WFOE Shanghai.

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

The Reverse Split

The Company completed a reverse split of its then issued and outstanding ordinary shares, as well as the number of authorized ordinary shares, at a ratio of one-for-sixteen (1-for-16) (the “Reverse Share Split”) on November 27, 2024. The Reverse Share Split was approved by the shareholders at the annual meeting of shareholders held on October 24, 2024 and by the Board on November 2, 2024. During the same annual meeting, the shareholders also approve an increase of the Company’s share capital. As a result, as of the date of this annual report, the Company’s authorized share capital is US$1,000,000 and is divided into 625,000,000 Ordinary Shares of par value of US$0.0016 each. The Reverse Share Split was implemented to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this annual report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Reverse Share Split. As of the date of this annual report, there are 30,284,142 Ordinary Shares issued and outstanding.

Holding Company Structure

U-BX is a holding company with no material operations of its own. We currently conduct our operations primarily through the PRC Operating Entities. Investors will not and may never directly hold equity interests in the PRC Operating Entities. After the dissolution of the VIE structure, U-BX now controls and receives the economic benefits of U-BX Beijing, U-BX Suzhou, JZSC Technology, JCZN Hangzhou, and U-BX Beijing’s subsidiaries’ business operations, if any, through equity ownership.

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

U-BX is permitted under the laws of the Cayman Islands to provide funding to U-BX HK through loans or capital contributions without restrictions on the amount of the funds. U-BX HK is permitted under the respective laws of Hong Kong to provide funding to WFOE Beijing, WFOE Shanghai, WFOE Suzhou and WFOE Zhejiang (the “WFOEs”) through capital investment without restrictions on the amount of the funds. There are no restrictions on dividend payments from Hong Kong to the Cayman Islands.

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

To make loans to U-BX HK, the WFOEs or the PRC Operating Entities, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the State Administration of Foreign Exchange in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE Zhejiang and U-BX Beijing jointly apply for, or when WFOE Suzhou and U-BX Suzhou jointly apply for, or when WFOE Shanghai and JCZN Hangzhou jointly apply for, or when WFOE Zhejiang and JZSC Technology jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times of the net assets in the consolidated financial statement, and Our PRC Operating Entities shall make a commitment to refrain from borrowing foreign debt in their own respective names.

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

As of the date of this annual report, U-BX and its subsidiaries have not distributed any earnings or settled any amounts owed under the previous VIE Agreements, nor does U-BX and its subsidiaries have any plan to distribute earnings or settle amounts in the foreseeable future. During the fiscal year ended June 30, 2025, U-BX transferred a total of $11,150,000 to U-BX HK, of which U-BX HK transferred $8,000,000 to WFOEs. During the fiscal year ended June 30, 2024, U-BX transferred a total of $2,410,000 to U-BX HK, of which U-BX HK transferred $2,400,000 to WFOE Zhejiang. During the fiscal year ended June 30, 2023, U-BX transferred a total of $3,780 to U-BX HK. During the fiscal years ended June 30, 2025, 2024 and 2023, there have been no dividends or distributions between the holding company, its subsidiaries or to investors.

As of the date of this annual report, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

	Transfer	Transfer	Amount
No.	From	To	($)	Date	Purpose
1	U-BX	U-BX HK	40	3-Aug-21	Transfer to test if the recipient’s bank account works normally
2	U-BX	U-BX HK	1,000	5-Aug-21	Transfer to test if the recipient’s bank account works normally
3	U-BX HK	WFOE Beijing	500	6-Aug-21	Transfer to test if the recipient’s bank account works normally
4	U-BX	U-BX HK	2,000	26-Oct-22	Transfer to test if the recipient’s bank account works normally
5	U-BX	U-BX HK	3,000	21-Dec-22	Transfer to test if the recipient’s bank account works normally
6	U-BX	U-BX HK	3,780	10-Mar-23	Transfer to test if the recipient’s bank account works normally
7	U-BX	U-BX HK	200,000	8-Apr-24	Internal transfer
8	U-BX HK	WFOE Beijing	200,000	8-Apr-24	Capital investment
9	U-BX	U-BX HK	200,000	5-Jun-24	Internal transfer
10	U-BX HK	WFOE Zhejiang	200,000	5-Jun-24	Capital investment
11	U-BX	U-BX HK	10,000	9-Jul-24	Internal transfer
12	U-BX	U-BX HK	2,000,000	19-Sep-24	Internal transfer
13	U-BX HK	WFOE Zhejiang	1,000,000	20-Sep-24	Capital investment
14	U-BX HK	WFOE Zhejiang	1,000,000	23-Sep-24	Capital investment
15	U-BX	U-BX HK	800,000	13-Feb-25	Internal transfer
16	U-BX	U-BX HK	700,000	13-Feb-25	Internal transfer
17	U-BX HK	WFOE Suzhou	1,000,000	20-Feb-25	Capital investment
18	U-BX	U-BX HK	1,500,000	21-May-25	Internal transfer
19	U-BX	U-BX HK	1,500,000	22-May-25	Internal transfer
20	U-BX	U-BX HK	1,800,000	30-May-25	Internal transfer
21	U-BX	U-BX HK	1,500,000	10-Jun-25	Internal transfer
22	U-BX	U-BX HK	1,850,000	11-Jun-25	Internal transfer
23	U-BX HK	WFOE Shanghai	6,000,000	12-Jun-25	Capital investment
24	U-BX HK	WFOE Shanghai	1,000,000	13-Jun-25	Capital investment
25	U-BX	U-BX HK	900,000	9-Jul-25	Internal transfer
26	U-BX	U-BX HK	600,000	14-Jul-25	Internal transfer

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

Holding Foreign Companies Accountable Act (the “HFCA ACT”)

Our Ordinary Shares may be prohibited from trading on a national exchange under the HFCA ACT if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the U.S. Securities and Exchange Commission (“SEC”) adopted final amendments to its rules implementing the HFCA ACT. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA ACT. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA ACT. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA ACT, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our predecessor auditor, Wei, Wei & Co., LLP, and our current auditor, HTL International, LLC, are independent registered public accounting firms that issue the audit report for the fiscal year ended June 30, 2025, 2024 and 2023, respectively, included in this annual report, and are currently subject to PCAOB inspections and the PCAOB is thus able to inspect Wei, Wei & Co., LLP and HTL International, LLC. Wei, Wei & Co., LLP is headquartered in Flushing, New York and HTL International, LLC is headquartered in Houston, Texas, and have not been inspected by the PCAOB. Neither Wei, Wei & Co., LLP nor HTL International, LLC is subject to the determinations announced by the PCAOB on December 16, 2021. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Ordinary Shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Ordinary Shares. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” in this annual report.

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

Our predecessor auditor, Wei, Wei & Co., LLP, and our current auditor, HTL International, LLC, are independent registered public accounting firms that issue the audit report for the fiscal year ended June 30, 2025, 2024 and 2023, respectively, included in this annual report, and are currently subject to PCAOB inspections and the PCAOB is thus able to inspect Wei, Wei & Co., LLP and HTL International, LLC. Wei, Wei & Co., LLP is headquartered in Flushing, New York and HTL International, LLC is headquartered in Houston, Texas, and have not been inspected by the PCAOB.

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

We have incurred net losses and negative cash flows from operating activities for the fiscal years ended June 30, 2025 and 2024, and we may not be able to achieve or maintain profitability or positive cash flow in the future.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

A small number of customers account for a large portion of our revenues. If we are unable to maintain the relationship with these major clients or engage with more clients, our business may be materially and adversely affected.

For the year ended June 30, 2023, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 12.5% of the Company’s total revenues. No customer that accounts for more than 10% of total revenues for the year ended June 30, 2024. For the year ended June 30, 2025, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 37.9 of the Company’s total revenues. If any of these customers choose to terminate their cooperation relationship with us, we will lose a substantial part of our revenue and will have to seek a different partner to make up for the loss. Therefore, it could be materially temporary or permanently impact our business if for any reason we had to end the business relationship with any one of our current clients. We are planning to develop our client base in the coming years and engage with new companies similar to our existing customers to develop our business.

We rely on a limited number of suppliers. If we are unable to maintain the relationship with these suppliers or engage more suppliers, our business may be materially and adversely affected.

We rely on a limited number of suppliers. Reliance on these suppliers presents significant risks to us, including but not limited to potential failure to obtain traffic for the digital promotion services and failure by us to find alternative suppliers. For the year ended June 30, 2025, three suppliers accounted for 25.4%, 18.3%, and 11.5% of the Company’s total purchases respectively. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases respectively. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases respectively. As of June 30, 2025, As of June 30, 2025, two suppliers accounted for 69.4% and 26.0% of the total balance of accounts payable respectively. As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and 18.9% of the total balance of accounts payable respectively.

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

Our Third Amended and Restated Memorandum of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the Ordinary Shares.

Our Third Amended and Restated Memorandum of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares and the Ordinary Shares may be materially and adversely affected.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Third Amended and Restated Memorandum of Association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our Third Amended and Restated Memorandum of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China.

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

U-BX was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under its Third Amended and Restated Memorandum of Association Memorandum of Association, U-BX is authorized to issue 625,000,000 Ordinary Shares of a single class, par value $0.0016 per Ordinary Share. As of the date of this annual report, there are 30,284,142 Ordinary Shares issued and outstanding. U-BX’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

WFOE Shanghai was incorporated on May 7, 2025 under the laws of the People’s Republic of China. WFOE Shanghai is a limited liability company, and a wholly owned subsidiary of U-BX HK. WFOE Shanghai is a holding company and has never had any assets or operations.

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

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China and was dissolved on July 23, 2025.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China and was dissolved on December 19, 2024.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China and was dissolved on October 28, 2024.

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

JCZN Hangzhou was incorporated on May 21, 2025 under the laws of the People’s Republic of China. JCZN Hangzhou is a limited liability company, and a wholly owned subsidiary of WFOE Shanghai.

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

For the year ended June 30, 2025, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 37.9% of the Company’s total revenues. No customer individually represents greater than 10.0% of total revenues of the Company for the year ended June 30, 2024. For the year ended June 30, 2023, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 12.5% of the Company’s total revenues.

As of June 30, 2025, As of June 30, 2025, two customers accounted for 42.2% and 16.5% of the total balance of accounts receivable respectively. As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively. As of June 30, 2023, two customers accounted for 13.1% and 10.5% of the total balance of accounts receivable respectively.

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

For the year ended June 30, 2025, three suppliers accounted for 25.4%, 18.3%, and 11.5% of the Company’s total purchases. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases. As of June 30, 2025, two suppliers accounted for 69.4% and 26.0% of the total balance of accounts payable. As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and, 18.9% of the total balance of accounts payable. As of June 30, 2023, five suppliers accounted for 24.1%, 19.6%, 19.3%, 15.5% and 13.7% of the total balance of accounts payable.

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

We believe that we have some competitive advantages, which will enable us to maintain and further improve our industry market position in the national market. Our competitive advantages include:

Experienced and Visionary Management Team

Our management team has extensive experience in the insurance industry and the internet industry. For example, our former COO, Mingfei Liu served as the vice president of Fanhua Brokerage, one of the largest insurance brokerage companies in Asia, and the senior director of Gome Financial Insurance. He has developed multiple insurance products such as mobile phone broken screen insurance. Our CEO, Jian Chen used to work at China’s first-tier Internet companies, including Qunar.com and Autohome Inc., where he was responsible for product and operation management. Mr. Chen built the vehicle owner service department at Autohome Inc. and built a vehicle owner service platform with more than 100 million registered users.

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

Recent Developments

Change of Management

On July 21, 2025, Enze Liang tendered his resignation as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee of the Company. Effective on July 21, 2023, the Board appointed Xu Xie as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee.

On June 30, 2025, Kongfei Hu tendered his resignation as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee of the “Company. Effective June 30, 2025, the Board appointed Shaolan Ma as a director and the Chair of Compensation Committee, and a member of Nominating and Corporate Governance Committee and a member of Audit Committee.

On May 19, 2025, Danning Wang tendered her resignation as a director and the Chair of Nominating and Corporate Governance Committee, a member of Compensation Committee and a member of Audit Committee of the Company. Effective May 19, 2025, the Board appointed Da Yang as a director and the Chair of Nominating and Corporate Governance Committee, a member of Compensation Committee and a member of Audit Committee of the Company, effective May 19, 2025.

On September 2, 2025, Mingfei Liu tendered his resignation as the Chief Operating Officer of the Company, effective immediately. The Company did not pursue a replacement for Mingfei Liu.

Increase of Share Capital and Reverse Stock Split

The Company held an annual general meeting of shareholders on October 24, 2024, during which the shareholders adopted resolutions approving (i) an increase the Company’s authorized share capital from US$ 50,000.00 divided into 500,000,000 ordinary shares of par value US$ 0.0001 each to US$ 1,000,000.00 divided into 10,000,000,000 ordinary shares of par value US$ 0.0001 each, by the creation of additional 9,500,000,000 ordinary shares of par value US$ 0.0001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”), and (ii) a share consolidation at a ratio of not less than one (1) for five (5) and not more than one (1) for twenty (20) of the Company’s issued and outstanding ordinary shares, as well as the number of authorized ordinary shares. On November 2, 2024, the board of directors of the Company approved a revere share split at a ratio of one (1) for sixteen (16) (the “Reverse Share Split”). Our Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on November 27, 2024, under the existing ticker symbol “UBXG.” As a result, the Company’s authorized share capital is US$1,000,000 and is divided into: 625,000,000 Ordinary Shares of par value of US$0.0016 each.

Private Placement

On November 28, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 1,425,000 ordinary shares (the “Shares”), par value $0.0016 per share (the “Ordinary Shares”), and (ii) 4,275,000 warrants, each to initially purchase one Ordinary Share (the “Warrants”), for a gross proceeds of $5.7 million (assuming the Warrants are not exercised). Each Warrant has an initial exercise price of $4.00 per Ordinary Share, subject to reset and adjustment as discussed below. On the seventh (7th) calendar days after the closing of the PIPE Offering, the exercise price of the Warrants was reset to $0.80, which is 20% of Nasdaq Minimum Price of the Company's Ordinary Share, rounding up to the nearest first decimal place, determined on the date of the Securities Purchase Agreement. In addition, upon such reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the "Warrant Shares") issuable immediately prior to such reset was adjusted to 21,375,000 Ordinary Shares, which was determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchases and agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the Shares, the Warrants and the Warrant Shares.

Mr. Jian Chen, the Chief Executive Officer and Director of the Company, participated in the PIPE Offering and purchased 525,000 Shares and 1,575,000 Warrants at the Offering Price. The transaction was negotiated at arm’s length. Mr. Chen’s investment were approved by the shareholders at the annual meeting of shareholders of the Company held on October 24, 2024 and by the Board of Directors on November 28, 2024.

The Company issued the Shares and Warrants and the PIPE Offering closed on November 28, 2024. The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. The Purchaser represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person. The Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements.

In March and April 2025, the Purchasers in the PIPE Offering exercised the Warrants in full through a cashless exercise option, and the Company issued 17,398,535 Warrant Shares. 6,409,884 of the Warrant Shares were issued pursuant to an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promogulated thereunder. 10,988,651 of the Warrant Shares were issued pursuant to the registration statement on Form F-1 (File No. 333-284216) initially filed by the Company on January 10, 2025 and declared effective on March 12, 2025.

Nasdaq Compliance Matters

On December 13, 2024, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company’s Ordinary Shares had a closing bid price at or above $1.00 per share for 10 consecutive business days, from November 27 through December 12, 2024, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the matter was then closed.

On October 21, 2024, the Company received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). Based on the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2024, filed on October 30, 2024, the Company reported stockholders’ equity of $13,873,998. On November 14, 2024, Nasdaq staff confirmed that the Company meets the minimum $2.5 million stockholders’ equity requirement under Listing Rule 5550(b)(1). Accordingly, the matter was then closed.

Adoption and Implementation of Employee Stock Incentive Plan

On July 29, 2025, the Board of Directors of the Company approved an adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on July 29, 2025. The 2025 Equity Incentive Plan consists of 9,500,000 Ordinary Shares, $0.0016 par value.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Snailinsur Group Limited	Hong Kong

Beijing Lianghua Technology Co., Limited	People’s Republic of China

Suzhou Lianghua Digital Technology Co., Limited	People’s Republic of China

Zhejiang JZSC Enterprise Management Co., Ltd	People’s Republic of China

Shanghai ZLQX Technology Service Co., Ltd	People’s Republic of China

Zhejiang Decision Intelligent Technology Co., Ltd.	People’s Republic of China

Zhejiang JZSC Technology Co., Ltd	People’s Republic of China

Suzhou Youjiayoubao Technology Co., Limited	People’s Republic of China

Youjiayoubao (Beijing) Technology Co., Limited	People’s Republic of China

Jiangsu YJYC Technology Co., Ltd.	People’s Republic of China

Rudongyoujia Smart Technology Co., Ltd.	People’s Republic of China

Jiangsu Jingmo Technology Co., Ltd.	People’s Republic of China

4.D. Property, Plant and Equipment

Facilities

Our Company is headquartered in No.1 Linkong Er Road, Shunyi Garden, Zhongguan Technology Park, Shunyi District, Beijing, China Our business registration address is also located here. covering an area of 1,000 square feet. The lease term was from April 15, 2021 to April 15, 2026. Due to the favorable policy support from the local government, we receive a subsidy for renting the location and we are not required to pay any rent. We benefit from the local policies that support business development by receiving a subsidy for renting the location; as a result, we are able to keep this location free of charge.

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

Overview

U-BX Technology Ltd. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through U-BX Beijing, U-BX Suzhou, Jiangsu Jingmo, Jiangsu YJYC, and JZSC Technology. Since U-BX Beijing’s establishment in 2018, we have focused on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

Our business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-added bundled benefits. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views, or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle’s brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car wash, maintenance plan or parking notification, to these carriers, which may then be passed on to their customers for either low or no cost.

In addition to servicing institutional customers, we provide up-to-date insurance-related information to individual consumers through our mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image within the general public.

At present, our client base consists of more than 300 city-level property and auto insurance carriers nationwide using our products and services to conduct business on a daily basis. Some of our clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operations. We believe that the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels we offer.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by China’s overall economic conditions and structural transformations, especially the development of insurance industry and cloud-based communications industry, as well as the following industry- and company-specific factors.

Government policies may impact our business and operating results.

Our PRC entities are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the PRC government; (b) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Chinese government policy affecting our industry. Unfavorable changes could affect demand for services that we sell and for services that we provide and could materially and adversely affect the results of operations. We have not seen any impact of unfavorable government policies our inception. However, we will seek to make adjustments as required if and when government policies shift.

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

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. Our competitive position may be affected by, among other things, the scope of our services, the quality of our solutions, and our ability to customize our services to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers, and we can retain and develop business with existing customers and attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition within our industry. Increased competition could materially and adversely affect our business and the results of operations.

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. We expect to expand into additional services categories, explore cross- and up-selling opportunities, and continue to invest in sales and marketing and customer success activities to keep stable revenue from existing customers. We believe that these efforts will have a long-term, positive impact on our business and the results of operations.

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

Results of Operations

For the years ended June 30, 2025 , 2024 and 2023

The following tables set forth our results of operations for the year presented in dollars and as a percentage of revenue:

	For the Year Ended June 30,
	2025	2024	2023
	Amount	Amount	Amount
Revenues	$29,674,534	$51,600,106	$94,318,710
Cost of revenues	(29,422,847)	(50,905,784)	(92,704,165)
Gross profit	251,687	694,322	1,614,545

Operating expenses:
General and administrative expenses	(3,357,399)	(1,567,217)	(1,460,642)
Total operating expenses	(3,357,399)	(1,567,217)	(1,460,642)

Income from operations	(3,105,712)	(872,895)	153,903

Other income (expenses), net:
Interest income	220,819	259,056	2,644
Interest (expenses)	(33,464)	(12,869)	(1,269)
Gain (loss) on deconsolidation of a subsidiary	(45,160)
Loss from equity investment	(2,386)	-	-
Other income, net	11,373	20,606	88,708
Total other income, net	151,182	266,793	90,083

Income before income taxes	(2,954,530)	(606,102)	243,986

(Provision for) income taxes	236,013	(142,440)	(38,075)

Net (loss)	$(2,718,517)	$(748,542)	$205,911

Revenues

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

Risk Assessment services

The Company provides various risk assessment services of vehicle accident prediction to insurance companies to reduce their vehicle accident compensation risks. Based on the vehicle information we collected, we build our customers predictive models with multi-dimensional, multi-features and the risk assessment results in visual form. Consideration received for risk assessment services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. The service revenue is recognized at a point in time upon the service delivery and acceptance by the customers.

Value-added Bundled Benefits

The Company sells value-added bundled benefits to insurance carriers through service codes which carriers provide to their clients as part of the latter’s service package. Upon presenting the code, vehicle owners are able to use a series of vehicle maintenance services such as car washing, car maintenance, driver services, and vehicle moving notification services. Revenue is recognized at the time when the related services have been delivered based on the specific terms of the contract.

The following table sets forth the breakdown of our revenue for the years ended June 30, 2025 , 2024 and 2023, respectively:

	For the Years Ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Digital promotion services	$25,895,399	88	$37,844,632	73	$72,026,101	77
Risk assessment services	3,412,131	11	8,660,684	17	15,221,261	16
Value-added bundled benefits	367,004	1	5,094,790	10	7,071,348	7
Total	$29,674,534	100	$51,600,106	100	$94,318,710	100

Total revenue for the year ended June 30, 2025 decreased by $22.0 million, or 42%, to $29.7 million from $51.6 million for the same period in 2024, primarily due to decreases in our revenue from digital promotion services, risk assessment services and value-added bundled benefits.

Total revenue for the year ended June 30, 2024 decreased by $42.7 million, or 45%, to $51.6 million from $94.3 million for the same period in 2023, primarily driven by decreases in our revenue from digital promotion services.

Revenues from Digital Promotion Services.

Revenues from digital promotion services accounted for 88% and 73% of our total revenues for the years ended June 30, 2025 and 2024, respectively. Revenues from digital promotion services decreased by $12.0 million, or 32% from $37.8 million for the year ended June 30, 2024, to $25.9 million for the same period in 2025. The number of clicks was 47 million and 82 million for the fiscal year of 2025 and 2024, respectively. The decrease of revenue from fiscal year 2024 to 2025 was due to a decrease in the number of clicks, resulting from a decreasing number of customer orders, while the orders decrease was primarily caused by decreased customer demand in promotion business due to the overall economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

Revenues from digital promotion services accounted for 73% and 77% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue from digital promotion services decreased by $34.2 million, or 47% to $37.8 million for the year ended June 30, 2024, from $72.0 million for the same period in 2023. The average price per click was $0.29 and $0.29 for the fiscal year of 2024 and 2023, respectively. The number of clicks was 82 million and 156 million for the fiscal year of 2024 and 2023, respectively. The decrease in revenue from fiscal year 2023 to 2024 was due to a decrease in the number of clicks, resulting from a decreasing number of customer orders. Our pricing could vary based on many factors, including negotiation, the customer’s industry status, competitiveness in the regional market, and past relationships with the customer. In addition, customers that purchase more than one service may receive discounted pricing on one or more services. The discount is based on negotiation and past relationships. It is uncertain whether our average price per click will remain stable in the future.

Revenues from Risk Assessment Services.

Revenues from risk assessment services accounted for 11% and 17% of our total revenues for the years ended June 30, 2025 and 2024, respectively. Revenue for risk assessment services decreased by $5.2 million, or 61%, to $3.4 million for the year ended June 30, 2025 from $8.7 million for the same period in 2024, which was mainly due to the contraction in client business scale causing by macroeconomic conditions and the decreased demand and budget of insurance companies for the risk assessment services.

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

Revenues from Value-added Bundled Benefits.

Revenues from value-added bundled benefits accounted for 1% and 10% of our total revenues for the years ended June 30, 2025 and 2024, respectively. Revenue for value-added bundled benefits decreased by $4.7 million, or 93%, to $0.4 million for the year ended June 30, 2025 from $5.1 million for the same period in 2024. The decline was primarily attributable to the overall economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

Revenues from value-added bundled benefits accounted for 10% and 7% of our total revenues for the years ended June 30, 2024 and 2023, respectively. Revenue for value-added bundled benefits decreased by $2.0 million, or 28%, to $5.1 million for the year ended June 30, 2024 from $7.1 million for the same period in 2023. The revenues decrease was primarily caused by decreased customers and their demands. Due to the overall economic downturn, clients experienced a general business contraction, some major clients suspended cooperation, and the remaining customers have also reduced their demand.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the years ended June 30, 2025, 2024 and 2023, respectively:

	For the Years Ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Digital promotion services	$25,760,347	88	$37,821,733	74	$70,963,258	77
Risk assessment services	3,301,585	11	8,108,632	16	14,902,207	16
Value-added bundled benefits	360,915	1	$4,975,419	10	6,838,700	7
Total	$29,422,847	100	$50,905,784	100	$92,704,165	100

Cost of digital promotion services decreased by $12.1million or 32%, to $25.8 million for the year ended June 30, 2025 from $37.8 million for the same period in 2024, which was in tandem with the decrease in digital promotion services revenue for the year ended June 30, 2025.

Cost of risk assessment service decreased by $4.8 million or 59%, to $3.3 million for the year ended June 30, 2025 from $8.1 million for the same period in 2024. The decrease was in line with the decrease in risk assessment services revenues.

Cost of value-added bundled benefits decreased by $4.6 million, or 93%, to $0.4 million for the year ended June 30, 2025 from $5.0 million for the same period in 2024. The decrease was in line with the decrease in value-added bundled benefits revenues.

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

Total gross profit decreased by $0.4 million, or 64%, to $0.3 million for the year ended June 30, 2025 from $0.7 million for the year ended June 30, 2024. Gross profit margin decreased by 0.5%, to 0.9% for the year ended June 30, 2025, from 1.4% for the same period in 2024.

Total gross profit decreased by $0.9 million, or 57%, to $0.7 million for the year ended June 30, 2024 from $1.6 million for the year ended June 30, 2023. Gross profit margin is 1.3% and 1.7% for the years ended June 30, 2024 and 2023, respectively.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses related to general corporate activities. We expect our general and administrative expenses to decrease modestly in the near future, as we have imposed cost control.

General and administrative expenses increased by $1.8 million, or 114%, to $3.3 million for the year ended June 30, 2025 from $1.6 million for the year ended June 30, 2024. The increase was primarily attributable to the completion of the Equity Incentive Plan on September 18, 2024, resulting in increased administrative expenses of $2,214,000 during the year ended June 30, 2025, as compared to the same period in 2024.

General and administrative expenses increased by $0.1 million, or 7%, to $1.6 million for the year ended June 30, 2024 from $1.5 million for the year ended June 30, 2023. The modest increase was mainly due to: (1) an increase in exchange fees and impairment loss on current assets, (2) a decrease in employees and salary, (3) with the completion of our initial public offering, the related intermediary fees have also decreased.

Gain (loss) on deconsolidation of a subsidiary

Gain (loss) on deconsolidation of a subsidiary primarily consisted of net loss from the liquidation subsidiary of $45,160 for the year ended June 30, 2025. There was no deconsolidation of a subsidiary for the years ended June 30, 2024 and 2023.

The following table summarizes the Gain (loss) on deconsolidation recognized by the Company:

	For the Years Ended June 30,
	2025	2024	2023
Gain on deconsolidation of RDTT	$5,604	$-	$-
Loss on deconsolidation of Jiangsu YJYC	(50,764)	-	-
Total Gain (loss) on deconsolidation	$(45,160)	$-	$-

Other income (Expenses), net

Interest income

Interest income decreased by $38,237, or 15%, to $220,819 for the year ended June 30, 2025, from $259,056 for the same period in 2024, which was due to the Repayment of loans to third parties for the year.

Interest income increased by $256,412, or 9,698%, to $259,056 for the year ended June 30, 2024, from $2,644 for the same period in 2023, which was due to the new increase of loans to third parties for the year.

Interest expenses

Interest expenses increased by $20,595, or 160%, to $33,464 for the year ended June 30, 2025, from $12,869 for the same period in 2024, which was due to the new short-term bank loans borrowed in March 2025.

Interest expenses increased by $11,600, or 914%, to $12,869 for the year ended June 30, 2024, from $1,269 for the same period in 2023, which was due to the increase of short-term bank loans borrowed for the year.

Other income, net

Other income, net primarily consisted of supplier waived the balance for the year ended June 30, 2025. Other income, net primarily consisted of VAT input tax super-deduction of 10% resulting in a VAT reduction of $17,679 and special fund subsidy of $4,066 for the year ended June 30, 2024. Other income, net primarily consisted of VAT input tax super-deduction of 10% resulting in a VAT reduction of 91,561 for the year ended June 30, 2023.

Provision for Income Taxes

Our income tax benefit was $236,013 for the year ended June 30, 2025 which is mainly due to the recovery of income taxes as the deconsolidation of RDYJ and Jiangsu YJYC. While our provision for income taxes, $142,440, and $38,075 for the years ended June 30, 2024 and 2023, respectively.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, taxable income of domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Net Income (loss)

As a result of the foregoing, we had a net loss of $2,718,517, a net loss of $748,542, and a net income of $205,911 for the years ended June 30, 2025, 2024 and 2023, respectively.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of June 30, 2025, we had cash of $11,182,783. As of June 30, 2025, we had accounts receivable from third parties of $227,044. Such accounts receivable balance has been fully collected as of the date of this annual report.

To date, we have financed our operations primarily through cash generated from operations, bank loans, and part of the net proceeds of a private placement (PIPE) transaction.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this proposed offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months from the date of this annual report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue additional equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that could restrict our operations.

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

Cash flows

For the years ended June 30, 2025, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(2,821,147)	$(1,353,154)	$(283,159)
Net cash provided by (used in) investing activities	3,810,573	(9,470,530)	(2,646)
Net cash provided by financing activities	5,392,367	14,344,328	156,934
Effect of foreign exchange rate on cash	(33,360)	19,997	(96,126)
Net increase (decrease) in cash	6,348,433	3,540,641	(224,997)
Cash at the beginning of the year	4,834,350	1,293,709	1,518,706
Cash at the end of the year	$11,182,783	$4,834,350	$1,293,709

Operating Activities

Net cash used in operating activities amounted to $2,821,147for the year ended June 30, 2025. It was primarily due to a) a net loss of $2,718,517, adjusted by loss on deconsolidation of $45,160 and a share-based compensation expense of $2.2 million.; b) an increase in advances to suppliers of $1.6 million was due to we made payments to our suppliers in advance in order to fix a lower purchase price as of June 30, 2025; and c) a decrease in accounts payable of $0.5 million;

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

Investing Activities

Net cash provided by investing activities was $3,810,573 for the year ended June 30, 2025 was for the collection of loans to third parties of $9.7 million, purchases of property and equipment of $5.8 million, and payment for equity investment $83,815.

Net cash used in investing activities was $9,470,530 for the year ended June 30, 2024 was mainly for the new increase of loans to third parties.

Net cash used in investing activities was $2,646 for the year ended June 30, 2023 was for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities amounted to $5,427,229 for the year ended June 30, 2025, representing receipt of $5,700,000 proceeds from issuance of ordinary shares, proceeds from a short-term loan of $388,368, and repayments of short-term loans totaling $696,001.

Net cash provided by financing activities amounted to 14,344,328 for the year ended June 30, 2024, representing proceeds from a short-term loan of 981,409, payments of short-term bank loans of 420,604 and issuance of ordinary shares for cash of $13,783,523.

Net cash provided by financing activities amounted to $156,934 for the year ended June 30, 2023, representing proceeds from a short-term loan of $144,061 and payments of deferred registration costs of $12,873.

Contractual Obligations

The following table summarizes our material contractual obligations, which are comprised of operating lease obligations and bank loan, as of June 30, 2025, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loan	$389,741	$389,741	$-	$-	$-
Operating lease obligations	7,550	7,550
Total	$397,291	$397,291	$-	$-	$-

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engage in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

Use of estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgement than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. We believe the following accounting policies involve critical estimates. For a detailed discussion of our significant accounting policies and related judgements, see “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our consolidated financial statements included elsewhere in the annual report.

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

The Company’s revenues are derived principally from digital promotion services, risk-assessment services, and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

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

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

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

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value-added benefit contracts, the Company provides the digital code with value-added benefits to customers. The bundled benefits include but not limited to auto maintenance services, auto value added services, vehicle moving notification services, and other services. The Company is primarily responsible for selecting the out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital codes and providing technical support for the codes. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations.

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

Accounts receivable, net

Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends. Accounts are written off against the allowance after unsuccessful collection.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2025, 2024, and 2023. The Company does not believe that there were any uncertain tax positions as of June 30, 2025 and 2024. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended June 30, 2025, 2024 and 2023.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jian Chen	38	Chief Executive Officer, Director
Qingcai Li	40	Chief Financial Officer
Xu Xie	36	Independent Director
Da Yang	38	Independent Director
Shaolan Ma	66	Independent Director

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

Xu Xie, Independent Director

Mr. Xu Xie is a finance professional with over a decade of experience in financial management, accounting, and U.S. GAAP compliance. He began his career at Xinghe Du’an Technology (Beijing) Co., Ltd. as a financial settlement specialist and supervisor from 2012 to 2014. He then held senior roles at Yimax (Beijing) Business Consulting Co., Ltd. and Beijing Yimeier Medical Cosmetic Hospital Co., Ltd., where he oversaw financial operations, budgeting, and tax management. In 2019, Mr. Xu became the Chief Financial Officer of Beijing Quanxing Space-Time Technology Co., Ltd., where he led the establishment of the finance department and supported the company’s U.S. IPO preparation with GAAP-compliant reporting and audit coordination. Since 2020, he has been an entrepreneur and external financial consultant, advising multiple companies on U.S. GAAP compliance, audit readiness, and financial reporting improvements.

Mr. Xu holds a Bachelor of Economics in Finance from Beijing Normal University..

Da Yang, Independent Director

Mr. Da Yang is an experienced professional with over a decade of expertise in marketing, sales, and channel management. He currently serves as the Marketing Director at Beijing Urban New Space Technology Co., Ltd., where he oversees channel sales strategy and management. Previously, he was a Senior Marketing Manager at Gome Insurance Brokerage Co., Ltd., responsible for corporate sales. He also served as the Assistant to the General Manager at Dade Liangju Trading (Beijing) Co., Ltd., managing retail operations and marketing campaigns. Earlier in his career, he worked as a Business Manager at the Beijing Branch of China Life Property & Casualty Insurance Co., Ltd., focusing on key account sales and channel development.

Mr. Yang earned an associate degree from Capital Normal University in 2008.

Shaolan Ma, Independent Director

Ms. Shaolan Ma is a seasoned financial professional with 36 years of experience in enterprise management and financial risk management. She began her career at the Shaoyang Branch of the People's Bank of China, where she held various leadership roles from 1978 to 1995. She later held senior positions at Zhuhai Zhuguang Financial Company and Zhuhai Commercial Bank. In 1998, Ms. Ma played a key role in establishing the Zhuhai Branch of China Everbright Bank, where she served in multiple executive capacities including General Manager of Risk Management and Branch Office operations until her retirement in 2014.

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

Compensation of Directors and Executive Officers

In fiscal year ended June 30, 2025 and 2024, we paid an aggregate of RMB180,000 ($25,145), and RMB122,400 ($17,160) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Incentive Plan

2024 Equity Incentive Plan

On September 3, 2024, the Company adopted the 2024 Equity Incentive Plan, or the 2024 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2024 Plan was 2,700,000 Ordinary Shares.

As of the date of this annual report, 2,700,000 Ordinary Shares have been granted under the 2024 Plan.

The following paragraphs summarize the terms of the 2024 Plan.

Administration. The 2024 Plan is administered by the board of directors or committee or individuals authorized by the board of directors, and once the Compensation Committee is established, the Compensation Committee will administer the 2024 Plan (such committee that administers the 2024 Plan, the “Committee”). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2024 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2024 Plan. The Committee will have full discretion to administer and interpret the 2024 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the 2024 Plan. The Committee has the sole and complete authority to determine who is granted an award under the 2024 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2024 Plan.

Number of Shares Authorized. The 2024 Plan provides for an aggregate of 2,700,000 Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Ordinary Shares subject to such award will again be made available for future grant. Shar Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant’s tax withholding obligation will not be available for re-grant under the 2024 Plan.

Each Ordinary Share subject to an option or a stock appreciation right will reduce the number of Ordinary Shares available for issuance by one share, and each Ordinary Share underlying an award of restricted stock, restricted stock units, stock bonus awards and performance compensation awards will reduce the number of Ordinary Shares available for issuance by one share.

If there is any change in the corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2024 Plan, the number of shares covered by awards then outstanding under the 2024 Plan, the limitations on awards under the 2024 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Term of Plan. The 2024 Plan will have a term of ten years and no further awards may be granted under the 2024 Plan after that date.

Awards Available for Grant. The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Internal Revenue Code of 1986, as amended, or the Code, Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2024 Plan is subject to the terms and conditions established by the Committee. Under the terms of the 2024 Plan, the exercise price of the options will be set forth in the applicable award agreement. Options granted under the 2024 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2024 Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

Stock Appreciation Rights. The Committee is authorized to award stock appreciation rights (or SARs) under the 2024 Plan. SARs are subject to the terms and conditions established by the Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2024 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. SARs shall be subject to terms established by the Committee and reflected in the award agreement.

Restricted Stock. The Committee is authorized to award restricted stock under the 2024 Plan. The Committee will determine the terms of such restricted stock awards. Restricted stock are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards. The Committee will determine the terms of such restricted stock units. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Stock Bonus Awards. The Committee is authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Performance Compensation Awards. The Committee is authorized to grant any award under the 2024 Plan in the form of a performance compensation award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment. The board of directors may amend, suspend or terminate the 2024 Plan at any time; however, stockholder approval to amend the 2024 Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an award agreement or as determined by the Committee in its sole discretion, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2024 Plan will become fully vested and performance compensation awards will vest, as determined by the Committee, based on the level of attainment of the specified performance goals.

2025 Equity Incentive Plan

On July 29, 2025, the Company adopted the 2025 Equity Incentive Plan, or the 2025 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2025 Plan was 9,500,000 Ordinary Shares.

As of the date of this annual report, 9,500,000 Ordinary Shares have been granted under the 2025 Plan.

The following paragraphs summarize the terms of the 2025 Plan.

Administration. The 2025 Plan is administered by the board of directors or committee or individuals authorized by the board of directors, and once the Compensation Committee is established, the Compensation Committee will administer the 2025 Plan (such committee that administers the 2025 Plan, the “Committee”). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2025 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2025 Plan. The Committee will have full discretion to administer and interpret the 2025 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the 2025 Plan. The Committee has the sole and complete authority to determine who is granted an award under the 2025 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2025 Plan.

Number of Shares Authorized. The 2025 Plan provides for an aggregate of 9,500,000 Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Ordinary Shares subject to such award will again be made available for future grant. Shar Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant’s tax withholding obligation will not be available for re-grant under the 2025 Plan.

Each Ordinary Share subject to an option or a stock appreciation right will reduce the number of Ordinary Shares available for issuance by one share, and each Ordinary Share underlying an award of restricted stock, restricted stock units, stock bonus awards and performance compensation awards will reduce the number of Ordinary Shares available for issuance by one share.

If there is any change in the corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2025 Plan, the number of shares covered by awards then outstanding under the 2025 Plan, the limitations on awards under the 2025 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Term of Plan. The 2025 Plan will have a term of ten years and no further awards may be granted under the 2025 Plan after that date.

Awards Available for Grant. The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Internal Revenue Code of 1986, as amended, or the Code, Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2025 Plan is subject to the terms and conditions established by the Committee. Under the terms of the 2025 Plan, the exercise price of the options will be set forth in the applicable award agreement. Options granted under the 2025 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2025 Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

Stock Appreciation Rights. The Committee is authorized to award stock appreciation rights (or SARs) under the 2025 Plan. SARs are subject to the terms and conditions established by the Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2025 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. SARs shall be subject to terms established by the Committee and reflected in the award agreement.

Restricted Stock. The Committee is authorized to award restricted stock under the 2025 Plan. The Committee will determine the terms of such restricted stock awards. Restricted stock are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards. The Committee will determine the terms of such restricted stock units. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Stock Bonus Awards. The Committee is authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Performance Compensation Awards. The Committee is authorized to grant any award under the 2025 Plan in the form of a performance compensation award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment. The board of directors may amend, suspend or terminate the 2025 Plan at any time; however, stockholder approval to amend the 2025 Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an award agreement or as determined by the Committee in its sole discretion, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2025 Plan will become fully vested and performance compensation awards will vest, as determined by the Committee, based on the level of attainment of the specified performance goals.

Compensation Recovery Policy

On December 7, 2023, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been incorporated by reference herewith as Exhibit 97.1.

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

Audit Committee. Our audit committee consists of Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang and is chaired by Mr. Xu Xie. Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Xu Xie qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang and is chaired by Ms. Shaolan Ma. Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang and is chaired by Mr. Da Yang. Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our Third Amended and Restated Memorandum of Association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

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

6.D. Employees

As of June 30, 2025 and as of the date of this annual report, we had a total of 15 full-time employees and no part-time employees.

Department	June 30, 2025
Senior Management	3
Human Resources & Administration	2
Editorial Content Department	3
Research & Development	4
Business operation	3
Total	15

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on (i) 30,284,142 Ordinary Shares issued and outstanding as of the date hereof and (ii) Ordinary Share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership
Directors, Director Appointees and Named Executive Officers:
Jian Chen, Chief Executive Officer and Director(1)	7,659,535	25.29%
Qingcai Li, Chief Financial Officer(2)	70,501	* %
Xu Xie, Director Appointee	—	—
Shaolan Ma, Director Appointee	—	—
Da Yang, Director Appointee	—	—
All directors, director nominees and executive officers as a group (6 persons)	7,730,036	25.52%
5% or Greater Shareholders:
None

(1)	Jian Chen directly holds 6,934,884 Ordinary Shares. Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 724,651 Ordinary Shares. Jian Chen is deemed the beneficial owner of the 724,651 Ordinary Shares held by Superego Pulse Limited.

(3)	Infinite fission Limited, a company formed under the laws of the British Virgin Islands, of which Qingcai Li is the sole shareholder and director, holds 70,501 Ordinary Shares. Qingcai Li is deemed the beneficial owner of the 70,501 Ordinary Shares held by Infinite fission Limited.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

The table below sets forth the related parties and their relationships with the Company as of June 30, 2025:

Name of related party	Relationship with the Company
Jian Chen	Founder and shareholder

	As of June 30,
	2025	2024
Amounts due to related parties, current*
Jian Chen	$-	$457,772
Amounts due to related parties, non-current*
Jian Chen	$490,662	-

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was mainly due to foreign exchange rate fluctuation and a payments for operating activities of $38,400.

Significant transactions with related parties were as follows:

	For the Year Ended June 30,
	2025	2024	2023
Transactions with related parties:*
Jian Chen	$2,100,000	-	$-

*	The Company’s Chief Executive Officer and Director, Mr. Jian Chen, participated in the PIPE Offering on the same terms as other investors and purchased 525,000 ordinary shares and 1,575,000 warrants at the offering price. The transaction was negotiated on an arm’s-length basis and was approved by the Company’s shareholders and Board of Directors. The CEO’s participation has been disclosed as shareholders’ equity in Note 11.

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

We have taken measures to reduce the potential liability of platform operators in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the main necessary licenses and approvals required for the main business operations in China from the relevant government departments. As of the date of this annual report, these licenses and approvals are still valid and valid for the main business operations, and there are no major legal obstacles to the renewal of the relevant major licenses and approvals. For the years ended June 30, 2025, 2024 and 2023 and up to the date of this document, we believe we have complied with applicable laws and regulations in all material aspects.

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

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “UBXG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our Third Amended and Restated Memorandum of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our Third Amended and Restated Memorandum of Association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

A corporation that is a shareholder shall be deemed for the purpose of our Third Amended and Restated Memorandum of Association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our Third Amended and Restated Memorandum of Association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our Third Amended and Restated Memorandum of Association and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Third Amended and Restated Memorandum of Association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

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

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Third Amended and Restated Memorandum of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Third Amended and Restated Memorandum of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Third Amended and Restated Memorandum of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

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

As of the date of this annual report, we used $7,000,000 of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2025.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang and is chaired by Mr. Xu Xie. Mr. Xu Xie, Ms. Shaolan Ma, and Mr. Da Yang each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Xu Xie qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements for the year ended June 30, 2023 included in this annual report have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting. The consolidated financial statements for the years ended June 30, 2025 and 2024 included in this annual report have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC and Wei, Wei & Co., LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended June 30,
Services	2024	2025
	$	$
Audit Fees(1) - HTL International, LLC	190,000	190,000
Audit Fees(1) - Wei, Wei & Co., LLP	20,000	12,000
Total	210,000	202,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

The report of Wei, Wei & Co., LLP on the financial statements of the Company for the fiscal years ended June 30, 2024 and 2023 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

On August 8, 2024, the Audit Committee and the Board of Directors of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective on August 21, 2024. During the two most recent fiscal years ended June 30, 2023 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

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

In connection with the adoption by the board of directors of the Company of the 2025 Equity Incentive Plan, which became effective on July 29, 2025, we have elected to follow home country practice in the Cayman Islands in lieu of Nasdaq Listing Rule Nasdaq Rule 5635(c) which provides (with certain exceptions not relevant to the conclusions expressed herein) shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Such practice is not prohibited by Cayman Islands law.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Third Amended and Restated Memorandum of Association Memorandum and Articles of Association, filed as exhibit 1.1 to the Report on Form 6-K filed on November 27, 2024 and incorporated by reference herein
2.1	Description of Securities, filed herewith
4.1	English Translation of Employment Agreement between the Chief Executive Officer, Jian Chen, and the Company, filed as exhibit 10.15 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
4.2	Employment Agreement with Qingcai Li, filed as exhibit 99.1 to the Report on Form 6-K filed on May 9, 2024 and incorporated by reference herein.
4.3	Director Offer Letter with Da Yang, filed as exhibit 10.1 to the Report on Form 6-K filed on May 19, 2025 and incorporated by reference herein
4.4	Director Offer Letter with Shaolan Ma, dated June 30, 2025, filed as exhibit 10.1 to the Report on Form 6-K filed on June 30, 2025 and incorporated by reference herein
4.5	Director Offer Letter with Xu Xie, dated July 21, 2025, filed as exhibit 10.1 to the Report on Form 6-K filed on July 23, 2025 and incorporated by reference herein
4.6	Form of Securities Purchase Agreement, filed as exhibit 10.1 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.7	Form of Ordinary Share Purchase Warrant, filed as exhibit 10.2 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.8	Form of Registration Rights Agreement, filed as exhibit 10.3 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.9	U-BX Technology Ltd. 2024 Equity Incentive Plan, filed as exhibit 99.1 to the Report on Form 6-K filed on September 5, 2024 and incorporated by reference herein
4.10	U-BX Technology Ltd. 2025 Equity Incentive Plan, filed as exhibit 99.1 to the Report on Form 6-K filed on July 30, 2025 and incorporated by reference herein
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as exhibit 11.2 to the Report on Form 20-F filed on October 30, 2025 and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a), filed herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a), filed herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
15.1	Consent of HTL International, LLC
15.2	Consent of Wei, Wei & Co., LLP
97.1	Compensation Recovery Policy, filed as exhibit 97.1 to the Report on Form 20-F filed on October 30, 2025 and incorporated by reference herein
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

U-BX Technology Ltd.

By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

Date: October 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
U-BX Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of U-BX Technology Ltd. (the “Company”) and its subsidiaries as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended June 30, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

U-BX Technology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U-BX Technology Ltd. and Subsidiaries (the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two year period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

Flushing, New York

November 17, 2023

U-BX TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Current Assets
Cash	$11,182,783	$4,834,350
Accounts receivable, net	227,044	396,288
Advances to suppliers	3,635,982	2,070,333
Prepayments and other current assets	14,334	9,438,440
Total current assets	15,060,143	16,739,411

Non-current Assets
Long-term investments	81,429	-
Property and equipment, net	4,093	7,499
Intangible assets, net	5,286	5,709
Right-of-use assets	10,525	18,035
Construction in progress	5,805,109	-
Other assets	13,789	23,744
Total non-current assets	5,920,231	54,987

Total Assets	$20,980,374	$16,794,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$389,741	$701,577
Accounts payable	201,369	718,130
Taxes payable	634,584	875,612
Accruals and other liabilities	237,403	152,197
Amounts due to related parties	-	457,772
Operating lease liabilities – current portion	7,550	7,374
Total current liabilities	1,470,647	2,912,662

Non-current Liabilities
Due to related parties – noncurrent	490,662	-
Operating lease liabilities	-	7,584
Deferred tax liabilities	149	154
Total non-current liabilities	490,811	7,738

Total Liabilities	1,961,458	2,920,400

Commitments and contingencies (Note 13)

Shareholders’ Equity
Ordinary shares ($0.0016 par value, 625,000,000 authorized, 20,784,142 and 1,687,500 shares issued and outstanding as of June 30, 2025 and 2024, respectively) *	33,255	2,700
Additional paid-in-capital	22,412,245	14,578,800
Statutory reserves	374,343	570,807
Accumulated deficits	(3,755,560)	(1,233,509)
Accumulated other comprehensive loss	(45,367)	(44,800)

Total shareholders’ equity	19,018,916	13,873,998

Total liabilities and shareholders’ equity	$20,980,374	$16,794,398

*	Giving retroactive effect to the 1-for-16 reverse share split completed on November 27, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2025	2024	2023
Revenues	$29,674,534	$51,600,106	$94,318,710
Cost of revenues	(29,422,847)	(50,905,784)	(92,704,165)
Gross profit	251,687	694,322	1,614,545

Operating expenses:
General and administrative expenses	(3,357,399)	(1,567,217)	(1,460,642)
Total operating expenses	(3,357,399)	(1,567,217)	(1,460,642)

(Loss) income from operations	(3,105,712)	(872,895)	153,903

Other income (expense):
Interest income	220,819	259,056	2,644
Interest expenses	(33,464)	(12,869)	(1,269)
Gain (loss) on deconsolidation of a subsidiary	(45,160)	-	-
Loss from equity investment	(2,386)	-	-
Other income, net	11,373	20,606	88,708
Total other income, net	151,182	266,793	90,083

(Loss) income before income taxes	(2,954,530)	(606,102)	243,986

Income tax expense	236,013	(142,440)	(38,075)

Net (loss) income	$(2,718,517)	$(748,542)	$205,911

Other comprehensive income (loss):
Foreign currency translation gain (loss)	(567)	14,213	(45,764)
Comprehensive (loss) income to shareholders	$(2,719,084)	$(734,329)	160,147

(Loss) income per ordinary share
Basic and diluted	$(0.37)	$(0.48)	$0.16

Weighted average numbers of ordinary shares outstanding
Basic and diluted	7,294,535	1,578,125	1,500,000

*	Giving retroactive effect to the 1-for-16 reverse share split completed on November 27, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	Ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	reserves	deficits	income (loss)	Equity
Balance as of July 1, 2022	1,500,000	2,400	1,041,855	228,173	(348,244)	(13,249)	910,935
Net income	-	-	-		205,911	-	205,911
Appropriation to statutory reserve	-	-	-	71,998	(71,998)	-	-
Foreign currency translation adjustment	-	-	-		-	(45,764)	(45,764)
Balance as of June 30, 2023	1,500,000	$2,400	$1,041,855	$300,171	$(214,331)	$(59,013)	$1,071,082
Issuance of ordinary shares for cash	187,500	300	13,536,945	-	-	-	13,537,245
Net loss	-	-	-		(748,542)	-	(748,542)
Appropriation to statutory reserve	-	-	-	270,636	(270,636)	-	-
Foreign currency translation adjustment	-	-	-	-	-	14,213	14,213
Balance as of June 30, 2024	1,687,500	$2,700	$14,578,800	$570,807	$(1,233,509)	$(44,800)	$13,873,998
Issuance of ordinary shares for cash	18,927,892	30,285	5,619,715	-	-	-	5,650,000
Share based payment	168,750	270	2,213,730	-	-	-	2,214,000
Net loss	-	-	-	-	(2,718,517)	-	(2,718,517)
Appropriation to statutory reserve	-	-	-	62,884	(62,884)	-	-
Reversal of statutory reserves	-	-	-	(259,348)	259,350	-	2
Foreign currency translation adjustment	-	-	-	-	-	(567)	(567)
Balance as of June 30, 2025	20,784,142	33,255	22,412,245	374,343	(3,755,560)	(45,367)	19,018,916

*	Giving retroactive effect to the 1-for-16 reverse share split completed on November 27, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(2,718,517)	$(748,542)	$205,911
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain (loss) on deconsolidation of a subsidiary	45,160	-	-
Loss from equity investment	2,386	-	-
Depreciation and amortization	11,774	7,300	2,001
Amortization of right-of-use assets	7,403	4,350	-
Credit loss (recovery)	(127,716)	128,652	(2,414)
Deferred tax expense	(4)	154	-
Share-based compensation expenses	2,214,000	-	-
Changes in operating assets and liabilities:
Accounts receivable	169,313	(130,142)	(2,546)
Advances to suppliers	(1,568,646)	929,056	16,645,460
Prepayments and other assets	(21,902)	(18,844)	129,495
Other non-current assets	(219,493)	(27,679)	-
Accounts payable	(509,326)	136,431	807,113
Advances from customers	-	(1,807,899)	(18,353,557)
Taxes payable	(218,887)	129,032	39,608
Accruals and other liabilities	85,824	5,432	25,130
Operating lease liability	(7,316)	(7,424)	-
Amounts due to related parties	34,800	46,969	220,640
Net cash used in operating activities	(2,821,147)	(1,353,154)	(283,159)

Cash flows from investing activities
Purchases of property and equipment	(5,782,869)	(12,766)	(2,646)
Loans to third parties	-	(11,657,764)	-
Collection of loans to third parties	9,677,257	2,200,000	-
Payments for equity investment	(83,815)	-	-
Net cash provided by (used in) investing activities	3,810,573	(9,470,530)	(2,646)

Cash flows from financing activities
Proceeds from short-term loans	388,368	981,409	144,061
Repayments on short-term loans	(696,001)	(420,604)	-
Payments of offering costs	-	-	12,873
Issuances of ordinary shares	5,700,000	13,783,523	-
Net cash provided by financing activities	5,392,367	14,344,328	156,934
Effect of foreign exchange rate on cash	(33,360)	19,997	(96,126)
Net increase (decrease) in cash	6,348,433	3,540,641	(224,997)
Cash at the beginning of the year	4,834,350	1,293,709	1,518,706
Cash at the end of the year	$11,182,783	$4,834,350	$1,293,709

Supplemental disclosures of cash flows information:
Interest paid	$22,485	$12,454	$1,269
Income taxes paid	$-	$-	$598

Non-cash investing and financing activities
Gain (loss) on deconsolidation of a subsidiary	$(45,160)	$-	$-
Loss from equity investment	$2,386	$-	$-
ROU assets recognized	$7,403	$22,388	$-

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

In order to raise capital through an initial public offering in the United States, UB-X has undertaken a series of transactions (the “Reorganization”):

On July 14, 2021, U-BX formed its a wholly owned subsidiary, Snailinsur Group Limited (“U-BX HK”) in Hong Kong. On July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Limited (“WFOE Beijing”) in PRC.

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

On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, Lianghua Technology exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. The restructuring was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with Zhejiang JZSC Technology Co., Ltd. (“WFOE Zhejiang”), transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

U-BX together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation has been prepared on the basis of the reorganization having become effective at the beginning of the first period presented in the consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As of June 30, 2025, the Company’s principal subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Hong Kong Snailinsur Group Limited (“U-BX HK”)	July 14, 2021	Hong Kong	100%	Investment holding
Beijing Lianghua Technology Co Ltd (“WFOE Beijing”)	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Ltd. (“U-BX Beijing”)	March 27, 2018	PRC	100%	Provision of services
Rudongyoujia Smart Technology Co., Ltd. (“RDYJ”)	July 27, 2018	PRC	N/A	Liquidated in October 2024
Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”)	July 9, 2020	PRC	100%	Provision of services
Jiangsu Youjiayouche Technology Co., Ltd. (“Jiangsu YJYC”)	June 29, 2020	PRC	N/A	Liquidated in December 2024
Suzhou Lianghua Technology Co., Ltd. (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Ltd. (“U-BX Suzhou”)	December 2, 2022	PRC	100%	Provision of services
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services
Shanghai ZLQX Technology Service Co., Ltd (WFOE Shanghai)	May 7, 2025	PRC	100%	Investment holding
Zhejiang Decision Intelligent Technology Co., Ltd.（JCZN Hangzhou）	May 21, 2025	PRC	100%	Investment holding

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

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies on the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on The consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in The consolidated statements of operations and comprehensive income (loss).

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). No representation is made that the RMB amounts could have been, or could be, converted into $at the rates used in the translation.

The exchange rates as of June 30, 2025 and 2024, and for the years ended June 30, 2025, 2024 and 2023 are as follows:

	As of June 30,			For the years ended June 30,
	2025	2024	2023	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1US$	7.1586	7.1268	7.2258	7.1839	7.1326	6.9415

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and United States.

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

Advances to suppliers, net

Advances to suppliers consist of advances to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property and equipment and construction in progress

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

Property and equipment consist of the following:

	For the years ended June 30,
Category	2025	2024
Office equipment	$4,093	$7,499
Construction in progress	5,805,109	-
Total	$5,809,202	$7,499

Construction in progress represents expenditures related to the ongoing construction of the newly acquired office building during the year ended June 30, 2025. On July 12, 2025, the Company took over the right to use and manage the office building located at No. 669, Cangxing Street, Cangqian Subdistrict, Yuhang District, Hangzhou City, subsequent to the completion of handover formalities with Zhejiang University Innovation and Entrepreneurship Research Institute Co., Ltd. (“ZJU RIE”). Under the relevant tax and property administration requirements pursuant to the agreement, the Company is required to complete the applicable tax payments before obtaining the property ownership certificate. In circumstances where the Company has fulfilled all tax obligations, but the industrial park fails to cooperate in completing the registration process, the Company has the right to request a refund of the payments made or to convert the arrangement into a long-term lease.

Depreciation expenses were $1,564 and $3,080 for the years ended June 30, 2025 and 2024, respectively.

Estimated useful lives for depreciable assets are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office equipment	3 years

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets consist primarily of computer software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Computer software	15 years

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) ASC Section 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, and other current assets, short-term loans, accounts payable, due to related parties, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

Equity method investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary.

The Company’s investment of 34% ownership of Fuzhou Infinite Matrix Technology Co., Ltd was $81,429 and nil as of June 30, 2025 and 2024, respectively, and is accounted for using the equity method.

Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”), which is prevalent lending prime rate, based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. The Company also reviews them whenever events or changes in circumstances indicate that the carrying amount of an operating lease right-of-use asset may no longer be recoverable. There was no impairment for operating lease right-of-use lease assets for the years ended June 30, 2025 and 2024.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

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

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. The Company’s revenue is recorded net of value added taxes (“VAT”).

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

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

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

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value-added benefits contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits include but not limited to auto maintenance service, auto value added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting out-sourced vendors, integrating outsourced services and services provided in house to generate various bundled benefits digital code, and providing technical support for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations.

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

Disaggregation of revenues

The following table summarized disaggregated revenues for the years ended June 30, 2025, 2024 and 2023:

	For the Years Ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Digital promotion services	$25,895,399	88	$37,844,632	73	$72,026,101	77
Risk assessment services	3,412,131	11	8,660,684	17	15,221,261	16
Value-added bundled benefits	367,004	1	5,094,790	10	7,071,348	7
Total	$29,674,534	100	$51,600,106	100	$94,318,710	100

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration, and it has the unconditional right to receive consideration. Contract liabilities are recognized as advance from customers if the Company receives consideration but has not transferred the related goods or services to the customer and included in advance from customers in the Company’s consolidated balance sheets with the balance of nil as of June 30, 2025 and 2024 respectively. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Cost of revenues

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses; outsourcing services paid to suppliers and third-party procurement costs are recognized as incurred.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2025, 2024 and 2023. The Company does not believe that there were any uncertain tax provisions as of June 30, 2025 and 2024. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended June 30, 2025, 2024 and 2023.

Value added tax (“VAT”)

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

Earnings (loss) per ordinary share

The Company computes earnings (loss) per ordinary share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2025 and 2024, there were no dilutive shares.

Warrants

The accounting treatment of warrants issued is determined pursuant to the guidance provided by Debt (“ASC 470”), Distinguishing Liabilities from Equity (“ASC 480”), and Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Share-based compensation

Share based awards granted to employees or nonemployees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such equity awards granted to employees or nonemployees be measured based on the grant date fair value and recognized as compensation expense immediately at grant date if no vesting conditions are required.

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

Concentration and risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $70,000) per bank. As of June 30, 2025, the Company has approximately $2,333,899 of uninsured funds. However, management believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company conducts credit evaluations of its customers prior to delivery of its services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information, and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment, or to make significant down payments.

Major customers

For the year ended June 30, 2025, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 37.9 % of the Company’s total revenues. No customer individually represents greater than 10.0% of total revenues of the Company for the year ended June 30, 2024. For the year ended June 30, 2023, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 12.5% of the Company’s total revenues.

As of June 30, 2025, two customers accounted for 42.2% and 16.5% of the total balance of accounts receivable respectively. As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively.

Major suppliers

For the year ended June 30, 2025, three suppliers accounted for 25.4%, 18.3%, and 11.5% of the Company’s total purchases respectively. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases respectively. For the year ended June 30, 2023, two suppliers accounted for 20.4% and 14.2% of the Company’s total purchases respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of June 30, 2025, two suppliers accounted for 69.4% and 26.0% of the total balance of accounts payable respectively. As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and 18.9% of the total balance of accounts payable respectively. As of June 30, 2025, two suppliers accounted for 76.1% and 23.6% of the total balance of advance to suppliers respectively. As of June 30, 2024, three suppliers accounted for 39.1%, 18.3% and 17.7% of the total balance of advance to suppliers respectively.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 is effective for the Company’s annual reporting period beginning July 1, 2024. The Company adopted this standard for its 2024 annual financial statements and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on the Group’s consolidated financial statements.

The Company operates and manages its business as a single segment and has one operating and reportable segment, providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s Chief Financial Officers (“CFO”) are the chief operating decision-makers. When making decisions about allocating resources and assessing the performance of the Company as a whole, the CFO review operating metrics and consolidated financial statements.

The Company concluded that consolidated net income reported in the consolidated statements of comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CFO refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CFO are those presented in the consolidated statements of comprehensive income. As substantially all of the Group’s long-lived assets are located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of June 30,
	2025	2024
Accounts receivable	$227,051	$398,731
Less: allowance for credit losses	(7)	(2,443)
Accounts receivable, net	$227,044	$396,288

Allowance for credit losses movement is as follows:

	For the years ended,
	2025	2024
Beginning balance	$2,443	-
Provision	-	2,443
Reduction	(2,436)	-
Ending balance	$7	$2,443

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4 — ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	For the years ended,
	2025	2024
Advances to suppliers	$3,635,982	$2,084,014
Less: allowance for doubtful accounts	-	(13,681)
Advances to suppliers, net	$3,635,982	$2,070,333

Allowance for doubtful accounts movement is as follows:

	For the years ended,
	2025	2024
Beginning balance	$13,681	-
Provision	-	13,681
Recovery	(13,681)	-
Ending balance	$-	$13,681

NOTE 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of June 30,
	2025	2024
VAT recoverable	$1,939	$39,161
Prepaid expenses and others current assets	13,209	54,056
Loans to third parties*	-	9,457,764
Subtotal	15,148	9,550,981
Less: allowance for doubtful accounts	(814)	(112,541)
Total	$14,334	$9,438,440

*	During the year ended June 30, 2024, the Company provided loans to some third parties for their working capital needs. These loans have a term of one year and bear interest at 8% per annum. As of June 30, 2025, Elitepro Innovation Limited, who borrowed approximately $5.3 million from the Company, had repaid all principal and $240,576 in interest and Nexustech Services Limited, who borrowed approximately $6.1 million from the Company, had repaid all principal and $236,990 in interest.

Allowance for credit losses movement is as follows:

	For the years ended,
	2025	2024
Beginning balance	$112,541	-
Provision	584	112,541
Reduction	(112,311)	-
Ending balance	$814	$112,541

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 6 — SHORT-TERM LOANS

Bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	As of June 30,
	2025	2024
Loans from financial institutions	$389,741	$701,577

On April 12, 2024, U-BX Suzhou obtained a loan of RMB 3,000,000 ($420,964) from the Bank of Communications, with a loan term from April 12, 2024, to April 12, 2025, at an interest rate of 3.5%. The loan was fully repaid on April 14, 2025.

On December 22, 2023, U-BX Beijing entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of RMB2,000,000 ($280,631) for a term from December 22, 2023 to July 4, 2024 at a fixed annual interest rate of 2.8%. The loan was fully repaid on July 4, 2024. The loan is guaranteed by a third party, Beijing Shouchuang Financing Guarantee Limited. The loan was repaid on July 4, 2024 and subsequently obtained a new loan of RMB 2,790,000 ($391,497) from Industrial and Commercial Bank of China on July 5, 2024, with a loan term from July 5, 2024, to July 4, 2025, at an interest rate of 2.8% ，and the loan was repaid on July 4, 2025.

NOTE 7 — TAXES PAYABLE

Tax payables consisted of the following:

	As of June 30,
	2025	2024
Income tax payable	$633,818	$874,547
Withholding tax payable	231	519
VAT tax payable	535	546
Tax payables	$634,584	$875,612

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2024
Payroll and welfare payable	$31,504	$45,257
Other current liabilities	205,899	106,940
Accrued expenses and other current liabilities	$237,403	$152,197

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 9 — RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of June 30, 2025:

Name of related party	Relationship with the Company
Jian Chen	Founder and shareholder

	As of June 30,
	2025	2024
Amounts due to related parties, current*
Jian Chen	$-	$457,772
Amounts due to related parties, non-current*
Jian Chen	$490,662	-

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was mainly due to foreign exchange rate fluctuation and a payment for operating activities of $38,400.

Significant transactions with related parties were as follows:

	For the Year Ended June 30,
	2025	2024	2023
Transactions with related parties:*
Jian Chen	$2,100,000	-	$-

*	The Company’s Chief Executive Officer and Director, Mr. Jian Chen, participated in the PIPE Offering on the same terms as other investors and purchased 525,000 ordinary shares and 1,575,000 warrants at the offering price. The transaction was negotiated on an arm-length basis and was approved by the Company’s shareholders and Board of Directors. The CEO’s participation has been disclosed as shareholders’ equity in Note 11.

NOTE 10 — TAXATION

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

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate. For the years ended June 30, 2025 and 2024, Jiangsu YJYC, Jiangsu Jingmo, WOFE Beijing, U-BX Suzhou, WOFE Suzhou and JZSC Technology were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 10 — TAXATION (cont.)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the year ended June 30,
	2025	2024	2023
Income tax expense computed at applicable tax rates (25%)	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(50.6)%	(16.0)%	(66.0)%
Non-deductible expenses	(3.9)%	(0.6)%	18.0%
Utilization of tax losses from prior years	23.0%	-
Change of valuation allowance	14.5%	(31.9)%	38.6%
Effective tax rate	8.0%	(23.5)%	15.6%

Significant components of the provision for income taxes are as follows:

	For the years ended June 30,
	2025	2024	2023
Current income tax expense	$(236,009)	$142,286	$38,075
Deferred tax expense	(4)	154	—
Income tax provision	$(236,013)	$142,440	$38,075

Despite the consolidated net loss, current income tax expense is recognized due to taxable income generated by certain subsidiaries.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	As of June 30,
	2025	2024
Deferred tax assets
Net operating loss carryforwards	$343,406	$776,310
Allowance for credit losses	42	6
Less: valuation allowance	(343,448)	(776,316)
Total deferred tax assets	$—	$—

Deferred tax liabilities
Operating lease liabilities	$(377)	$(748)
Right-of-use assets	526	902
Total deferred tax liabilities	$149	$154

As of June 30, 2025, the Company has net operating loss carryforwards of nil in the PRC that expires in 2025. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the years ended June 30, 2025 and 2024, the change in valuation allowance amounted to a decrease of $432,904 and an increase of $201,476, respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — SHAREHOLDERS’ EQUITY

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

On April 1, 2024, the Company closed its initial public offering (“IPO”) of 2,000,000 ordinary shares, priced at $5.00 per share, and received the cash consideration of $8,783,700, after deducting underwriting discounts and expenses. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-262412, “Form F-1”), originally filed with the SEC on January 28, 2022 (as amended) (the “Registration Statement”). The Form F-1 was declared effective by the SEC on March 25, 2024, and commenced trading under the ticker symbol “UBXG.”

On September 18, 2024, the Company adopted the 2024 Equity Incentive Plan (the “ESOP”), and the number of ordinary shares of US$0.0001 each of the Company (the “Shares”) authorized and deliverable under the ESOP was 2,700,000. The ESOP provided for the grant of awards to eligible employees, consultants and advisors. It granted a total of 2,700,000 Shares with $0.82 per share which can be vested immediately.

On October 24, 2024, the Company held its annual meeting of shareholders (the “Annual Meeting”), and the shareholders passed a special resolution to affect a one-for-sixteen reverse share split, and the reverse share split came to be completed on November 27, 2024.

On November 28, 2024, the Company entered into a Securities Purchase Agreement with several non-U.S. investors for a private placement (the “PIPE Offering”) of 1,425,000 ordinary shares and warrants to purchase an aggregate of 4,275,000 ordinary shares at a combined purchase price of US$ 4.00 per ordinary share and three accompanying warrants, for total gross proceeds of US$ 5.7 million. Net proceeds from the offering are intended to be used for administrative expenses, talent acquisition and working capital purposes.

Each Warrant is immediately exercisable and expires five years from the date of issuance. The initial exercise price of each Warrant was US$ 4.00 per share and was subject to a reset mechanism seven calendar days after closing to 20% of the Nasdaq Minimum Price of the Company’s ordinary share on the date of the Securities Purchase Agreement, with a corresponding adjustment to the number of warrant shares issuable such that the aggregate exercise price remained constant. The Warrants also contain customary anti-dilution adjustments for share dividends, splits, combinations and similar events, and may be exercised for cash or on a cashless basis under specified conditions.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — SHAREHOLDERS’ EQUITY (cont.)

The Company’s Chief Executive Officer and Director, Mr. Jian Chen, participated in the PIPE Offering on the same terms as other investors and purchased 525,000 ordinary shares and 1,575,000 warrants at the offering price. The transaction was negotiated on an arm’s-length basis and was approved by the Company’s shareholders and Board of Directors. The CEO’s participation has been disclosed as a related party transaction in Note 9.

This Warrant can be exercised and issue 17,398,535 new Ordinary Shares, in whole or in part, at such time by means of a “cashless exercise”.

During March 25, 2025 and April 9, 2025, the Company exercised all of the warrants under the above PIPE transaction and issued 17,398,535 new Ordinary Shares.

As a result, the Company had 20,784,142 and 1,687,500 shares issued and outstanding as of June 30, 2025 and 2024.

The PIPE Offering closed on November 28, 2024. The Company accounted for the proceeds from the offering by allocating the total consideration between the ordinary shares and warrants based on their relative fair values on the date of issuance in accordance with ASC 480 and ASC 505. No gain or loss was recognized upon issuance of the warrants.

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of June 30, 2025 and 2024, the Company’s PRC entities collectively attributed $374,343and $570,807 retained earnings to their statutory reserves, respectively. In 2025, the company dissolved two subsidiaries, and correspondingly, the statutory reserves of the two subsidiaries were reversed, as of $169,512 and $89,836, respectively. As a result, the statutory reserves of the parent company were reversed contemporaneously.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of June 30, 2025 and 2024, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $ 548,657 and $187,696, respectively.

NOTE 12 — LEASES

Operating Leases

On November 30, 2023, the Company entered into an operating lease for an office. The lease term was from November 30, 2023 to November 29, 2026. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet.

The lease agreement does not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	As of June 30,
	2025	2024

Operating lease right-of-use assets	$10,525	$18,035
Operating lease liabilities – current	7,550	7,374
Operating lease liabilities – noncurrent	-	7,584
Total operating lease liabilities	$7,550	$14,958

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of June 30,
	2025	2024
Weighted-average remaining lease term (years)	1.42	2.42
Weighted-average discount rate	2.80%	2.80%

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12— LEASES (cont.)

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

Year ending June 30,	Amount

2026	7,550
Thereafter	—
Total lease payments	7,656
Less: imputed interest	(106)
Total lease liabilities	$7,550

NOTE 13 — COMMITMENTS AND CONTINGENCIES

a) Commitments

As of June 30, 2025 and 2024, the Company did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

From time to time, the Company is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of June 30, 2025 and 2024, the Company was not involved in any legal or administrative proceedings.

NOTE 14 — GAIN (LOSS) ON DECONSOLIDATION

In response to heightened customer risk-management requirements in certain provinces, the Company realigned its cooperative structure to utilize entities registered in prefecture-level cities. RDYJ and Jiangsu YJYC - legacy county-level entities - were phased out during the current year with de minimis revenue contribution. Determining they were no longer needed to support customer onboarding, management approved their legal dissolution, completed in October 2024.

Upon dissolution, the entities’ remaining assets and liabilities were settled or released. The total carrying amounts of the net assets derecognized were approximately $-5,604 and $50,764 for RDYJ and YJYC respectively. The Company retained no ownership of interest or continuing involvement, and the transactions were not with related parties. The resulting differences were recognized in earnings as gain (loss) on deconsolidation.

Management evaluated ASC 205-20 and concluded that the deconsolidation does not constitute discontinued operations. The disposals do not represent a strategic shift that has or will have a major effect on the Company’s operations and financial results; rather, they reflect an administrative realignment of legal registrations, with current-year activity substantially wound down and revenue contribution de minimis. Accordingly, the results are presented within continuing operations.

The following table summarizes the gain (loss) on deconsolidation recognized by the Company:

	For the years ended June 30,
	2025	2024	2023
Gain on deconsolidation of RDYJ	$5,604	$-	$-
(Loss) on deconsolidation of Jiangsu YJYC	(50,764)	-	-
Total Gain (loss) on deconsolidation	$(45,160)	$-	$-

NOTE 15 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 24, 2025, the date these financial statements were available for issuance.

On July 23, 2025, for the same reasons disclosed in Footnote 14, the Company completed the tax deregistration of its subsidiary Jiangsu Jingmo and obtained the related Tax Clearance Certificate; the industrial and commercial deregistration was also completed. As a result, net assets of approximately $63,280 were derecognized, and the resulting gain or loss will be recognized in the consolidated statements of operations and comprehensive loss for the year ending June 30, 2026.

On July 29, 2025, the Company adopted the 2025 Equity Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours.

The maximum aggregate number of Ordinary Shares that may be issued pursuant to the 2025 Plan was 9,500,000. As of August 4, 2025, all 9,500,000 Ordinary Shares available under the 2025 Plan have been issued to the respective Participants upon vesting or exercise, as applicable.

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

SCHEDULE I- FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

The following represents the financial information of the parent company:

SCHEDULE I- BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Cash	$6,635,163	$3,566,438
Due from intercompany	12,069,820	409,820
Other receivables	-	9,395,453
Investment in subsidiaries	354,260	555,114
Total Assets	$19,059,243	$13,926,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$40,327	$52,827
Total Current Liabilities	40,327	52,827

Shareholders’ Equity
Ordinary shares ($0.0016 par value, 625,000,000 authorized, 20,784,142 and 1,687,500 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	33,255	2,700
Additional paid-in capital	22,412,245	14,578,800
Accumulated deficits	(3,426,584)	(707,502)
Total shareholders’ equity	19,018,916	13,873,998
Total liabilities and shareholders’ equity	$19,059,243	$13,926,825

*	Giving retroactive effect to the 1-for-16 reverse share split completed on November 27, 2024.

SCHEDULE I- STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2025	2024	2023
Operating expenses:
General and administrative expenses	(523,720)	(722,872)	(362,880)
Equity (loss) income in subsidiaries	(2,194,797)	(25,670)	568,791
Net (loss) income	(2,718,517)	(748,542)	205,911
Comprehensive (loss) income	$(2,718,517)	$(748,542)	205,911

U-BX TECHNOLOGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

SCHEDULE I- STATEMENTS OF CASH FLOWS

	For the years Ended June 30,
	2025	2024	2023
Net cash (used in) operating activities	$(12,308,531)	$(769,797)	$(141,836)
Net cash provided by (used in) investing activities	9,677,256	(9,457,764)	—
Net cash provided by (used in) financing activities	5,700,000	13,783,523	(46,704)
Net increase (decrease) in cash	3,068,725	3,555,962	(188,540)
Cash at the beginning of the year	3,566,438	10,476	199,016
Cash at the end of the year	$6,635,163	$3,566,438	$10,476

1. BASIS FOR PREPARATION

The financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Parent Company used the equity method to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Parent Company, and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements.

2. INVESTMENT IN SUBSIDIARIES

The Parent Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purposes of the Parent Company’s stand-alone financial statements, its investments in its subsidiaries are reported using the equity method of accounting. The Parent Company’s share of income and losses of its subsidiaries are reported as shares of income (loss) of its subsidiaries in the financial information to the Parent Company.