Form 20-F
period 2026-06-30
MindForge Inc.
filed 2026-10-26
CIK 1888525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-41987

MindForge Inc.

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

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.04 per share	MF	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,331,681 Class A ordinary shares and 306,383 Class B ordinary shares issued and outstanding as of June 30, 2026.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, for the purposes of this annual report only;

●	“Class A ordinary shares” means the Class A ordinary shares of a par value of $0.04 each;

●	“Class B ordinary shares” means the Class B ordinary shares of a par value of $0.04 each

●	“Fourth Amended and Restated Memorandum of Association” is the fourth amended and restated memorandum of association and articles of association of the Company.

●	“Jiangsu Jingmo” is to Jiangsu Jingmo Technology Co., Ltd., a PRC company and a wholly owned subsidiary of MF Beijing;

●	“Jiangsu YJYC” is to Jiangsu YJYC Technology Co., Ltd., a PRC company and a wholly owned subsidiary of MF Beijing;

●	“JZSC Technology” is to Zhejiang JZSC Technology Co., Ltd., a PRC company that is wholly owned by WFOE Zhejiang;

●	“JZYH Technology” is to Hangzhou JZYH Technology Co., Ltd., a PRC company that is wholly owned by WFOE Zhejiang;

●	“JCZN Hangzhou” is to Zhejiang Decision Intelligent Technology Co., Ltd., a PRC company that is wholly owned by WFOE Shanghai;

●	“MF” is to MindForge Inc., a Cayman Islands exempted company limited by shares;

●	“MF Beijing” is to Youjiayoubao (Beijing) Technology Co., Limited (also known as Youjiayoubao Technology Co., Ltd. in China), a PRC company that is wholly owned by WFOE Zhejiang;

●	“MF HK” is to MF Group Limited, a Hong Kong limited company, which is a wholly-owned subsidiary of MF;

●	“MF Suzhou” is to Suzhou Youjiayoubao Technology Co., Limited, a PRC company that is wholly owned by WFOE Beijing Suzhou;

●	“Ordinary Shares” refer to the Class A ordinary shares and Class B ordinary shares of the Company, par value $0.04 per share;

●	“PRC Operating Entities” is to MF Suzhou, MF Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, JCZN Hangzhou, and JZSC Technology;

●	“PRC subsidiaries” is to MF Suzhou, MF Beijing, RDYJ, Jiangsu Jingmo, Jiangsu YJYC, JZSC Technology, JCZN Hangzhou and the WFOEs;

●	“RDYJ” is to Rudongyoujia Smart Technology Co., Ltd., a PRC company and a wholly owned subsidiary of MF Beijing;

●	“MF” is to MindForge Inc., a Cayman Islands exempted company limited by shares;

●	“WFOE Beijing” is to Beijing Lianghua Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of MF HK;

●	“WFOE Suzhou” is to Suzhou Lianghua Digital Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly-owned subsidiary of MF HK;

●	“WFOE Zhejiang” is to Zhejiang JZSC Enterprise Management Co., Ltd., a PRC company that is wholly owned by MF HK;

●	“WFOE Shanghai” is to Shanghai ZLQX Technology Service Co., Ltd, a PRC company that is wholly owned by MF HK;

●	“WFOEs” are to WFOE Beijing, WFOE Suzhou, WFOE Shanghai and WFOE Zhejiang, collectively; and

●	“we,” “us,” “our Company,” “the Company,” or “our” are to MF and all its subsidiaries.

MF was incorporated on June 30, 2021 in the Cayman Islands under the name U-BX Technology Ltd. The change of the name from U-BX Technology Ltd. to MindForge Inc. was approved at the annual general shareholders meeting on November 4, 2025 and implemented on July 10, 2026 through the directors’ approval, which became effective on July 15, 2026. MF does not have material operations of its own. We conduct business through the PRC Operating Entities, using Chinese Yuan (“RMB”). The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

The exchange rates as of June 30, 2026, 2025 and 2024 for the years then ended are as follows:

	As of June 30,		For the years ended June 30,
	2026	2025	2026	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1US$*	6.8109	7.1586	7.0034	7.1839	7.1326

*	The exchange rates disclosed herein are derived from the official data published by the People’s Bank of China (PBOC). Period-end rates reflect the central parity rates on the respective balance sheet dates, while average rates represent the arithmetic mean of daily central parity rates over the reporting periods.

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

Item 3. Key Information

Overview

MF was incorporated on June 30, 2021 in the Cayman Islands under the name U-BX Technology Ltd. The change of the name from U-BX Technology Ltd. to MindForge Inc. was approved at the annual general shareholders meeting on November 4, 2025 and implemented on July 10, 2026 through the directors’ approval, which became effective on July 15, 2026. MF does not have material operations of its own. We conduct business through the PRC Operating Entities. Since MF Beijing’s establishment in 2018, the PRC Operating Entities have focused on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers. All of our revenue was and will continue to be derived from mainland China, and none of our revenue was derived from Hong Kong or Macau.

Our PRC Operating Entities’ business primarily consists of providing the following four services/products: i) digital promotion services, ii) risk assessment services, iii) value-added bundled benefits, and iv) sales of goods and other services. The PRC Operating Entities help their institutional clients obtain visibility on various social media platforms and generate its revenue based on consumers’ clicks, views or its clients’ promotion time through those channels. MF Beijing also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing the proprietary algorithmic model, our PRC Operating Entities are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, our PRC Operating Entities are able to generate revenue based on the number of assessment reports provided to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, our PRC Operating Entities sell bundled benefits, including car wash, maintenance plans or parking notifications, to these carriers, which they may then pass onto their customers for either low or no cost.

In addition to servicing institutional customers, our PRC Operating Entities provide up-to-date insurance-related information to individual consumers through its mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image with the general public.

As of June 30, 2026 and the date of this annual report, our PRC Operating Entities’ client base consists of more than 300 city-level property and auto insurance carriers nationwide using its products and services to conduct business on a daily basis. Some of its clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our PRC Operating Entities’ business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operation. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels our PRC Operating Entities offers.

Corporate History and Structure

The following diagram illustrates the corporate structure of MindForge Inc. and its subsidiaries as of the date of this annual report.

MF was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. MF is authorized to issue 6,050,000,000 Class A ordinary shares of par value USD 0.04 each and 200,000,000 Class B ordinary shares of par value USD 0.04 each. As of the date of this annual report, there are 6,061,683 Class A ordinary shares and 306,383 Class B ordinary shares issued and outstanding. MF’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

MF HK was incorporated on July 14, 2021 under the laws of Hong Kong. MF HK is a Hong Kong limited company and a wholly-owned subsidiary of MF. MF HK is a holding company and does not have any operations.

WFOE Beijing was incorporated on July 23, 2021 under the laws of the People’s Republic of China. WFOE Beijing is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of MF HK. WFOE Beijing does not have any operations.

WFOE Suzhou was incorporated on November 28, 2022 under the laws of the People’s Republic of China. WFOE Suzhou is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of MF HK. WFOE Suzhou is a holding company and does not have any operations.

WFOE Zhejiang was incorporated on July 10, 2023 under the laws of the People’s Republic of China. WFOE Zhejiang is a limited liability company, and a wholly owned subsidiary of MF HK. WFOE Zhejiang is a holding company and has never had any assets or operations.

WFOE Shanghai was incorporated on May 7, 2025 under the laws of the People’s Republic of China. WFOE Shanghai is a limited liability company, and a wholly owned subsidiary of MF HK. WFOE Shanghai is a holding company and has never had any assets or operations.

MF Beijing was incorporated on March 27, 2018 under the laws of the People’s Republic of China. MF Beijing is a limited liability company. WFOE Beijing, MF Beijing and the then shareholders of MF Beijing entered into a series of contractual agreements, including the Equity Pledge Agreement, Exclusive Call Option Agreement, Shareholders’ Voting Rights Proxy Agreement, Business Cooperation Agreement and Consultation and Services Agreement (the “VIE Agreements”). The VIE Agreements established the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of MF Beijing, MF Beijing issued 2.99% equity interest in MF Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements dated August 16, 2021 with certain shareholders of MF Beijing and entered into equity transfer agreements with all the shareholders of MF Beijing to purchase all the equity interest in MF Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with MF Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into termination agreements with each shareholder of MF Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, MF Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of MF Beijing to WFOE Zhejiang.

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China and was dissolved on July 23, 2025.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China and was dissolved on December 19, 2024.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China and was dissolved on October 28, 2024.

Jiangsu YCHB was incorporated on August 21, 2020 under the laws of the People’s Republic of China and was dissolved on March 1, 2022. Jiangsu YCHB was a limited liability company and a wholly-owned subsidiary of MF Beijing. Jiangsu YCHB has never had any assets or operation.

MF Suzhou was incorporated on December 2, 2022 under the laws of the People’s Republic of China. MF Suzhou is a limited liability company, and a wholly owned subsidiary of WFOE Suzhou.

JZSC Technology was incorporated on November 6, 2023 under the laws of the People’s Republic of China. JZSC Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

JCZN Hangzhou was incorporated on May 21, 2025 under the laws of the People’s Republic of China. JCZN Hangzhou is a limited liability company, and a wholly owned subsidiary of WFOE Shanghai.

JZYH Technology was incorporated on February 25, 2026 under the laws of the People’s Republic of China. JZYH Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

The Restructuring

Prior to the restructure completed in March 2022, WFOE Beijing entered into a series of VIE Agreements with MF Beijing and the shareholders of MF Beijing, which established the VIE structure. The VIE structure was used to provide investors with exposure to foreign investment in China-base companies where Chinese law prohibits direct foreign investments in certain industries.

As a result of the VIE Agreements, WFOE Beijing was regarded as the primary beneficiary of MF Beijing, and we treated MF Beijing and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of MF Beijing and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2022, the MF HK, the parent company of WFOE Beijing, decided to dissolve the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of MF Beijing, MF Beijing issued 2.99% equity interest in MF Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of MF Beijing and entered into equity transfer agreements with all the shareholders of MF Beijing to purchase all the equity interest in MF Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with MF Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into each shareholder of MF Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, MF Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure is dissolved. The VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of MF Beijing to WFOE Zhejiang.

The 2024 Reverse Share Split

The Company completed a reverse share split of its then issued and outstanding ordinary shares, as well as the number of authorized ordinary shares, at a ratio of one-for-sixteen (1-for-16) (the “2024 Reverse Share Split”) on November 27, 2024. The 2024 Reverse Share Split was approved by the shareholders at the annual meeting of shareholders held on October 24, 2024 and by the Board on November 2, 2024. During the same annual meeting, the shareholders also approve an increase of the Company’s share capital. As a result, the Company’s authorized share capital was US$1,000,000 divided into 625,000,000 ordinary shares of par value of US$0.0016 each. The First Reverse Share Split was implemented to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq.

The Share Capital Increase and Dual Class Structure

On November 4, 2025, the Company held its annual general meeting of shareholders, pursuant to which a share capital increase of the Company’s then issued and outstanding ordinary shares, as well as the adoption of a dual class structure, were approved by the Company’s shareholders. As a result, the Company’s authorized share capital was increased from USD 1,000,000.00 divided into 625,000,000 ordinary shares of par value USD 0.0016 each to USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each by the creation of additional 155,625,000,000 ordinary shares of par value USD 0.0016 each.

Subsequently, all of the issued and outstanding ordinary shares of the Company were redesignated into (i) Class A ordinary shares of USD 0.0016 par value each, each having identical rights as the existing ordinary shares with one (1) vote per share on a one for one basis; (ii) 5,000,000,000 authorized but unissued ordinary shares were redesignated into 5,000,000,000 Class B ordinary shares of par value USD 0.0016 each, each having 20 votes per share on a one for one basis; and (iii) the remaining authorized but unissued ordinary shares were redesignated into Class A ordinary shares of par value USD0.0016 on a one for one basis, (i-iii above are collectively referred to as the “Variation of Share Capital”). As a result, immediately following the Variation of Share Capital, the authorized share capital of the Company was changed from USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each, to USD 250,000,000.00 divided into 151,250,000,000 Class A ordinary shares of par value USD 0.0016 each and 5,000,000,000 Class B ordinary shares of par value USD 0.0016 each.

The 2026 Reverse Share Split

The Company completed another reverse share split of its then issued and outstanding Class A ordinary shares and Class B ordinary shares, as well as the number of authorized ordinary shares, at a ratio of one-for-twenty-five (1-for-25) (the “2026 Reverse Share Split”) on May 22, 2026. The 2026 Reverse Share Split was approved by the shareholders at the annual general meeting of shareholders held on November 4, 2025 and by the Board on May 12, 2026. As a result of the 2026 Reverse Share Split, every twenty five (25) issued and outstanding Class A ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) Class A ordinary share, par value $0.04 per share, and every twenty five (25) issued and outstanding Class B ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) Class A ordinary share, par value $0.04 per share. The 2026 Reverse Share Split reduced the number of outstanding Class B ordinary shares of the Company from approximately 38 million to approximately 1.5 million. The par value of the Ordinary Shares was increased in proportion to the ratio of the 2026 Reverse Share Split to $0.04 per share and the number of authorized Ordinary Shares was reduced in proportion to the ratio of the 2026 Reverse Share Split to 6,050,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this annual report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the 2026 Reverse Share Split. As of the date of this annual report, there are 6,061,683 Class A ordinary shares and 306,383 Class B ordinary shares issued and outstanding.

Holding Company Structure

MF is a holding company with no material operations of its own. We currently conduct our operations primarily through the PRC Operating Entities. Investors will not and may never directly hold equity interests in the PRC Operating Entities. After the dissolution of the VIE structure, MF now controls and receives the economic benefits of MF Beijing, MF Suzhou, JZSC Technology, JCZN Hangzhou, and MF Beijing’s subsidiaries’ business operations, if any, through equity ownership.

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

MF is permitted under the laws of the Cayman Islands to provide funding to MF HK through loans or capital contributions without restrictions on the amount of the funds. MF HK is permitted under the respective laws of Hong Kong to provide funding to WFOE Beijing, WFOE Shanghai, WFOE Suzhou and WFOE Zhejiang (the “WFOEs”) through capital investment without restrictions on the amount of the funds. There are no restrictions on dividend payments from Hong Kong to the Cayman Islands.

To transfer cash from MF HK to the WFOEs, MF HK can increase its registered capital in the WFOEs, which requires a filing with the local commerce department, or through a shareholder loan, which requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To make loans to MF HK, the WFOEs or the PRC Operating Entities, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the State Administration of Foreign Exchange in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE Zhejiang and MF Beijing jointly apply for, or when WFOE Suzhou and MF Suzhou jointly apply for, or when WFOE Shanghai and JCZN Hangzhou jointly apply for, or when WFOE Zhejiang and JZSC Technology jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times of the net assets in the consolidated financial statement, and Our PRC Operating Entities shall make a commitment to refrain from borrowing foreign debt in their own respective names.

MF may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If MF’s subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to MF.

As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the WFOEs are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to MF HK as a dividend. We note the following:

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

As of the date of this annual report, MF and its subsidiaries have not distributed any earnings or settled any amounts owed under the previous VIE Agreements, nor does MF and its subsidiaries have any plan to distribute earnings or settle amounts in the foreseeable future. During the fiscal year ended June 30, 2026, MF did not make any transfers to its subsidiaries. During the fiscal year ended June 30, 2025, MF transferred a total of $11,150,000 to MF HK, of which MF HK transferred $8,000,000 to WFOEs. During the fiscal year ended June 30, 2024, MF transferred a total of $2,410,000 to MF HK, of which MF HK transferred $2,400,000 to WFOE Zhejiang. During the fiscal years ended June 30, 2026, 2025, and 2024, there have been no dividends or distributions between the holding company, its subsidiaries or to investors.

As of the date of this annual report, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

	Transfer	Transfer	Amount
No.	From	To	($)	Date	Purpose
1	MF	MF HK	40	3-Aug-21	Transfer to test if the recipient’s bank account works normally
2	MF	MF HK	1,000	5-Aug-21	Transfer to test if the recipient’s bank account works normally
3	MF HK	WFOE Beijing	500	6-Aug-21	Transfer to test if the recipient’s bank account works normally
4	MF	MF HK	2,000	26-Oct-22	Transfer to test if the recipient’s bank account works normally
5	MF	MF HK	3,000	21-Dec-22	Transfer to test if the recipient’s bank account works normally
6	MF	MF HK	3,780	10-Mar-23	Transfer to test if the recipient’s bank account works normally
7	MF	MF HK	200,000	8-Apr-24	Internal transfer
8	MF HK	WFOE Beijing	200,000	8-Apr-24	Capital investment
9	MF	MF HK	200,000	5-Jun-24	Internal transfer
10	MF HK	WFOE Zhejiang	200,000	5-Jun-24	Capital investment
11	MF	MF HK	10,000	9-Jul-24	Internal transfer
12	MF	MF HK	2,000,000	19-Sep-24	Internal transfer
13	MF HK	WFOE Zhejiang	1,000,000	20-Sep-24	Capital investment
14	MF HK	WFOE Zhejiang	1,000,000	23-Sep-24	Capital investment
15	MF	MF HK	800,000	13-Feb-25	Internal transfer
16	MF	MF HK	700,000	13-Feb-25	Internal transfer
17	MF HK	WFOE Suzhou	1,000,000	20-Feb-25	Capital investment
18	MF	MF HK	1,500,000	21-May-25	Internal transfer
19	MF	MF HK	1,500,000	22-May-25	Internal transfer
20	MF	MF HK	1,800,000	30-May-25	Internal transfer
21	MF	MF HK	1,500,000	10-Jun-25	Internal transfer
22	MF	MF HK	1,850,000	11-Jun-25	Internal transfer
23	MF HK	WFOE Shanghai	6,000,000	12-Jun-25	Capital investment
24	MF HK	WFOE Shanghai	1,000,000	13-Jun-25	Capital investment

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

Holding Foreign Companies Accountable Act (the “HFCA ACT”)

Our Class A ordinary shares may be prohibited from trading on a national exchange under the HFCA ACT if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the U.S. Securities and Exchange Commission (“SEC”) adopted final amendments to its rules implementing the HFCA ACT. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCA ACT. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCA ACT. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCA ACT, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our auditor, HTL International, LLC, is an independent registered public accounting firm that issued the audit report for the fiscal year ended June 30, 2026, 2025, and 2024, respectively, included in this annual report. HTL International, LLC, headquartered in Houston, Texas, is also an independent registered public accounting firm with the PCAOB, subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is subject to inspection by the PCAOB on a regular basis, and therefore we believe that HTL is not subject to the PCAOB determinations announced by the PCAOB on December 16, 2021 as of the date of this annual report. However, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. If our Class A ordinary shares are prohibited from being traded on a national securities exchange or over-the counter under the HFCA Act under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, which has a presence in China, at such future time, Nasdaq may determine to delist our Class A ordinary shares. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Our Class A ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” in this annual report.

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

We believe the CSRC’s approval is not required under the M&A Rules for the offering and trading of our Class A ordinary shares on Nasdaq in the context of follow-on offerings, given that: (i) our PRC subsidiaries were incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for any follow-on offerings, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, there remain some uncertainties as to how the rules will be interpreted or implemented in the context of an overseas offering and the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for any follow-on offerings.

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

We do not expect to be subject to the cybersecurity review by the CAC for any follow-on offerings, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information of users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with our PRC Operating Entities’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for the PRC Operating Entities’ operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

3.D. Risk Factors

Risk Factor Summary

Risks Related to Our Corporate Structure

●	Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law of China.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

Risks Related to Doing Business in China

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges and the value of our Class A ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

●	MF is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company’s expenses or pay dividends to holders of our Class A ordinary shares. Dividends paid by the WFOE to HK are subject to the 10% withholding tax.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management based on foreign laws.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

●	Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

●	Our Class A ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	Our contractual arrangements were governed by PRC law. We also have contract engagements that are currently governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

Risks Related to Our Business and Industry

●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

●	Our revenues and future growth depend on the development of automotive industry in the PRC, the outlook for which is subject to numerous uncertainties, including China’s policies, laws, and regulations.

●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

●	If we are unable to retain and attract customers, or if we lose our existing customer base due to our inability to gain market acceptance for our services, our business and results of operations may be materially and negatively affected.

●	Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

●	We may face disruption to our technology systems and resulting interruptions in the availability of our services.

●	We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

●	A small number of customers account for a large portion of our revenues. If we are unable to maintain the relationship with these major clients or engage with more clients, our business may be materially and adversely affected.

●	Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

●	We have entered into a project cooperation agreement, which is in substance a real estate purchase arrangement for a property in Hangzhou, and paid the full consideration, but have not obtained the real estate ownership certificate.

Risks Related to Our Class A ordinary shares

●	The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	You may experience dilution of your holdings due to inability to participate in rights offerings.

●	We are an emerging growth company within the meaning of the of 1933, as amended (the “Securities Act”) and may take advantage of certain reduced reporting requirements.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Class A ordinary shares.

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

As an offshore holding company of our PRC subsidiary, MF may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

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

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Class A ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

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

MF is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.

MF is a holding company and conduct substantially all of our business through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Because our business is conducted in RMB and the price of our Class A ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares in U.S. dollars.

To the extent that we need to convert U.S. dollars we receive from any follow-on offerings into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our Class A ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

We do not expect to be subject to the cybersecurity review by the CAC for any follow-on offerings, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the PRC Operating Entities. Neither the Company nor the PRC Operating Entities are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. Our PRC subsidiaries currently have obtained all permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Furthermore, as Article 177 is a recently promulgated provision and, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the US. See also “— Risks Related to Our Class A ordinary shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that MF is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A ordinary shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of MF would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

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

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires MF and its subsidiaries, including the PRC Operating Entities, to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for any follow-on offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any follow-on offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any follow-on offerings before the settlement and delivery of the Class A ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

We believe that neither MF, nor any of its subsidiaries, including the PRC Operating Entities are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission either as of the date of this annual report. However, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

It should be noted however, that there is uncertainty in relying on such advice of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated. We cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares.

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

Our Class A ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our auditor, HTL International, LLC, is an independent registered public accounting firm that issued the audit report for the fiscal year ended June 30, 2026, 2025, and 2024, respectively, included in this annual report, and is currently subject to PCAOB inspections and the PCAOB is thus able to inspect HTL International, LLC. HTL International, LLC is headquartered in Houston, Texas, and subject to inspection by the PCAOB.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, according to Article 177 of the PRC Securities Law, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this annual report, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, because our auditor conducted their work with the collaboration of its China-based office, Article 177 of the PRC Securities Law may in the future prohibit the audit paper of our financial statements be fully inspected by the PCAOB without the approval of the PRC authorities. Our Class A ordinary shares could be delisted and prohibited from being traded on the Nasdaq Capital Market or any other U.S. stock market under the HFCA Act if it is determined in the future that our auditor, which has a presence in China, is unable to be fully inspected or investigated by the PCAOB. Article 177 is a recently promulgated provision and, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

If trading in our Class A ordinary shares is prohibited under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A ordinary shares. If our Class A ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares.

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

We have incurred net losses and negative cash flows from operating activities for the fiscal years ended June 30, 2026 and 2025 and 2024, and we may not be able to achieve or maintain profitability or positive cash flow in the future.

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

The brand recognition and reputation of our “MF” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial  reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A ordinary shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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

No customer that accounts for more than 10% of total revenues for the year ended June 30, 2024. For the year ended June 30, 2025, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 37.9% of the Company’s total revenues. For the year ended June 30, 2026, we have one customer that accounted for more than 10% of our total revenues, and such customer accounted for 69.7% of the Company’s total revenues. If any of these customers choose to terminate their cooperation relationship with us, we will lose a substantial part of our revenue and will have to seek a different partner to make up for the loss. Therefore, it could be materially temporary or permanently impact our business if for any reason we had to end the business relationship with any one of our current clients. We are planning to develop our client base in the coming years and engage with new companies similar to our existing customers to develop our business.

We rely on a limited number of suppliers. If we are unable to maintain the relationship with these suppliers or engage more suppliers, our business may be materially and adversely affected.

We rely on a limited number of suppliers. Reliance on these suppliers presents significant risks to us, including but not limited to potential failure to obtain traffic for the digital promotion services and failure by us to find alternative suppliers. For the year ended June 30, 2026, two suppliers accounted for 68.7% and 14.6% of the Company’s total purchases respectively. For the year ended June 30, 2025, three suppliers accounted for 25.4%, 18.3%, and 11.5% of the Company’s total purchases respectively. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases respectively. As of June 30, 2026, one supplier accounted for 100.0% of the total balance of accounts payable. As of June 30, 2025, two suppliers accounted for 69.4% and 26.0% of the total balance of accounts payable respectively.

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

Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. In addition, in the case of acquisitions or new business initiatives, our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business.

Strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;

●	unforeseen or hidden liabilities;

●	the diversion of resources from our existing businesses and technologies;

●	implementation or remediation of controls, procedures and policies at the acquired company;

●	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and

●	potential loss of, or harm to, relationships with employees and platform users as a result of the integration of new businesses or investment.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

We have entered into a project cooperation agreement, which is in substance a real estate purchase arrangement for a property in Hangzhou, and paid the full consideration, but have not obtained the real estate ownership certificate.

We entered into a project cooperation agreement with the counterparty in connection with a property located in Hangzhou. While the agreement is structured as a project cooperation arrangement, it is in substance a real estate purchase arrangement. We have paid the full consideration under such agreement and currently occupy and use the property. Under the terms of the project cooperation agreement, the counterparty is contractually obligated to cooperate with us to execute the formal real estate transfer agreement and assist with title registration once applicable tax-related prerequisites are satisfied. There is no mandatory statutory deadline requiring us to complete such tax procedures, and we retain discretion over the timing to satisfy these tax prerequisites and trigger the execution of the real estate transfer agreement.

Absent a valid real estate ownership certificate, our registered legal title to the property has not been perfected. Although we hold contractual rights under the project cooperation agreement and the counterparty has contractual obligations to assist with the transfer, such contractual rights may still be subject to dispute, and there can be no assurance that the counterparty will perform its obligations in a timely manner. Should the counterparty fail to perform, we may need to pursue remedies under the agreement, which could be time-consuming and costly. Until we complete the tax prerequisites, execute the real estate transfer agreement and obtain the ownership certificate, we cannot legally mortgage, pledge, transfer or dispose of the property. While we do not currently intend to transfer or collateralize this asset, any unexpected requirement to dispose of or finance against the property would be delayed until the real estate transfer and titling registration are completed. There can be no assurance that the tax procedures, real estate transfer documentation and registration process will be completed without additional cost or delay once we elect to proceed. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Class A ordinary shares

The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in our share price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition to the risks addressed above in “— The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors,” our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A ordinary shares and understand the value thereof.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Our Fourth Amended and Restated Memorandum of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the Class A ordinary shares.

Our Fourth Amended and Restated Memorandum of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares and the Class A ordinary shares may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A ordinary shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Fourth Amended and Restated Memorandum of Association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our Fourth Amended and Restated Memorandum of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Class A ordinary shares.

A non-U.S. corporation, such as our Company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

After the restructure that was completed in March 2022, MF Beijing is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any follow-on offerings. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

Item 4. Information on the Company

4.A. History and Development of the Company

The following diagram illustrates the corporate structure of MindForge Inc. and its subsidiaries as of the date of this annual report.

MF was incorporated on June 30, 2021 in the Cayman Islands. It is a holding company and is not actively engaged in any business as of the date of this annual report. MF is authorized to issue 6,050,000,000 Class A ordinary shares of par value USD 0.04 each and 200,000,000 Class B ordinary shares of par value USD 0.04 each. As of the date of this annual report, there are 6,061,683 Class A ordinary shares and 306,383 Class B ordinary shares issued and outstanding. MF’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

MF HK was incorporated on July 14, 2021 under the laws of Hong Kong. MF HK is a Hong Kong limited company and a wholly-owned subsidiary of MF. MF HK is a holding company and does not have any operations.

WFOE Beijing was incorporated on July 23, 2021 under the laws of the People’s Republic of China. WFOE Beijing is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of MF HK. WFOE Beijing does not have any operations.

WFOE Suzhou was incorporated on November 28, 2022 under the laws of the People’s Republic of China. WFOE Suzhou is a wholly-foreign owned enterprise, a limited liability company, and a wholly-owned subsidiary of MF HK. WFOE Suzhou is a holding company and does not have any operations.

WFOE Zhejiang was incorporated on July 10, 2023 under the laws of the People’s Republic of China. WFOE Zhejiang is a limited liability company, and a wholly owned subsidiary of MF HK. WFOE Zhejiang is a holding company has never had any assets or operations.

WFOE Shanghai was incorporated on May 7, 2025 under the laws of the People’s Republic of China. WFOE Shanghai is a limited liability company, and a wholly owned subsidiary of MF HK. WFOE Shanghai is a holding company and has never had any assets or operations.

MF Beijing was incorporated on March 27, 2018 under the laws of the People’s Republic of China. MF Beijing is a limited liability company. WFOE Beijing, MF Beijing and the then shareholders of MF Beijing entered into a series of contractual agreements, including the Equity Pledge Agreement, Exclusive Call Option Agreement, Shareholders’ Voting Rights Proxy Agreement, Business Cooperation Agreement and Consultation and Services Agreement (the “VIE Agreements”). The VIE Agreements established the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of MF Beijing, MF Beijing issued 2.99% equity interest in MF Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements dated August 16, 2021 with certain shareholders of MF Beijing and entered into equity transfer agreements with all the shareholders of MF Beijing to purchase all the equity interest in MF Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with MF Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into termination agreements with each shareholder of MF Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, MF Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of MF Beijing to WFOE Zhejiang.

Jiangsu Jingmo was incorporated on July 9, 2020 under the laws of the People’s Republic of China and was dissolved on July 23, 2025.

Jiangsu YJYC was incorporated on June 29, 2020 under the laws of the People’s Republic of China and was dissolved on December 19, 2024.

RDYJ was incorporated on July 27, 2018 under the laws of the People’s Republic of China and was dissolved on October 28, 2024.

Jiangsu YCHB was incorporated on August 21, 2020 under the laws of the People’s Republic of China and was dissolved on March 1, 2022. Jiangsu YCHB was a limited liability company and a wholly-owned subsidiary of MF Beijing. Jiangsu YCHB has never had any assets or operation.

MF Suzhou was incorporated on December 2, 2022 under the laws of the People’s Republic of China. MF Suzhou is a limited liability company, and a wholly owned subsidiary of WFOE Suzhou.

JZSC Technology was incorporated on November 6, 2023 under the laws of the People’s Republic of China. JZSC Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

JCZN Hangzhou was incorporated on May 21, 2025 under the laws of the People’s Republic of China. JCZN Hangzhou is a limited liability company, and a wholly owned subsidiary of WFOE Shanghai.

JZYH Technology was incorporated on February 25, 2026 under the laws of the People’s Republic of China. JZYH Technology is a limited liability company, and a wholly owned subsidiary of WFOE Zhejiang.

The Restructuring

Prior to the restructure completed in March 2022, WFOE Beijing entered into a series of VIE Agreements with MF Beijing and the shareholders of MF Beijing, which established the VIE structure. The VIE structure was used to provide investors with exposure to foreign investment in China-base companies where Chinese law prohibits direct foreign investments in certain industries.

As a result of the VIE Agreements, WFOE Beijing was regarded as the primary beneficiary of MF Beijing, and we treated MF Beijing and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of MF Beijing and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2022, the MF HK, the parent company of WFOE Beijing, decided to dissolve the VIE structure. On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of MF Beijing, MF Beijing issued 2.99% equity interest in MF Beijing to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of MF Beijing and entered into equity transfer agreements with all the shareholders of MF Beijing to purchase all the equity interest in MF Beijing. On March 3, 2022, WFOE Beijing entered into a termination agreement with MF Beijing that terminated the Business Cooperation Agreement and Consultation and Services Agreement, WFOE Beijing also entered into each shareholder of MF Beijing to terminate the Equity Pledge Agreement, Exclusive Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement. The restructure was completed on March 3, 2022. As a result, MF Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure is dissolved. The VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with WFOE Zhejiang, transferring 100% equity of MF Beijing to WFOE Zhejiang.

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

4.B. Business Overview

MF Technology Ltd. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through MF Beijing, MF Suzhou, Jiangsu Jingmo, Jiangsu YJYC and RDYJ. Since MF Beijing’s establishment in 2018, we focus on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

Through the PRC Operating Entities, our business primarily consists of providing the following four services/products: i) digital promotion services, ii) risk assessment services, iii) value-added bundled benefits, and iv) sales of goods and other services. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car washes, maintenance plans or parking notification, to these carriers, which they may then pass onto their customers for either low or no cost.

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

Holding Company Structure

MF is a holding company with no material operations of its own. We currently conduct our operations primarily through our PRC Operating Entities. Investors will not and may never directly hold equity interests in the PRC Operating Entities. See “Corporate History and Structure” starting on page 2 of this annual report.

Our Services and Products

We, through the PRC Operating Entities, provide value-added services and products to insurance carriers, so they can better serve their consumers. Through the digital promotion services, risk assessment services, value-added bundled benefits and sales of goods and other services we provide to insurance carriers, we facilitate the business operation and marketing for our insurance carrier clients. In the future, we plan to include retail consumers in our client base.

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

Sales Of Goods and Other Services

During the fiscal year ended June 30, 2026, the Company engaged in the sale of incense product gift sets and the provision of consulting services. The transactions were one-time and non-recurring and did not constitute part of the Company’s ordinary and continuing principal business operations. As of the date hereof, the Company has no plans to engage in similar businesses in the future.

Upcoming New Business Initiative

In the upcoming year, we plan to undergo a strategic transformation in our business to focus on the specialized application of embodied intelligence in industrial manufacturing, integrating robot hardware, AI models, and scenario data to build full-stack industrial agents covering perception, reasoning, decision-making, and execution, and to drive production lines in automotive manufacturing, new energy, aerospace, and other fields toward unmanned, intelligent, and autonomous operation.

In a manufacturing scenario, we integrate the “eyes” (multimodal perception), “hands” (robot hardware and execution equipment), and “brain” (foundation models and task-level agents) into an agent capable of continuously performing work on a real production line, making embodied intelligence a productive force driving industrial manufacturing production lines toward unmanned, intelligent, and autonomous operation.

We have selected the new energy industry, specifically power battery manufacturing and energy storage system operations and maintenance, as our first key market to apply the embodied intelligence. We are currently at the commercial validation stage and are advancing our initial pilot projects. We have not generated revenue at scale. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business — Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.”

Physical AI Agent

Our Physical AI agent is built on three layers and a feedback loop. The perception layer understands the environment through multimodal data (visual, force, and thermal). The decision layer handles task planning and exception assessment using scene models, world models, and digital twins. The execution layer coordinates multiple devices. The feedback loop uses execution results to recalibrate models and refine policies. Our business model contemplates three service lines:

●	Physical AI Agent Delivery – We model the target scenario, define task boundaries and ROI, collect multimodal data, and train agents in simulation before simulation-to-reality validation, edge deployment, and acceptance. Payment is made in installments against four milestones, based on quantitative acceptance criteria agreed with each customer, such as task success rate, detection accuracy, yield, system availability, and cycle time. Pricing is currently based on project scale and engineering input.

●	Production Operations and Performance-Based Revenue Sharing – After go-live, we operate and maintain the agent under an operations services agreement. We monitor performance, update policies as operating conditions change, and settle monthly based on operating data. Fees consist of performance-based revenue sharing and operations and maintenance fees, which are charged by the hour or by token.

●	Physical AI Asset Licensing – As part of our long-term growth plan, we intend to license reusable Physical AI assets accumulated through delivery and operations as standardized capability packages. These assets include action policies, synthetic training data, digital-twin scenario libraries, and evaluation benchmarks. They do not include customer proprietary data. Customer raw data is subject to tiered authorization, isolated storage, and de-identification, and we do not share it with third parties without the customer’s express authorization. We have not entered into any licensing agreements to date.

We target two customer groups: industrial manufacturers that lack integrated capabilities to adopt embodied intelligence, and robotics and AI vendors that need real-world scenario data, evaluation benchmarks, and access to industrial deployments. For manufacturers, we seek to reduce costly on-site trial and error, increase production efficiency, improve yield and safety, and lower long-term maintenance costs.

Development Status and Intellectual Property

We have internally validated, in laboratory and simulation environments, motion-skill acquisition from human demonstration videos and dynamic target following. These capabilities have not yet operated continuously in customer production environments. We have filed two PRC invention patent applications relating to motion generation and control for humanoid robots in production-line settings. Both are under examination and have not been granted. We use Unitree robots purchased under standard purchase contracts, access large language models from providers such as Zhipu and DeepSeek through their official APIs, and use open-source software (including ROS 2, NVIDIA Isaac Sim, and MuJoCo) under the applicable licenses.

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

For the year ended June 30, 2026, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 69.7% of the Company’s total revenues. For the year ended June 30, 2025, we have one customer that accounted for more than 10% of total revenues, and such customer accounted for 37.9% of the Company’s total revenues. No customer individually represents greater than 10.0% of total revenues of the Company for the year ended June 30, 2024.

As of June 30, 2026, one customer accounted for 99.4% of the total balance of accounts receivable. As of June 30, 2025, two customers accounted for 42.2% and 16.5% of the total balance of accounts receivable respectively. As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively.

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

For the year ended June 30, 2026, two suppliers accounted for 68.7% and 14.6% of the Company’s total purchases, respectively. For the year ended June 30, 2025, three suppliers accounted for 25.4%, 18.3%, and 11.5% of the Company’s total purchases. For the year ended June 30, 2024, two suppliers accounted for 23.1% and 12.4% of the Company’s total purchases. As of June 30, 2026, one suppliers accounted for 100.0% of the total balance of accounts payable. As of June 30, 2025, two suppliers accounted for 69.4% and 26.0% of the total balance of accounts payable. As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and, 18.9% of the total balance of accounts payable.

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

Complete Commercial Validation in a Single Industry

We plan to concentrate our resources on one to three high-value tasks in power battery manufacturing, such as battery pack assembly and inspection and industrial agent applications on production lines, rather than spreading across multiple industries. Completing paid, acceptance-tested validations and developing benchmark cases is our primary operating focus at this stage. We intend to perform ROI calculations upfront and to include quantitative acceptance criteria and clear exit conditions in our contracts, so that we avoid pilots that cannot transition to production.

Expand Within Existing Customers and Along Process Objects

After a workstation is successfully validated, we plan to first replicate within the same customer, from a single workstation to an entire production line, and from a single line to multiple production bases. Leading battery manufacturers typically operate dozens of similar production lines, and we expect replication to require significantly less incremental engineering investment than the initial delivery. As deployments expand, we expect operating revenue and annual value per customer to grow with the number of deployed nodes. Beyond existing customers, our capabilities are designed to be reused along process objects rather than industry boundaries. Once our battery-manufacturing capabilities mature, we intend to enter, in sequence, (i) new energy vehicle battery-pack final assembly and end-of-line inspection, and cell and module operations and maintenance at energy storage power stations; (ii) aerospace onboard power supplies and eVTOL power battery production lines; and (iii) other manufacturing fields involving different process objects. In those other fields, our layered architecture, task-definition methods, and acceptance system can be carried over, although the process-knowledge layer must be rebuilt. We will use cross-scenario reuse success rates and marginal delivery cost to decide when to enter each new phase.

Productize Capabilities for Platform-Level Revenue

We plan to codify high-frequency tasks into standardized capability packages, evaluation benchmarks, and data products, and to license them through standardized interfaces. Deliverables may consist of a single capability package, such as material picking, or a combination covering multiple processes, such as material picking, wire harness insertion, and film application, based on each customer’s production-line requirements. As the number of licensees grows, we expect recurring revenue and gross margin to increase and our business to evolve from a project-based model toward a platform-based model.

Build ecosystem and channel partnerships

We plan to establish joint-solution and channel partnerships with robot hardware manufacturers, foundation-model companies, and automation systems integrators. These partners’ hardware and algorithms would broaden our solution coverage, while our scenario data and delivery capabilities would give them access to industrial customers, with the aim of reducing customer-acquisition costs for both sides

Competitive Advantages

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

We believe that we have some competitive advantages, which will enable us to maintain and further improve our industry market position in the national market. Our competitive advantages include:

Experienced and Visionary Management Team

Our management team has extensive experience in the insurance industry and the internet industry. For example, Our CEO, Jian Chen used to work at China’s first-tier Internet companies, including Qunar.com and Autohome Inc., where he was responsible for product and operation management. Mr. Chen built the vehicle owner service department at Autohome Inc. and built a vehicle owner service platform with more than 100 million registered users.

Our managers have sharp business judgment, execution power and a keen eye on the future development trend of the industry. We have also cultivated a corporate culture that inspires insurance consumers to appreciate and understand all aspects of insurance products. We believe this culture is the foundation of innovative business models for our industry.

In addition, with respect to our new business venture, our core team has experience in AI application development, data productization, and industrial services. Members of the team have led the development of industry platforms and AI data products and have served hundreds of enterprise customers, using ROI analysis and phased acceptance to address implementation risk. We are recruiting talent in robot systems engineering, automation control, and industrial site management, and we are building an industry-advisor network in new energy manufacturing.

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

Proprietary Scenario Data Assets

Each delivery allows us to accumulate real-world scenario data, including successful and failed cases, boundary conditions, task trajectories, and exception-handling records. After structured processing, we use this data for training optimization, simulation calibration, and evaluation benchmark development. This data cannot be obtained through public channels or laboratory environments and can only be accumulated project by project at real production sites. We believe that, as it grows with delivery volume, it will become a meaningful barrier to entry.

Differentiated position in the industry chain

Robot hardware manufacturers have strong hardware capabilities and brands but generally lack cross-industry data and scenario-adaptation experience. AI model companies have strong algorithmic capabilities but generally do not provide on-site engineering or long-term operations. Traditional systems integrators have industry relationships and on-site engineering capabilities but generally lack data engineering, simulation training, and capability assetization. Cloud and platform providers offer broad infrastructure but do not perform on-site deployment or industry operations. We position ourselves to fill this gap. We do not compete with hardware or model vendors; we help their products enter and perform in real production environments.

Operating leverage from capability accumulation

We expect capability accumulation to create leverage at three levels. For delivery, scenario models, action policies, and evaluation benchmarks can be reused across projects, which we expect to shorten deployment cycles. For customers, operating revenue grows with the number of deployed nodes as deployments expand from a single workstation to multiple production lines. For revenue, we expect recurring operating and licensing revenue to grow as a share of total revenue, improving predictability and gross margin.

Recent Developments

Unless otherwise stated, references to share and per share data of described in section “Recent Development” before the subsection “The 2026 Reverse Share Split” have not been adjusted to give effect to the 2026 Reverse Share Split.

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

Increase of Share Capital and Reverse Share Split

The Company held an annual general meeting of shareholders on October 24, 2024, during which the shareholders adopted resolutions approving (i) an increase the Company’s authorized share capital from US$ 50,000.00 divided into 500,000,000 ordinary shares of par value US$ 0.0001 each to US$ 1,000,000.00 divided into 10,000,000,000 ordinary shares of par value US$ 0.0001 each, by the creation of additional 9,500,000,000 ordinary shares of par value US$ 0.0001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”), and (ii) a share consolidation at a ratio of not less than one (1) for five (5) and not more than one (1) for twenty (20) of the Company’s issued and outstanding ordinary shares, as well as the number of authorized ordinary shares. On November 2, 2024, the board of directors of the Company approved a revere share split at a ratio of one (1) for sixteen (16). Our ordinary shares began trading on an adjusted basis, reflecting the 2024 Reverse Share Split, on November 27, 2024, under the ticker symbol “UBXG.” As a result, the Company’s authorized share capital is US$1,000,000 and is divided into: 625,000,000 ordinary shares of par value of US$0.0016 each.

Private Placement completed in November 2024

On November 28, 2024, the Company entered into a securities purchase agreement with several investors for a private placement (“November 2024 Offering”) of (i) 1,425,000 ordinary shares (the “Shares”), par value $0.0016 per share, and (ii) 4,275,000 warrants, each to initially purchase one ordinary share (the “November 2024 Warrants”), for a gross proceeds of $5.7 million (assuming the November 2024 Warrants are not exercised). Each Warrant has an initial exercise price of $4.00 per ordinary shares, subject to reset and adjustment as discussed below. On the seventh (7th) calendar days after the closing of the November 2024 Offering, the exercise price of the November 2024 Warrants was reset to $0.80, which is 20% of Nasdaq Minimum Price of the Company’s ordinary shares , rounding up to the nearest first decimal place, determined on the date of the securities purchase agreement. In addition, upon such reset of the exercise price, the number of ordinary shares underlying the November 2024 Warrants (the “Warrant Shares”) issuable immediately prior to such reset was adjusted to 21,375,000 ordinary shares, which was determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the November 2024 Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchases and agreed to file with the SEC a registration statement covering the resale of the Shares, the November 2024 Warrants and the Warrant Shares.

Mr. Jian Chen, the Chief Executive Officer and Director of the Company, participated in the November 2024 Offering and purchased 525,000 Shares and 1,575,000 November 2024 Warrants at the Offering Price. The transaction was negotiated at arm’s length. Mr. Chen’s investment were approved by the shareholders at the annual meeting of shareholders of the Company held on October 24, 2024 and by the Board of Directors on November 28, 2024.

The Company issued the Shares and November 2024 Warrants and the November 2024 Offering closed on November 28, 2024. The securities sold in the November 2024 Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act, and Regulation S promulgated thereunder. The purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or November 2024 Warrants for the account or benefit of any U.S. person. The Shares, the November 2024 Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements.

In March and April 2025, the holders exercised the November 2024 Warrants in full through a cashless exercise option, and the Company issued 17,398,535 Warrant Shares. 6,409,884 of the Warrant Shares were issued pursuant to an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promogulated thereunder. 10,988,651 of the Warrant Shares were issued pursuant to the registration statement on Form F-1 (File No. 333-284216) initially filed by the Company on January 10, 2025 and declared effective on March 12, 2025.

Adoption and Implementation of Employee Stock Incentive Plan

On July 29, 2025, the Board of Directors of the Company approved an adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on July 29, 2025. The 2025 Equity Incentive Plan consists of 9,500,000 ordinary shares, $0.0016 par value. In August 25, 2025, the Company issued 9,500,000 ordinary shares pursuant to the 2025 Equity Incentive Plan.

Further Increase of Share Capital and Dual Class Redesignation

On November 4, 2025, the Company held its annual general meeting of shareholders (the “2025 AGM”), to which the shareholders voted and approved of the following: (i) an increase of the Company’s authorized share capital from USD 1,000,000.00 divided into 625,000,000 ordinary shares of par value USD 0.0016 each to USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each by the creation of additional 155,625,000,000 ordinary shares of par value USD 0.0016 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”); and (ii) the redesignation of all of the issued and outstanding ordinary shares of par value USD 0.0016 each in the capital of the Company into Class A ordinary shares of USD 0.0016 par value each, each having identical rights as the existing ordinary shares with one (1) vote per share on a one for one basis, the redesignation of 5,000,000,000 authorized but unissued ordinary shares into 5,000,000,000 Class B ordinary shares of par value USD 0.0016 each, each having 20 votes per share on a one for one basis, and the redesignation of the remaining authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis, (the redesignations above are collectively referred to as the “Variation of Share Capital”) such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each, to USD 250,000,000.00 divided into 151,250,000,000 Class A ordinary shares of par value USD 0.0016 each and 5,000,000,000 Class B ordinary shares of par value USD 0.0016 each.

Registered Direct Offering Completed in April 2026

On April 27, 2026, we entered into certain securities purchase agreements with the investors named therein, pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis (the “April 2026 Offering”), 15,166,668 units (the “Units”), each Unit consisting of (i) one Class A ordinary share, par value $0.0016 per share, and (ii) one warrant (each, a “April 2026 Warrant”) to purchase 0.3 of a Class A ordinary share at an exercise price of $0.30 per Class A ordinary share.

The April 2026 Warrants include a “Zero Exercise Price Option”, an alternative cashless exercise mechanism, in lieu of paying the cash exercise price, that permits holders to receive 0.3 Class A ordinary share per April 2026 Warrant for no additional consideration, subject to a cap that the maximum aggregate number of Class A ordinary shares which may be issued upon exercise of all April 2026 Warrants (including pursuant to the Zero Exercise Price Option) equal to 30% of the total Shares sold in the April 2026 Offering (plus any shares resulting from rounding up fractional shares) (the “Warrant Cap”). Once the Warrant Cap is reached, no further April 2026 Warrants may be exercised, and any unexercised April 2026 Warrants will terminate and become void. The Units were sold at an offering price of $0.30 per Unit. The April 2026 Warrants are immediately exercisable and expire on the one-year anniversary of the issuance date.

The Company received gross proceeds of approximately $4.55 million from the April 2026 Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the April 2026 Offering for working capital, research and development, and general corporate purposes. The April 2026 Offering closed on April 28, 2026.

The securities in the April 2026 Offering were offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-291797) previously filed with the SEC and declared effective on December 15, 2025. The Offering was made only by means of a prospectus that forms a part of such registration statement.

In connection with the Offering, the Company entered into a placement agency agreement dated April 27, 2026, with FT Global Capital, Inc. (“FT Global”), pursuant to which FT Global acted as the “best efforts” lead placement agent for the April 2026 Offering.

The holders have exercised the April 2026 Warrants in full through the Zero Exercise Price Option and the Company issued an aggregate of 1,820,000 Class A ordinary shares prior to June 30, 2026, and 2,730,002 Class A ordinary shares as of the date of this annual report, adjusted to give effect to the 2026 Reverse Share Split.

The 2026 Reverse Share Split

At the 2025 AGM, the shareholders also voted and approved of a share consolidation of the Company’s issued and unissued ordinary shares (including Class A ordinary shares and Class B ordinary shares, if any) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board of directors of the Company.

On May 12, 2026, the Board approved a reverse share split of the Company’s outstanding Class A ordinary shares and Class B ordinary shares at a ratio of one-for-twenty-five (1-for-25), effective on May 22, 2026, pursuant to which every twenty five (25) issued and outstanding Class A ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) Class A ordinary share, par value $0.04 per share, and every twenty five (25) issued and outstanding Class B ordinary shares, par value $0.0016 per share, of the Company were combined into one (1) Class B ordinary share, par value $0.04 per share. No fractional shares were issued in connection with the 2026 Reverse Share Split. Instead, the Company issued one full post-2026 Reverse Share Split Ordinary Share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The 2026 Reverse Share Split reduced the number of outstanding Class A ordinary shares of the Company from approximately 38 million to approximately 1.5 million. The par value of the Ordinary Shares were increased in proportion to the ratio of the 2026 Reverse Share Split to $0.04 per share and the number of authorized ordinary shares will be reduced in proportion to the ratio of the 2026 Reverse Share Split to 6,050,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares.

Name Change

At the 2025 AGM, the shareholders also voted and approved of a change of the name of the Company (the “Name Change”) from “U-BX Technology Ltd.” to “MindForge Inc.” On July 10, 2026, the Board approved the implementation of the Name Change, which became effective on July 15, 2026.

On August 3, 2026, upon approval by the directors, “Snailinsur Group Limited” changed its name to “MF Group Limited”.

New Business Initiative

We plan to commence a new business initiative focused on applying embodied intelligence to industrial manufacturing. Embodied intelligence refers to AI systems that perceive, reason about, and act in the physical world through robots and other equipment. We conduct the initiative through JZSC Technology. Through this initiative, we plan to integrate third-party robot hardware, multimodal perception systems, and AI models into task-specific “Physical AI agents” designed to operate on real production lines.

We expect to generate revenue from three sources:

●	project-based delivery of Physical AI agents, with milestone payments tied to quantitative acceptance criteria agreed with each customer;

●	ongoing operations and maintenance of deployed agents, compensated through performance-based revenue sharing and service fees; and

●	over the longer term, licensing of reusable data, models, and evaluation tools developed through our projects, which will not include customer proprietary data.

Our initial focus is power battery manufacturing and energy storage system operations and maintenance. Over time, we intend to expand into adjacent battery-related applications and other manufacturing fields. We have filed two PRC invention patent applications relating to motion generation and control for humanoid robots, both of which remain under examination.

This initiative is at an early stage. We have not generated revenue at scale. We are currently conducting on-site research and feasibility assessments with potential customers. We have not entered into any paid pilot or commercial agreements for the initiative and have not generated revenue from it. Our capabilities have been validated only in laboratory and simulation environments, and there can be no assurance that the initiative will be commercially successful. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business — Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.”

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
MF Group Limited	Hong Kong

Beijing Lianghua Technology Co., Limited	People’s Republic of China

Suzhou Lianghua Digital Technology Co., Limited	People’s Republic of China

Zhejiang JZSC Enterprise Management Co., Ltd	People’s Republic of China

Shanghai ZLQX Technology Service Co., Ltd	People’s Republic of China

Zhejiang Decision Intelligent Technology Co., Ltd.	People’s Republic of China

Zhejiang JZSC Technology Co., Ltd	People’s Republic of China

Suzhou Youjiayoubao Technology Co., Limited	People’s Republic of China

Youjiayoubao (Beijing) Technology Co., Limited	People’s Republic of China

Hangzhou JZYH Technology Co., Ltd	People’s Republic of China

4.D. Property, Plant and Equipment

Facilities

Our Company is headquartered in No.1 Linkong Er Road, Shunyi Garden, Zhongguan Technology Park, Shunyi District, Beijing, China Our business registration address is also located here. covering an area of 1,000 square feet. The lease term was from April 15, 2021 to April 15, 2027. Due to the favorable policy support from the local government, we receive a subsidy for renting the location and we are not required to pay any rent. We benefit from the local policies that support business development by receiving a subsidy for renting the location; as a result, we are able to keep this location free of charge.

Our Company has also entered into a project cooperation agreement with a counterparty in connection with the project of Zhejiang University Alumni Enterprise Headquarters Economic Park. The purchased property is Lot Yu Zheng Gong Chu [2020] No. 16 (Lot No. 178-3, Block D), Building D2-2#, which covers an area of approximately 16585.46 square feet (1,540.84 square meters). We have paid the full consideration but have not yet executed the formal real estate transfer agreement or obtained the real estate ownership certificate of the property. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We have entered into a project cooperation agreement, which is in substance a real estate purchase arrangement for a property in Hangzhou, and paid the full consideration, but have not obtained the real estate ownership certificate.”

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

As of the date of this annual report, MF has 3 registered trademarks, 9 registered domain names, and 2 unissued software copyrights.

Copyright

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Status
2021SR0970648	2021/06/30	Software	Youjia Insurance Quick Order System V1.0	PRC	Pending review
2021SR905368	2021/06/17	Software	Youjia Insurance Merchant System V1.0.	PRC	Pending review

Trademarks

We own the following trademark:

Trademark Number	File Date	Issue Date	Expiration Date	Trademark Name	Jurisdiction	Owner	Class
34109461	2019/06/14	2019/06/14	2029/06/13		PRC	MF Beijing	42
86710367	2026/3/7	2026/3/7	2036/3/6		PRC	JZSC Technology	42
87581066	2026/3/21	2026/3/21	2036/3/20		PRC	JZSC Technology	35

Domain

MF Beijing and its subsidiaries have the right to use the following domain registration issued in the PRC:

Number	Issue Date	Expiration Date	Registration Agency	Domain Name	Owner
1	2016/03/23	2028/03/23	Alibaba Cloud Computing (Beijing) Co., Ltd.	u-bx.com	MF Beijing
2	2016/03/23	2028/03/23	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiabaoxian.com	MF Beijing
3	2018/03/12	2028/03/12	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiayoubao.cn	MF Beijing
4	2018/03/12	2028/03/12	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youjiayoubao.com	MF Beijing
5	2019/11/28	2027/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Ufukuan.com	MF Suzhou
6	2019/11/28	2027/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youfukuan.com	MF Suzhou
7	2018/08/22	2028/08/22	Alibaba Cloud Computing (Beijing) Co., Ltd.	Chongv.cn	JCZN Hangzhou
8	2019/11/28	2027/11/28	Alibaba Cloud Computing (Beijing) Co., Ltd.	Youfukuan.cn	MF Suzhou
9	2023/06/10	2028/06/10	Alibaba Cloud Computing (Beijing) Co., Ltd.	Feisu.chat	JZSC Technology

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

We currently do not own any patents, but we have filed applications for our new business activities.

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

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Related to Doing Business in China — MF is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.”

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

We believe the CSRC’s approval is not required under the M&A Rules for the offering and trading of our Class A ordinary shares on Nasdaq in the context of any follow-on offerings, given that: (i) our PRC subsidiaries were incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for any follow-on offerings, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, there remain some uncertainties as to how the rules will be interpreted or implemented in the context of an overseas offering and the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for any follow-on offerings.

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

Overview

MindForge Inc. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through MF Beijing, MindForge Suzhou, and JZSC Technology. Since MF Beijing’s establishment in 2018, we have focused on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

On July 10, 2026, the Board of Directors of the Company (the “Board”) unanimously adopted written resolutions approving a change of the Company’s name from “U-BX Technology Ltd.” to “MindForge Inc.” (the “Name Change”). Concurrently, the Board approved a change of the Company’s trading symbol from “UBXG” to “MF” (the “Symbol Change”). The Name Change and Symbol Change became effective on July 15, 2026, subject to the approval of the Registrar of Companies of the Cayman Islands.

Our business primarily consists of providing the following four services/products: i) digital promotion services, ii) risk assessment services, iii) value-added bundled benefits services and iv) sales of goods and other services. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views, or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle’s brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessments reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car wash, maintenance plan or parking notification, to these carriers, which may then be passed on to their customers for either low or no cost.

In addition to servicing institutional customers, we provide up-to-date insurance-related information to individual consumers through our mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image within the general public.

At present, our client base consists of more than 300 city-level property and auto insurance carriers nationwide using our products and services to conduct business on a daily basis. Some of our clients include large corporations such as China Telecom Payment Technology Co., Ltd. Shanghai Branch, the People’s Insurance Company of China, China United Property Insurance Co., Ltd., Yatai Insurance Brokerage Co., Ltd., Zhongce Insurance Brokerage Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion methods in their operations. We believe that the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels we offer.

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

Results of Operations

For the years ended June 30, 2026, 2025 and 2024

The following tables set forth our results of operations for the year presented in dollars and as a percentage of revenue:

	For the years ended June 30,
	2026	2025	2024
	Amount	Amount	Amount
Revenues	$14,856,829	$29,674,534	$51,600,106
Cost of revenues	(14,937,520)	(29,422,847)	(50,905,784)
Gross (loss) profit	(80,691)	251,687	694,322

Operating expenses:
General and administrative expenses	(2,025,160)	(1,143,399)	(1,567,217)
Share-based compensation expenses	(11,672,780)	(2,214,000)	-
Research and development expenses	(812,587)	-	-
Total operating expenses	(14,510,527)	(3,357,399)	(1,567,217)

Loss from operations	(14,591,218)	(3,105,712)	(872,895)

Other income (expenses), net:
Interest income	2,067	220,819	259,056
Interest expenses	(697)	(33,464)	(12,869)
Loss on deconsolidation of subsidiaries	(7,688)	(45,160)	-
Change in fair value of warrants	(18,522,010)	-	-
Loss from equity investment	(44,384)	(2,386)	-
Other income, net	28	11,373	20,606
Total other (loss) income, net	(18,572,684)	151,182	266,793

Loss before income taxes	(33,163,902)	(2,954,530)	(606,102)

Income tax benefit (expense)	51,051	236,013	(142,440)

Net loss	$(33,112,851)	$(2,718,517)	$(748,542)

Revenues

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. Revenues from both types of transactions are recognized at a point in time when the performance obligation to deliver those online marketing services is checked and accepted by customers.

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

Sales of goods and other services

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when the Company satisfies a performance obligation by transferring control of a promised service to a customer. Control is transferred at a point in time upon customer acceptance. Revenue is measured at the transaction price, which represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the service.

The following table sets forth the breakdown of our revenue for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the Years Ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
Digital promotion services	$14,281,489	96	$25,895,399	87	$37,844,632	73
Sales of goods and other services	279,742	2	-	-	-	-
Risk assessment services	184,956	1	3,412,131	12	8,660,684	17
Value-added bundled benefits	110,642	1	367,004	1	5,094,790	10
Total	$14,856,829	100	$29,674,534	100	$51,600,106	100

Total revenue for the year ended June 30, 2026 decreased by $14.8 million, or 50%, to $14.9 million from $29.7 million for the same period in 2025, primarily due to decreases in our revenue from digital promotion services, risk assessment services and value-added bundled benefits.

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

Revenues from Digital Promotion Services.

Revenues from digital promotion services accounted for 96%, 87% and 73% of our total revenues for the years ended June 30, 2026, 2025 and 2024, respectively.

For the year ended June 30, 2026, revenues from digital promotion services decreased by $11.6 million, or 45% from $25.9 million for the year ended June 30, 2025, to $14.3 million for the same period in 2026. The number of clicks was 13 million and 47 million for the fiscal year of 2026 and 2025, respectively. The decrease of revenue from fiscal year 2025 to 2026 was due to a decrease in the number of clients. For the year ended June 30, 2026, the number of digital promotion service clients decreased by 83 compared to the years ended June 30, 2025, while the individual business volume of cooperating clients also declined. Among the clients that cooperated in 2025, 93 terminated their partnerships in 2026, including 4 from the top 10 clients in 2025, resulting in a business volume reduction of $11.3 million.

For the year ended June 30, 2025, revenues from digital promotion services decreased by $12.0 million, or 32% from $37.8 million for the year ended June 30, 2024, to $25.9 million for the same period in 2025. The number of clicks was 47 million and 82 million for the fiscal year of 2025 and 2024, respectively. The decrease of revenue from fiscal year 2024 to 2025 was due to a decrease in the number of clicks, resulting from a decreasing number of customer orders, while the orders decrease was primarily caused by decreased customer demand in promotion business due to the overall economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

Revenues from Risk Assessment Services.

Revenues from risk assessment services accounted for 1% and 12% of our total revenues for the years ended June 30, 2026 and 2025, respectively. Revenue for risk assessment services decreased by $3.2 million, or 95%, to $0.2 million for the year ended June 30, 2026 from $3.4 million for the same period in 2025, which was mainly due to the contraction in client business scale causing by macroeconomic conditions and the further decreased demand and budget of insurance companies for the risk assessment services.

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

Revenues from Value-added Bundled Benefits.

Revenues from value-added bundled benefits accounted for 1% and 1% of our total revenues for the years ended June 30, 2026 and 2025, respectively. Revenue for value-added bundled benefits decreased by $0.3 million, or 70%, to $0.1 million for the year ended June 30, 2026 from $0.4 million for the same period in 2025. The decline was primarily attributable to the overall further economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

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

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the years ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
Digital promotion services	$14,559,641	97	$25,760,347	88	$37,821,733	74
Risk assessment services	188,216	1	3,301,585	11	8,108,632	16
Value-added bundled benefits	108,383	1	$360,915	1	4,975,419	10
Sales of goods and other services	81,280	1	-	-	-	-
Total	$14,937,520	100	$29,422,847	100	$50,905,784	100

Cost of digital promotion services decreased by $11.2 million or 43%, to $14.6 million for the year ended June 30, 2026 from $25.8 million for the same period in 2025, which was in tandem with the decrease in digital promotion services revenue for the year ended June 30, 2026.

Cost of risk assessment service decreased by $3.1 million or 94%, to $0.2 million for the year ended June 30, 2026 from $3.3 million for the same period in 2025. The decrease was in line with the decrease in risk assessment services revenues.

Cost of value-added bundled benefits decreased by $0.3 million, or 70%, to $0.1 million for the year ended June 30, 2026 from $0.4 million for the same period in 2025. The decrease was in line with the decrease in value-added bundled benefits revenues.

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

Gross (loss) profit

Gross (loss) profit is equal to our total revenues less cost of revenues. Gross (loss) profit as a percentage of our total revenues is referred to as gross margin.

Total gross loss decreased by $0.3 million, or 132%, to a loss of $0.1 million for the year ended June 30, 2026 from $0.3 million for the year ended June 30, 2025. Gross profit margin decreased by 1.4%, to a loss of 0.5% for the year ended June 30, 2026, from 0.8% for the same period in 2025.

Total gross profit decreased by $0.4 million, or 64%, to $0.3 million for the year ended June 30, 2025 from $0.7 million for the year ended June 30, 2024. Gross profit margin decreased by 0.5%, to 0.8% for the year ended June 30, 2025, from 1.3% for the same period in 2024.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses. We expect our general and administrative expenses to decrease modestly in the near future, as we have imposed cost control.

General and administrative expenses increased by $0.9 million, or 77%, to $2.0 million for the year ended June 30, 2026 from $1.1 million for the year ended June 30, 2025. The increase was primarily attributable to Service fee and listing fee and salary.

Operating Expenses(cont.)

General and Administrative Expenses(cont.)

General and administrative expenses decreased by $0.4 million, or 27%, to $1.1 million for the year ended June 30, 2025 from $0.4 million for the year ended June 30, 2024. The decrease was primarily attributable to reduced compensation expenses.

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

Share-based compensation expenses

Share based awards granted to employees or nonemployees are accounted for under ASC 718, “Compensation—Stock Compensation”, as either equity-classified or liability-classified transactions, depending on the specific terms and conditions of each award. For awards granted to consultants in exchange for future services, including shares that are immediately vested upon grant but are subject to a required service period, the fair value of the awards is recognized as prepaid share-based compensation expenses on the grant date. The prepaid share-based compensation expenses is subsequently amortized and recognized as share-based compensation expense on a straight-line basis over the requisite service period, subject to the consultants’ continued provision of services. For awards granted to employees without any future service obligations, the full amount of compensation cost is recognized as share-based compensation expense in the consolidated financial statements of operations and other comprehensive loss on the grant date. For the years ended June 30, 2026 and 2025, share-based compensation expenses were $11,672,780 and $2,214,000, respectively.

Research and development expenses

For the year ended June 30, 2026, research and development expenses was $812,587, the Company initiated its foray into embodied AI robotics. Acquired robots serve as the foundational platform, dedicated exclusively to R&D and simulation testing to advance technical validation and product iteration.

Loss on deconsolidation of subsidiaries

Loss on deconsolidation of subsidiaries primarily consisted of net loss from the liquidation subsidiary of $7,688 and net loss of $45,160 for the years ended June 30, 2026 and 2025, respectively. There was no deconsolidation of a subsidiary for the year ended June 30, 2024.

The following table summarizes the loss on deconsolidation recognized by the Company:

	For the years ended June 30,
	2026	2025	2024
Gain on deconsolidation of RDYJ	$-	$5,604	$-
(Loss) on deconsolidation of Jiangsu YJYC	-	(50,764)	-
(Loss) on deconsolidation of Jiangsu Jingmo	(7,688)	-	-
Total loss on deconsolidation	$(7,688)	$(45,160)	$-

Change in fair value of warrants

Change in fair value of warrants for the years ended June 30, 2026 and 2025 was $18,522,010 and nil, respectively. This fluctuation primarily driven by the initial measurement of 15.2 million new warrants issued in April 2026. Under ASC 815-40, these warrants are classified as liabilities; therefore, changes in their fair value are recognized in profit or loss.

Other income (Expenses)

Interest income

Interest income decreased by $218,752, or 99%, to $2,067 for the year ended June 30, 2026, from $220,819 for the same period in 2025, which was due to the Repayment of loans to third parties recovered by the end of last year.

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

Interest expenses

Interest expenses decreased by $32,767, or 98%, to $697 for the year ended June 30, 2026, from $33,464 for the same period in 2025, which was due to the bank loans were paid off in July 2025.

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

Other income, net

Other income, net decreased by $11,345, or 100%, to $28 for the year ended June 30, 2026, from $11,373 for the same period in 2025, which was due to the impact of the decrease of supplier balance waivers compared to the year ended June 30, 2025. Other income, net primarily consisted of supplier waived the balance for the year ended June 30, 2025. Other income, net primarily consisted of VAT input tax super-deduction of 10% resulting in a VAT reduction of $17,679 and special fund subsidy of $4,066 for the year ended June 30, 2024.

Provision for Income Taxes

Our income tax benefit was a loss of $51,051 for the years ended June 30, 2026 which meanly due to impact of the widening pre-tax loss. While our provision for income taxes, a loss of $51,051, a loss of $236,013, and $142,440 for the years ended June 30, 2026, 2025 and 2024, respectively.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, taxable income of domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Net loss

As a result of the foregoing, we had a net loss of $33,112,851, a net loss of $2,718,517 and a net loss of $748,542 for the years ended June 30, 2026, 2025 and 2024, respectively.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of June 30, 2026, we had cash of $12,333,758.

During the year ended June 30, 2026, we have funded our operations primarily through cash generated from operations, bank borrowings and net proceeds of $4.06 million from a PIPE transaction.

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

Cash flows

For the years ended June 30, 2026, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2026	2025	2024
Net cash used in operating activities	$(2,158,972)	$(2,821,147)	$(1,353,154)
Net cash (used in) provided by investing activities	(409,409)	3,810,573	(9,470,530)
Net cash provided by financing activities	3,669,752	5,392,367	14,344,328
Effect of foreign exchange rate on cash	49,604	(33,360)	19,997
Net increase in cash	1,150,975	6,348,433	3,540,641
Cash at the beginning of the year	11,182,783	4,834,350	1,293,709
Cash at the end of the year	$12,333,758	$11,182,783	$4,834,350

Operating Activities

Net cash used in operating activities amounted to $2,158,972 for the year ended June 30, 2026. It was primarily due to a) a net loss of $33,112,851, adjusted by change in fair value of warrants of 18.6 million; b) a share-based compensation expense of $11.7 million; c) a decrease in advances to suppliers of $0.7 million was due to due to reduced procurement demand as of June 30, 2026;

Net cash used in operating activities amounted to $2,821,147 for the year ended June 30, 2025. It was primarily due to a) a net loss of $2,718,517, adjusted by loss on deconsolidation of $45,160 and a share-based compensation expense of $2.2 million.; b) an increase in advances to suppliers of $1.6 million was due to we made payments to our suppliers in advance in order to fix a lower purchase price as of June 30, 2025; and c) a decrease in accounts payable of $0.5 million;

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

Investing Activities

Net cash provided by investing activities was $409,409 for the year ended June 30, 2026 was for the purchases of property and equipment of $0.4 million, and proceeds from disposal of equity method investment was $39,939.

Net cash provided by investing activities was $3,810,573 for the year ended June 30, 2025 was for the collection of loans to third parties of $9.7 million, purchases of property and equipment of $5.8 million, and payment for equity investment $83,815.

Net cash used in investing activities was $9,470,530 for the year ended June 30, 2024 was mainly for the new increase of loans to third parties.

Financing Activities

Net cash provided by financing activities amounted to $3,669,752 for the year ended June 30, 2026, representing receipt of $4,068,130 net proceeds from issuance of ordinary shares, and repayments of short-term loans totaling $398,378.

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

Contractual Obligations

The following table summarizes our material contractual obligations, which are comprised of operating lease obligations and bank loan, as of June 30, 2026, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating lease obligations	2,910	1,455	1,455	-	-
Total	$2,910	$1,455	$1,455	$-	$-

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

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

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

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

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion, (ii) having latitude in selecting third party vendors for promotions, and (iii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

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

For the contracts that involve technical services developed by the Company, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment reports with self-developed models and (ii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value-added bundled benefits contracts with insurance companies. Pursuant to the value-added bundled benefit contracts, the Company provides the service codes with value-added bundled benefits to customers. The bundled benefits include but not limited to auto maintenance services, auto value-added services, vehicle moving notification services and other services. The Company is primarily responsible for selecting the out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits service codes and providing bundled technical support for the codes. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the codes and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers, (ii) having latitude in selecting third party vendors for some value-added services, and (iii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Sales of goods and others

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, when the Company satisfies a performance obligation by transferring control of a promised good or service to a customer. Control is transferred at a point in time, typically upon customers obtain control of and accept the goods of services. Revenue is measured at the transaction price, which represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2026, 2025 and 2024. The Company does not believe that there were any uncertain tax positions as of June 30, 2026, 2025 and 2024. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended June 30, 2026, 2025 and 2024.

Impairment of long-lived assets

The Company reviews its long-lived assets, including property and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount of an asset group exceeds the sum of its expected undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of the asset group. For the years ended June 30, 2026, 2025 and 2024, no impairment loss was recognized.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jian Chen	39	Chief Executive Officer, Director
Qingcai Li	41	Chief Financial Officer
Xu Xie	37	Independent Director
Da Yang	39	Independent Director
Shaolan Ma	67	Independent Director

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

Mr. Xu holds a Bachelor of Economics in Finance from Beijing Normal University.

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

Shaolan Ma, Independent Director

Ms. Shaolan Ma is a seasoned financial professional with 36 years of experience in enterprise management and financial risk management. She began her career at the Shaoyang Branch of the People’s Bank of China, where she held various leadership roles from 1978 to 1995. She later held senior positions at Zhuhai Zhuguang Financial Company and Zhuhai Commercial Bank. In 1998, Ms. Ma played a key role in establishing the Zhuhai Branch of China Everbright Bank, where she served in multiple executive capacities including General Manager of Risk Management and Branch Office operations until her retirement in 2014.

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

Compensation of Directors and Executive Officers

In fiscal year ended June 30, 2026 and 2025, we paid an aggregate of RMB120,000 ($17,619), and RMB180,000 ($25,145), in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2025 Equity Incentive Plan

On July 29, 2025, the Company adopted the 2025 Equity Incentive Plan, or the 2025 Plan, for the purpose of granting share based compensation awards to current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates and align their interests with ours. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2025 Plan was 9,500,000 ordinary shares .

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

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our Fourth Amended and Restated Memorandum of Association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

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

6.D. Employees

As of June 30, 2026 and as of the date of this annual report, we had a total of 15 full-time employees and no part-time employees.

Department	June 30, 2026
Senior Management	3
Human Resources & Administration	2
Editorial Content Department	3
Research & Development	4
Business operation	3
Total	15

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A ordinary shares and Class B ordinary shares as of the date of this annual report for

●	each of our directors and executive officers who beneficially owns our Class A ordinary shares and Class B ordinary shares; and

●	each person known to us to own beneficially more than 5% of our Class A ordinary shares or Class B ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on (i) 6,061,683 Class A ordinary shares and 306,383 Class B ordinary shares issued and outstanding as of the date hereof and (ii) Class A ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A ordinary share has one (1) vote and each Class B ordinary share has twenty (20) votes.

Name of Beneficial Owner	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares		Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares	Aggregated Voting Percentage
Directors, Director Appointees and Named Executive Officers:
Jian Chen, Chief Executive Officer and Director(1)	—	—		306,383	100%	50.27%
Qingcai Li, Chief Financial Officer(2)	2,821	*	%	—	—	* %
Xu Xie, Director Appointee	—	—		—	—	—
Shaolan Ma, Director Appointee	—	—		—	—	—
Da Yang, Director Appointee	—	—		—	—	—
All directors, director nominees and executive officers as a group (6 persons)	2,821	* %		306,383	100%	50.29%
5% or Greater Shareholders:
None

*	less than 1%

(1)	Jian Chen directly holds 277,396 Class B ordinary shares. Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 28,987 Class B ordinary shares. Jian Chen is deemed the beneficial owner of the 28,987 Class B ordinary shares held by Superego Pulse Limited.

(2)	Infinite Fission Limited, a company formed under the laws of the British Virgin Islands, of which Qingcai Li is the sole shareholder and director, holds 2,821 Class A ordinary shares. Qingcai Li is deemed the beneficial owner of the 2,821 Class A ordinary shares held by Infinite Fission Limited.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

The table below sets forth the related parties and their relationships with the Company as of June 30, 2026:

Name of related party	Relationship with the Company
Jian Chen	CEO and director of the Company
Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd.	CEO and director of the Company serves as director

	As of June 30,
Amounts due to related parties	2026	2025
Jian Chen*	$515,710	$490,662
Amounts due to related parties, non-current	$515,710	$490,662

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was mainly due to foreign exchange rate fluctuation.

Significant transactions with related parties were as follows:

	For the years ended June 30,
	2026	2025	2024
Transactions with related parties: *
Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd. (1)	46,501	-	-
Jian Chen (2)	-	2,100,000	-
Total	$46,501	$2,100,000	$-

(1)	Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd. is a company where the CEO also serves as a Director. The Company purchased a robot from this related party. The purchase of a robot is for R&D purposes, specifically for conducting simulation testing.

(2)	The Company’s Chief Executive Officer and Director, Mr. Jian Chen, participated in the PIPE Offering on the same terms as an other investor and purchased 525,000 ordinary shares and 1,575,000 warrants at the offering price. The transaction was negotiated on an arm’s-length basis and was approved by the Company’s shareholders and Board of Directors. The CEO’s participation has been disclosed as shareholders’ equity in Note 13.

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

We have taken measures to reduce the potential liability of platform operators in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the main necessary licenses and approvals required for the main business operations in China from the relevant government departments. As of the date of this annual report, these licenses and approvals are still valid and valid for the main business operations, and there are no major legal obstacles to the renewal of the relevant major licenses and approvals. For the years ended June 30, 2026, 2025, and 2024 and up to the date of this document, we believe we have complied with applicable laws and regulations in all material aspects.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary. Current PRC regulations permit our WFOE to pay dividends to MF HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our operating entities in China are required to set aside statutory reserves and have done so.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to MF HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. MF HK may be considered a non-resident enterprise for tax purposes, so that any dividends the WFOEs pay to MF HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Taxation.”

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

9.C. Markets

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “MF.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our Fourth Amended and Restated Memorandum of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our Fourth Amended and Restated Memorandum of Association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

The authorized share capital of the Company is USD 250,000,000.00 divided into divided into 6,050,000,000 Class A ordinary shares of par value USD 0.04 each and 200,000,000 Class B ordinary shares of par value USD 0.04 each.

As of the date of this annual report, MF has 6,061,683 Class B ordinary shares and 306,383 Class B ordinary shares issued and outstanding.

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

A corporation that is a shareholder shall be deemed for the purpose of our Fourth Amended and Restated Memorandum of Association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our Fourth Amended and Restated Memorandum of Association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our Fourth Amended and Restated Memorandum of Association and to any applicable requirements imposed from time to time by the Nasdaq, the SEC, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Fourth Amended and Restated Memorandum of Association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

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

Voting Rights

Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

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

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Fourth Amended and Restated Memorandum of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Fourth Amended and Restated Memorandum of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Fourth Amended and Restated Memorandum of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

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

We believe that MF is not a PRC resident enterprise for PRC tax purposes. MF is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that MF meets all of the conditions above. MF is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that MF is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the Ordinary Shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of MF would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that MF is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, MF, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares and Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or Ordinary Shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and Ordinary Shares by investors through a public stock exchange where such shares or Ordinary Shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

After the restructure that was completed in March 2022, MF Beijing is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering completed in April 2024. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily from our bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Although these interest earning instruments carry a degree of interest rate risk, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit Risk

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks as well as the segregated clients account balances) and amount due from a related company. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position.

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

Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or all instruments in the market. We are exposed to price risk in respect of financial instruments held for warrant liabilities. The exposure is limited to the carrying amount of the financial instruments.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the November 2024 Offering and the April 2026 Offering. See “Item 4. Information on the Company – 4.B. Business Overview – Recent Development – Private Placement completed in November 2024” and “– Registered Direct Offering Completed in April 2026” for more information.

In the November 2024 Offering, the Company received gross proceeds of $5.7 million. As of the date of this annual report, the Company used all of the net proceeds received from the November 2024 Offering for working capital and corporate purposes.

In the April 2026 Offering, the Company received gross proceeds of approximately $4.55 million and net proceeds of $4.06 million after deducting placement agent’s fees and expenses. The Company intends to use the net proceeds from the Offering for working capital, research and development, and general corporate purposes.

None of these net proceeds from the November 2024 Offering or the April 2026 Offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) the engagement of an experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP this year; and (ii) the planned implementation of our Chief Financial Officer to receive additional training in U.S. GAAP through self-study and webinar courses, to begin to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements, and to improve financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry— We have identified certain material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

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

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2026 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2026.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements for the years ended June 30, 2026, 2025 and 2024 included in this annual report have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC, our independent registered public accounting firm, for the periods indicated.

	Year Ended June 30,
Services	2025	2026
	$	$
Audit Fees(1) - HTL International, LLC	190,000	200,000
Total	190,000	200,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Not applicable.

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

In connection with the April 2026 Offering, we have elected to follow home country practice in the Cayman Islands in lieu of Nasdaq Listing Rule 5635(d), which provides (with certain exceptions not relevant to the conclusions expressed herein) shareholder approval is required prior to the issuance or securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined there. Such practice is not prohibited by Cayman Islands law.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Fourth Amended and Restated Memorandum of Association Memorandum and Articles of Association, filed as exhibit 3.1 to the Report on Form 6-K filed on November 6, 2025 and incorporated by reference herein
2.1	Description of Securities, filed herewith
4.1	English Translation of Employment Agreement between the Chief Executive Officer, Jian Chen, and the Company, filed as exhibit 10.15 to the Form F-1/A (File No. 333-262412) filed on July 1, 2022 and incorporated by reference herein
4.2	Employment Agreement with Qingcai Li, filed as exhibit 99.1 to the Report on Form 6-K filed on May 9, 2024 and incorporated by reference herein
4.3	Director Offer Letter with Da Yang, filed as exhibit 10.1 to the Report on Form 6-K filed on May 19, 2025 and incorporated by reference herein
4.4	Director Offer Letter with Shaolan Ma, dated June 30, 2025, filed as exhibit 10.1 to the Report on Form 6-K filed on June 30, 2025 and incorporated by reference herein
4.5	Director Offer Letter with Xu Xie, dated July 21, 2025, filed as exhibit 10.1 to the Report on Form 6-K filed on July 23, 2025 and incorporated by reference herein
4.6	Form of Securities Purchase Agreement, filed as exhibit 10.1 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.7	Form of Ordinary Share Purchase Warrant, filed as exhibit 10.2 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.8	Form of Registration Rights Agreement, filed as exhibit 10.3 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference herein
4.9	The Company’s 2024 Equity Incentive Plan, filed as exhibit 99.1 to the Report on Form 6-K filed on September 5, 2024 and incorporated by reference herein
4.10	The Company’s 2025 Equity Incentive Plan, filed as exhibit 99.1 to the Report on Form 6-K filed on July 30, 2025 and incorporated by reference herein
4.11	Form of Warrant, filed as exhibit 4.1 to the Report on Form 6-K filed on April 26, 2026 and incorporated by reference herein
4.12	Placement Agency Agreement, dated April 27, 2026, by and between U-BX Technology Ltd. and FT Global Capital, Inc., filed as exhibit 10.1 to the Report on Form 6-K filed on April 26, 2026 and incorporated by reference herein
4.13	Form of Securities Purchase Agreement, filed as exhibit 10.2 to the Report on Form 6-K filed on April 26, 2026 and incorporated by reference herein
8.1	List of Subsidiaries, filed herewith
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 (File No. 333-262412) initially filed on January 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as exhibit 11.2 to the Report on Form 20-F filed on October 30, 2025 and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a), filed herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a), filed herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
15.1	Consent of HTL International, LLC, filed herewith
97.1	Compensation Recovery Policy, filed as exhibit 97.1 to the Report on Form 20-F filed on October 30, 2025 and incorporated by reference herein
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MindForge Inc.

By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

Date: October 26, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MINDFORGE INC. (Formerly known as U-BX Technology Ltd.)
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MindForge Inc. (formerly known as U-BX Technology Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MindForge Inc. (formerly known as U-BX Technology Ltd.) and its subsidiaries (the Company) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

October 26, 2026

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2026	2025
ASSETS
Current Assets
Cash	$12,333,758	$11,182,783
Accounts receivable, net	485	227,044
Advances to suppliers	3,088,428	3,635,982
Inventory	15,266	-
Prepayments and other current assets, net	700,349	14,334
Prepaid shared-based payment, current	4,021,920	-
Total current assets	$20,160,206	$15,060,143

Non-current Assets
Long-term investments	-	81,429
Property and equipment, net	6,362,992	4,093
Intangible assets, net	5,140	5,286
Right-of-use assets	3,991	10,525
Construction in progress	-	5,805,109
Long-term prepaid expenses	-	13,789
Prepaid shared-based payment, non-current	12,235,300	-
Other non-current assets	29,166	-
Total non-current assets	$18,636,589	$5,920,231

Total Assets	$38,796,795	$20,980,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$-	$389,741
Accounts payable	73,412	201,369
Taxes payable	613,988	634,584
Accruals and other liabilities	181,150	237,403
Operating lease liabilities-current portion	1,356	7,550
Warrant liabilities	16,816,812	-
Total current liabilities	$17,686,718	$1,470,647

Non-current Liabilities
Due to related parties, non-current	515,710	490,662
Operating lease liabilities	1,415	-
Deferred tax liabilities	61	149
Total non-current liabilities	$517,186	$490,811

Total Liabilities	$18,203,904	$1,961,458

Commitments and contingencies (Note 15)

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2026	2025
Shareholders’ Equity
Ordinary shares ($0.04 par value, 25,000,000 authorized, 831,366 shares issued and outstanding as of June 30, 2025)*	-	33,255
Class A ordinary shares ($0.04 per share, 6,050,000,000 shares authorized, 3,331,681 issued and outstanding as of June 30, 2026)*	133,267	-
Class B ordinary shares ($0.04 per share, 200,000,000 shares authorized, 306,383 issued and outstanding as of June 30, 2026)*	12,255	-
Additional paid-in-capital	56,475,539	22,412,245
Statutory reserves	325,813	374,343
Accumulated deficit	(36,819,881)	(3,755,560)
Accumulated other comprehensive income (loss)	465,898	(45,367)

Total shareholders’ equity	20,592,891	19,018,916

Total liabilities and shareholders’ equity	$38,796,795	$20,980,374

*	Giving retroactive effect on the 1-for-25 reverse share split to the issued and outstanding ordinary Shares effected on May 22, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2026	2025	2024
Revenues	$14,856,829	$29,674,534	$51,600,106
Cost of revenues	(14,937,520)	(29,422,847)	(50,905,784)
Gross (loss) profit	(80,691)	251,687	694,322

Operating expenses:
General and administrative expenses	(2,025,160)	(1,143,399)	(1,567,217)
Share-based compensation expenses	(11,672,780)	(2,214,000)	-
Research and development expenses	(812,587)	-	-
Total operating expenses	(14,510,527)	(3,357,399)	(1,567,217)

Loss from operations	(14,591,218)	(3,105,712)	(872,895)

Other income (expense):
Interest income	2,067	220,819	259,056
Interest expenses	(697)	(33,464)	(12,869)
Loss on deconsolidation of subsidiaries	(7,688)	(45,160)	-
Change in fair value of warrants	(18,522,010)	-	-
Loss from equity method investment	(44,384)	(2,386)	-
Other income, net	28	11,373	20,606
Total other (loss) income, net	(18,572,684)	151,182	266,793

Loss before income taxes	(33,163,902)	(2,954,530)	(606,102)

Income tax benefit (expense)	51,051	236,013	(142,440)

Net loss	$(33,112,851)	$(2,718,517)	$(748,542)

Other comprehensive loss:
Foreign currency translation gain (loss)	511,265	(567)	14,213
Comprehensive loss to shareholders	$(32,601,586)	$(2,719,084)	$(734,329)

Loss per ordinary share
Basic and diluted per Ordinary share *	$-	$(9.32)	$(11.86)
Basic and diluted per Class A ordinary share *	$(29.31)	$-	$-

Weighted average numbers of ordinary shares outstanding
Ordinary shares basic and diluted *	-	291,781	63,125
Class A ordinary shares basic and diluted *	1,129,778	-	-

*	Giving retroactive effect on the 1-for-16 reverse share split of November 27, 2024 and the 1-for-25 reverse share split to the issued and outstanding ordinary Shares effected on May 22, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024

	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Shares*	Amount	capital	reserves	deficit	(loss) income	Equity
Balance as of July 1, 2023	60,000	$2,400	-	$-	-	$-	$1,041,855	$300,171	$(214,331)	$(59,013)	$1,071,082
Issuance of ordinary shares for cash	7,500	300	-	-	-	-	13,536,945	-	-	-	13,537,245
Net loss	-	-	-	-	-	-	-	-	(748,542)	-	(748,542)
Appropriation to statutory reserve	-	-	-	-	-	-	-	270,636	(270,636)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	14,213	14,213
Balance as of June 30, 2024	67,500	$2,700	-	$-	-	$-	$14,578,800	$570,807	$(1,233,509)	$(44,800)	$13,873,998
Issuance of ordinary shares and warrants for cash	57,000	2,280	-	-	-	-	5,647,720	-	-	-	5,650,000
Exercise of warrants	700,116	28,005	-	-	-	-	(28,005)	-	-	-	-
Share based payment	6,750	270	-	-	-	-	2,213,730	-	-	-	2,214,000
Net loss	-	-	-	-	-	-	-	-	(2,718,517)	-	(2,718,517)
Appropriation to statutory reserve	-	-	-	-	-	-	-	62,884	(62,884)	-	-
Reversal of statutory reserves	-	-	-	-	-	-	-	(259,348)	259,350	-	2
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(567)	(567)
Balance as of June 30, 2025	831,366	$33,255	-	$-	-	$-	$22,412,245	$374,343	$(3,755,560)	$(45,367)	$19,018,916
Share based payment	380,000	15,200	-	-	-	-	27,914,800	-	-	-	27,930,000
Re-designation of ordinary shares into Class A ordinary shares (Note 13)	(1,211,366)	(48,455)	1,211,366	48,455	-	-	-	-	-	-	-
Issuance of Class A ordinary shares and warrants for cash	-	-	606,669	24,266	-	-	57,095	-	-	-	81,361
Repurchase of Class A ordinary shares and issuance of Class B ordinary shares (Note 13)	-	-	(306,383)	(12,255)	306,383	12,255	-	-	-	-	-
Exercise of warrants	-	-	1,820,000	72,800	-	-	6,091,400	-	-	-	6,164,200
Additional issuance of Class A ordinary shares for fractional shares shareholders	-	-	29	1	-	-	(1)	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(33,112,851)	-	(33,112,851)
Reversal of statutory reserves	-	-	-	-	-	-	-	(48,530)	48,530	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	511,265	511,265
Balance as of June 30, 2026	-	$-	3,331,681	$133,267	306,383	$12,255	$56,475,539	$325,813	$(36,819,881)	$465,898	$20,592,891

*	Giving retroactive effect on the 1-for-16 reverse share split of November 27, 2024 and the 1-for-25 reverse share split to the issued and outstanding ordinary Shares effected on May 22, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2026	2025	2024
Cash flows from operating activities
Net loss	$(33,112,851)	$(2,718,517)	$(748,542)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on deconsolidation of subsidiaries	7,688	45,160	-
Loss from equity method investment	44,384	2,386	-
Change in fair value of warrants	18,522,010	-	-
Issuance costs of warrants	472,233	-	-
Depreciation and amortization	213,692	11,774	7,300
Non-cash operating lease expense	6,557	7,403	4,350
Change in allowance of credit losses	(169)	(127,716)	128,652
Deferred income taxes	(93)	(4)	154
Share-based compensation expenses	11,672,780	2,214,000	-
Changes in operating assets and liabilities:
Accounts receivable	231,612	169,313	(130,142)
Advances to suppliers	713,020	(1,568,646)	929,056
Prepayments and other current assets, net	(684,840)	(21,902)	(18,844)
Other non-current assets	(28,365)	(219,493)	(27,679)
Inventory	(15,266)	-	-
Accounts payable	(134,437)	(509,326)	136,431
Advances from customers	-	-	(1,807,899)
Taxes payable	(574)	(218,887)	129,032
Accruals and other liabilities	(61,651)	85,824	5,432
Operating lease liability	(4,702)	(7,316)	(7,424)
Amounts due to related parties	-	34,800	46,969
Net cash used in operating activities	(2,158,972)	(2,821,147)	(1,353,154)

Cash flows from investing activities
Purchases of property and equipment	(449,348)	(5,782,869)	(12,766)
Loans to third parties	-	-	(11,657,764)
Collection of loans to third parties	-	9,677,257	2,200,000
Proceeds from disposal of equity method investment	39,939	-	-
Purchase of equity method investment	-	(83,815)	-
Net cash (used in) provided by investing activities	(409,409)	3,810,573	(9,470,530)

Cash flows from financing activities
Proceeds from short-term loans	-	388,368	981,409
Repayments of short-term loans	(398,378)	(696,001)	(420,604)
Issuance of ordinary shares, net of issuance cost	4,068,130	5,700,000	13,783,523
Net cash provided by financing activities	3,669,752	5,392,367	14,344,328
Effect of foreign exchange rate on cash	49,604	(33,360)	19,997
Net increase in cash	1,150,975	6,348,433	3,540,641
Cash at the beginning of the year	11,182,783	4,834,350	1,293,709
Cash at the end of the year	$12,333,758	$11,182,783	$4,834,350

Supplemental disclosures of cash flow information:
Interest paid	$372	$22,485	$12,454
Income taxes paid	$-	$-	$-
Supplemental disclosures of non-cash investing and financing transactions:
Right-of-use assets recognized	$4,110	$-	$22,370
Ordinary Shares issued for deferred compensation expense	$4,021,920	$-	$-
Ordinary Shares issued for deferred compensation expense–noncurrent portion	$12,235,300	$-	$-
Warrant liabilities exercised under zero exercise price option	$6,164,200	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

MindForge Inc. (“MindForge” or “formerly known as U-BX Technology Ltd.”), is an exempted company incorporated under the laws of the Cayman Islands on June 30, 2021. MindForge does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries.

MindForge together with its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

In order to raise capital through an initial public offering in the United States, MindForge has undertaken a series of transactions (the “Reorganization”):

On July 14, 2021, MindForge formed its a wholly owned subsidiary, MF Group Limited (“MF HK”) in Hong Kong. On July 23, 2021, MF HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Limited. (“WFOE Beijing”) in PRC.

On August 16, 2021, WFOE Beijing entered into a series of contractual arrangements with the owners of MF Beijing. These agreements included a Consulting and Service Agreement, a Business Operation Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and Shareholder Voting Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE Beijing has the exclusive right to provide Youjiayoubao (Beijing) Technology Co., Limited (“MF Beijing”) with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE Beijing to absorb a majority of the risk of loss from the business activities of MF Beijing and entitle WFOE Beijing to receive a majority of their residual returns. In essence, WFOE Beijing has gained effective control over MF Beijing.

On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of MF Beijing, MF Beijing issued 2.99% equity interest in MF Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of MF Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of MF Beijing to purchase all the equity interest in MF Beijing. The restructuring was completed on March 3, 2022. As a result, MF Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with Zhejiang JZSC Technology Co., Ltd. (“WFOE Zhejiang”), transferring 100% equity of MF Beijing to WFOE Zhejiang.

Due to operational requirements and business optimization, in October 2024, MindForge disposed of Rudongyoujia Smart Technology Co., Ltd. (“RDYJ”). In December 2024, MindForge disposed of Jiangsu Youjiayouche Technology Co., Ltd. (“Jiangsu YJYC”). In July 2025, MindForge disposed of Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”). In February, 2026, MindForge formed Hangzhou JZYH Technology Co., Ltd. (“JZYH Technology”).

MindForge together with its subsidiaries were effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation has been prepared on the basis of the Reorganization having become effective at the beginning of the first period presented in the consolidated financial statements.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As of June 30, 2026, the Company’s principal subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
MF Group Limited (“MF HK”)	July 14, 2021	Hong Kong	100%	Investment holding
WFOE Beijing	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Ltd. (“MF Beijing”)	March 27,2018	PRC	100%	Provision of services
RDYJ	July 27, 2018	PRC	N/A	Liquidated in October 2024
Jiangsu Jingmo	July 9, 2020	PRC	N/A	Liquidated in July 2025
Jiangsu YJYC	June 29, 2020	PRC	N/A	Liquidated in December 2024
Suzhou Lianghua Digital Technology Co., Ltd. (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Ltd. (“MindForge Suzhou”)	December 2, 2022	PRC	100%	In the process of simplified deregistration since September 2026
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services
Shanghai ZLQX Technology Service Co., Ltd (“WFOE Shanghai”)	May 7, 2025	PRC	100%	Investment holding
Zhejiang Decision Intelligent Technology Co., Ltd. (“JCZN Hangzhou”)	May 21, 2025	PRC	100%	Investment holding
Hangzhou JZYH Technology Co., Ltd. (“JZYH Technology”)	February 25, 2026	PRC	100%	Provision of services

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

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, impairment of long-lived assets and realization of deferred tax assets. Actual results could differ from those estimates.

Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies on the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss.

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

The exchange rates as of June 30, 2026, and 2025, and for the years ended June 30, 2026, 2025 and 2024 are as follows:

	As of June 30,		For the years ended June 30,
	2026	2025	2026	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profits/ Loss	Profits/ Loss	Profits/ Loss
RMB:1 US$*	6.8109	7.1586	7.0034	7.1839	7.1326

*	The exchange rates disclosed herein are derived from the official data published by the People’s Bank of China (PBOC). Period-end rates reflect the central parity rates on the respective balance sheet dates, while average rates represent the arithmetic mean of daily central parity rates over the reporting periods.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and United States.

From time to time, the Company may maintain cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit of $250,000 per depositor, per insured bank, for each account ownership category. The Company has not experienced any losses with respect to such accounts. Management believes the Company is not exposed to any significant credit risk with respect to its cash deposits.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current year presentation. Such reclassifications did not have any effect on financial condition or results of operations as previously reported.

Accounts receivable, net

Accounts receivables are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identifying specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
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

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the Weighted-Average Cost method. The Company reviews inventory levels regularly and records provisions for obsolete or slow-moving inventory based on estimated future demand, market conditions, and product life cycles. Any write-downs to net realizable value are recognized as a charge in Cost of Goods Sold in the Consolidated Statements of Operations.

Property and equipment and Construction in progress

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. As of June 30, 2026 and 2025, the accumulated depreciation of property and equipment were $215,409 and $10,073, respectively.

Property and equipment and construction in progress consist of the following:

	As of June 30,
Category	2026	2025
Office Building	$6,101,463	$-
Office Building – Renovation costs	430,501	-
Motor Vehicles	31,548	-
Furniture and fixtures	14,687	14,015
Office equipment	202	151
Construction in progress	-	5,805,109
Subtotal	$6,578,401	$5,819,275
Less: accumulated depreciation	(215,409)	(10,073)
Total	$6,362,992	$5,809,202

Construction in progress represents expenditures related to the ongoing construction of the newly acquired office building during the year ended June 30, 2025. As of June 30, 2026, the construction of the newly acquired office building has been completed.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment and Construction in progress (cont.)

Construction in progress represents expenditures related to the ongoing construction of the newly acquired office building during the year ended June 30, 2025. On July 12, 2025, the Company has assumed control of the office building located at No. 669, Cangxing Street, Cangqian Subdistrict, Yuhang District, Hangzhou City, subsequent to the completion of handover formalities with Zhejiang University Innovation and Entrepreneurship Research Institute Co., Ltd. (“ZJU ERI”). ZJU ERI is obligated to cooperate with the Company in completing the registration process and obtaining the property ownership certificate for the office building. As of the date of this annual report, the Company is in the process of obtaining the real property ownership certificate.

Depreciation expenses were $199,192, $1,564 and $3,080 for the years ended June 30, 2026, 2025 and 2024, respectively. Estimated useful lives for depreciable assets are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office Building	30 years
Office Building – Renovation costs	10 years
Furniture and fixtures	3 years
Motor vehicles	4 years
Office equipment	3 years

Intangible assets

Intangible assets consist primarily of computer software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method. Amortization expense were $450, $396 and $265 for the years ended June 30, 2026, 2025 and 2024, respectively. As of June 30, 2026 and 2025, the accumulated amortization of intangible assets were $1,111 and $661, respectively.

Category	Estimated useful lives
Computer software	15 years

Impairment of long-lived assets

The Company reviews its long-lived assets, including property and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount of an asset group exceeds the sum of its expected undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of the asset group. For the years ended June 30, 2026 and 2025, no impairment loss was recognized.

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

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, other current assets, short-term loans, accounts payable, and other current liabilities approximate their recorded values due to their short-term maturities.

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

The Company’s investment of 34% ownership of Fuzhou Infinite Matrix Technology Co., Ltd., accounted for using the equity method, was disposed upon the entity’s deregistration on June 9, 2026, resulting in a nil carrying amount as of June 30, 2026, compared to $81,429 as of June 30, 2025.

Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”), which is prevalent lending prime rate, based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. The Company also reviews them whenever events or changes in circumstances indicate that the carrying amount of an operating lease right-of-use asset may no longer be recoverable. There was no impairment for operating lease right-of-use lease assets for the years ended June 30, 2026, 2025 and 2024.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services, value-added bundle benefits and sales of goods and others. The Company’s revenue is recorded net of value added taxes (“VAT”).

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

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

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion, (ii) having latitude in selecting third party vendors for promotions, and (iii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

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

For the contracts that involve technical services developed by the Company, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment reports with self-developed models and (ii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits

The Company enters into value-added bundled benefits contracts with insurance companies. Pursuant to the value-added bundled benefits contracts, the Company provides the service codes with value-added bundled benefits to customers. The bundled benefits include but not limited to auto maintenance service, auto value-added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting out-sourced vendors, integrating outsourced services and services provided in house to generate various bundled benefits service codes, and providing bundled technical support for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the code and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers, (ii) having latitude in selecting third party vendors for some value-added service, and (iii) the Company has discretion in establishing the prices charged to customers for the promotion services. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of goods and other services

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 when the Company satisfies a performance obligation by transferring control of a promised good or service to a customer. Control is transferred at a point in time, typically upon customers obtain control of and accept the goods of services. Revenue is measured at the transaction price, which represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

Disaggregation of revenues

The following table summarized disaggregated revenues for the years ended June 30, 2026, 2025 and 2024:

	For the Years Ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
Digital promotion services	$14,281,489	96	$25,895,399	87	$37,844,632	73
Sales of goods and other services	279,742	2	-	-	-	-
Risk assessment services	184,956	1	3,412,131	12	8,660,684	17
Value-added bundled benefits	110,642	1	367,004	1	5,094,790	0
Total	$14,856,829	100	$29,674,534	100	$51,600,106	100

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration, and it has the unconditional right to receive consideration. Contract liabilities are recognized as advance from customers if the Company receives consideration but has not transferred the related goods or services to the customer and included in advance from customers in the Company’s consolidated balance sheets with the balance of nil as of June 30, 2026 and 2025. During the years ended June 30, 2026, 2025 and 2024, the Company recognized revenue that were previously deferred as contract liabilities amounted to nil, nil and $1,683,566, respectively. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Cost of revenues

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses, outsourcing labor expenses paid to suppliers, cost of inventory, and third-party technical service fees.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, bonuses and benefits for personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses.

Research and development expenses

Research and development expenses consist primarily of (i) material consumption expenses, (ii) other miscellaneous research and development expenses. Research and development expenses that do not qualify to be capitalized are expensed as incurred.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2026, 2025 and 2024. The Company does not believe that there were any uncertain tax provisions as of 2026 and 2025. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended June 30, 2026, 2025 and 2024.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. VAT is based on sales price and the VAT rate is 6% and 13%. The VAT collected may be offset by VAT paid by the Company on its purchases. The Company records a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss per ordinary share

The Company computes loss per ordinary share in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic loss per ordinary share are computed by dividing net loss by the weighted average ordinary shares outstanding during the period. Class B ordinary shares were excluded from the calculation of earnings per share because they do not possess any economic interests. Diluted loss per ordinary takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potentially dilutive shares are excluded from the computation if their effect is antidilutive.

Warrants

The accounting treatment of warrants issued is determined pursuant to the guidance provided by ASC 470, Debt (“ASC 470”), ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Share-based compensation expenses

Share based awards granted to employees or consultant are accounted for under ASC 718, “Compensation—Stock Compensation”, as either equity-settled or cash-settled transactions, depending on the specific terms and conditions of each award. For awards granted to consultants in exchange for future services, including shares that are immediately vested upon grant but are subject to a required service period, the fair value of the awards is recognized as prepaid share-based compensation expenses on the grant date. The prepaid share-based compensation expenses is subsequently amortized and recognized as share-based compensation expense on a straight-line basis over the requisite service period, subject to the consultants’ continued provision of services. For awards granted to employees without any future service obligations, the full amount of compensation cost is recognized as share-based compensation expense in the consolidated financial statements of operations and other comprehensive loss on the grant date.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other Comprehensive loss refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss, and foreign currency translation adjustments from the Company for translating the functional currencies to U.S. dollar, the reporting currency.

Concentration and Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. Regarding accounts in the PRC, on May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $73,411) per bank. As of June 30, 2026, the Company has approximately $2,726,089 uninsured funds in the PRC. However, management believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Similarly, regarding accounts in the United States, As of June 30, 2026 and 2025, $9,051,959 and $8,140,976, respectively, were deposited with various financial institutions and financial services companies in the United States. Accounts at each institution in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. The Company had approximately $8.52 million and $7.59 million, respectively, in excess of the FDIC insurance limit, as of June 30, 2026 and 2025.

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

Major customers

Customers from whom individually represent greater than 10% of total revenues of the Company for the years ended June 30, 2026, 2025 and 2024 are as follows.

	For the years ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount		%
Customer A	$10,352,378	69.7	$11,258,384	37.9	$	*	*

*	Indicates below 10%.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Risks (cont.)

Customers from whom individually represent greater than 10% of total balance of accounts receivable of the Company as of June 30, 2026 and 2025 are as follows.

	June 30, 2026		June 30, 2025
	Amount	%	Amount	%
Customer B	$482	99.4	$95,744	42.2
Customer C	*	*	37,412	16.5

*	Indicates below 10%.

Major suppliers

Suppliers from whom individually represent greater than 10% of total purchases of the Company for the years ended June 30, 2026, 2025 and 2024 are as follows.

	For the years ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount		%
Supplier A	$10,267,239	68.7	$7,480,933	25.4	$	*	*
Supplier B	2,179,026	14.6	5,366,830	18.3		*	*
Supplier C	*	*	3,388,554	11.5		*	*
Supplier D	*	*	*	*		11,751,509	23.1
Supplier E	*	*	*	*		6,312,976	12.4

*	Indicates below 10%.

Suppliers from whom individually represent greater than 10% of total balance of accounts payable of the Company as of June 30, 2026 and 2025 are as follows.

	June 30, 2026			June 30, 2025
	Amount		%	Amount	%
Supplier B	$	*	*	$139,692	69.4
Supplier F		73,412	100.0	*	*
Supplier G		*	*	52,442	26.0

*	Indicates below 10%.

Suppliers from whom individually represent greater than 10% of total balance of advance to suppliers of the Company as of June 30, 2026 and 2025 are as follows.

	June 30, 2026		June 30, 2025
	Amount	%	Amount	%
Supplier A	$2,644,755	85.6	$2,765,345	76.1
Supplier B	*	*	856,960	23.6

*	Indicates below 10%.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

The Company operates and manages its business as a single segment and has one operating and reportable segment, providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s Chief Financial Officer (“CFO”) is the chief operating decision-maker. When making decisions about allocating resources and assessing the performance of the Company as a whole, the CFO review operating metrics and consolidated financial statements.

The Company concluded that consolidated net loss reported in the consolidated statements of comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CFO refers to consolidated operating results and financial conditions when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CFO are those presented in the consolidated statements of comprehensive income. As substantially all of the Company’s long-lived assets are located in the PRC, and substantially all of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

Recently issued accounting pronouncements

The Company is an Emerging Growth Company (EGC) as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an EGC, the Company may take advantage of certain extended transition periods for adopting new or revised accounting standards that apply to public companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 is effective for the Company’s annual reporting period beginning July 1, 2024. The Company adopted this standard for its 2024 annual financial statements and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Entities are permitted to early adopt the standard for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of June 30,
	2026	2025
Accounts receivable	$485	$227,051
Less: allowance for credit losses	-	(7)
Accounts receivable, net	$485	$227,044

Allowance for credit losses movement is as follows:

	For the years ended June 30,
	2026	2025	2024
Beginning balance	$7	$2,443	$-
Provision	-	-	2,441
Reduction	(7)	(2,417)	-
Exchange rate effect	-	(19)	2
Ending balance	$-	$7	$2,443

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4 — ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of June 30,
	2026	2025
Advances to suppliers	$3,088,428	$3,635,982
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$3,088,428	$3,635,982

Allowance for doubtful accounts movement is as follows:

	For the years ended June 30,
	2026	2025	2024
Beginning balance	$-	$13,681	$-
Provision	-	-	13,670
Reduction	-	(13,573)	-
Exchange rate effect	-	(108)	11
Ending balance	$-	$-	$13,681

NOTE 5 — INVENTORY

Inventory consisted of the following:

	As of June 30,
	2026	2025
Small consumer goods	15,266	-
Total	$15,266	$-

There was no inventory write-downs for the years ended June 30, 2026, 2025 and 2024.

NOTE 6 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of June 30,
	2026	2025
VAT recoverable	$19,337	$1,939
Other receivables	6,702	-
Prepaid expenses*	675,000	13,209
Subtotal	701,039	15,148
Less: allowance for credit losses	(690)	(814)
Total	$700,349	$14,334

*	Prepaid expenses represent the unamortized balance of a USD 900,000 annual fee for routine capital-market advisory services provided by Seaview Industries Limited. through April 2027. As of June 30, 2026, USD 225,000 has been recognized in General and administrative expenses, leaving USD 675,000 as prepaid expenses.

Allowance for credit losses movement is as follows:

	For the years ended June 30,
	2026	2025	2024
Beginning balance	$814	$112,541	$-
Provision	478	584	112,345
Reduction	(640)	(111,418)	-
Exchange rate effect	38	(893)	196
Ending balance	$690	$814	$112,541

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 7 — PREPAID SHARED-BASED PAYMENT

Prepaid shared-based payment consisted of the following:

	As of June 30,
	2026	2025
Prepaid shared-based payment	$16,257,220	$-
Total	$16,257,220	$-
Including:
Prepaid shared-based payment, current	$4,021,920	$-
Prepaid shared-based payment, non-current	$12,235,300	$-

On August 4, 2025, the Company granted an aggregate of 273,600* Class A ordinary shares to five consultants at a grant date fair value of $73.5 per share. The Class A ordinary shares vested immediately upon grant in consideration for services to be provided over a five-year service period. Accordingly, the related share-based compensation expenses was recorded as prepaid share-based payment and is being recognized as an expense over the five-year service period. See Note 13 to the consolidated financial statements.

*	Number of shares and per share data have been retroactively adjusted to reflect the 1-for-25 reverse share split of May 22, 2026.

As of June 30, 2026, prepaid shared-based payment is expected to be recognized as follows:

Unrecognized Compensation Cost
USD
2027	$4,021,920
2028	$4,021,920
2029	$4,021,920
2030	$4,191,460
Total	16,257,220

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 8 — SHORT-TERM LOANS

Bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	As of June 30,
	2026	2025
Loans from financial institutions	$-	$389,741

MF Beijing obtained a loan of RMB 2,790,000 ($389,741) from Industrial and Commercial Bank of China on July 5, 2024, with a loan term from July 5, 2024 to July 4, 2025, at an interest rate of 2.8%, and the loan was repaid on July 4, 2025.

NOTE 9 — TAXES PAYABLES

Tax payables consisted of the following:

	As of June 30,
	2026	2025
Income tax payable	$613,773	$633,818
Withholding tax payable	215	231
VAT tax payable	-	535
Tax payables	$613,988	$634,584

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2026	2025
Consulting and legal fees	$109,094	$182,815
Payroll and welfare payable	55,528	31,504
Other current liabilities	16,528	23,084
Accrued expenses and other current liabilities	$181,150	$237,403

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of June 30, 2026 and 2025:

Name of related party	Relationship with the Company
Jian Chen	CEO and director of the Company
Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd.	CEO and director of the Company serves as director

	As of June 30,
Amounts due to related parties	2026	2025
Jian Chen*	$515,710	$490,662
Amounts due to related parties, non-current	$515,710	$490,662

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was mainly due to foreign exchange rate fluctuation.

Significant transactions with related parties were as follows:

	For the years ended June 30,
	2026	2025	2024
Transactions with related parties:
Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd. (1)	46,501	-	-
Jian Chen (2)	-	2,100,000	-
Total	$46,501	$2,100,000	$-

(1)	Ruien Intelligent Agent (Hangzhou) Technology Co., Ltd. is a company where the CEO also serves as a Director. The Company purchased a robot from this related party. The purchase of a robot is for R&D purposes, specifically for conducting simulation testing.

(2)	The Company’s Chief Executive Officer and Director, Mr. Jian Chen, participated in the PIPE Offering on the same terms as an other investor and purchased 525,000 ordinary shares and 1,575,000 warrants at the offering price. The transaction was negotiated on an arm’s-length basis and was approved by the Company’s shareholders and Board of Directors. The CEO’s participation has been disclosed as shareholders’ equity in Note 13.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12 — TAXATION

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

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate. For the years ended June 30, 2026, 2025 and 2024, WFOE Beijing, MindForge Suzhou, WFOE Suzhou, JZYH Technology and JZSC Technology were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

The following table reconciles the statutory rate to the Company’s effective tax rate (amounts in USD; percentages in %):

	For the years ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
Losses before provision for income taxes	$(33,163,902)	-	$(2,954,530)	-	$(606,102)	-
Income tax expense computed at applicable tax rates (25%)	(8,290,976)	25.0%	(738,633)	25.0%	(151,526)	25.0%
Effect of PRC preferential tax rate and tax exemption	5,064,757	(15.3)%	1,497,555	(50.6)%	97,040	(16.0)%
Non-deductible expenses	2,956,639	(8.9)%	113,894	(3.9)%	3,724	(0.6)%
Release of previously accrued income taxes	(50,960)	0.2%	(680,704)	23.0%	-	-
Change of valuation allowance	269,489	(0.8)%	(428,125)	14.5%	193,202	(31.9)%
Income tax (benefit) expense/Effective tax rate	$(51,051)	0.2%	$(236,013)	8.0%	$142,440	(23.5)%

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12 — TAXATION (cont.)

Income Taxes (cont.)

Significant components for income taxes are as follows:

	For the years ended June 30,
	2026	2025	2024
Current income tax (benefit) expense	$(50,958)	$(236,009)	$142,286
Deferred tax (benefit) expense	(93)	(4)	154
Income tax (benefit) expense	$(51,051)	$(236,013)	$142,440

Despite the consolidated net loss, current income tax expense is recognized due to taxable income generated by certain subsidiaries. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	As of June 30,
	2026	2025
Deferred tax assets
Net operating loss carryforwards	$461,359	$343,406
Allowance for credit losses	35	42
Operating lease liabilities	139	377
Less: valuation allowance	(461,394)	(343,448)
Deferred tax assets	$139	$377
Right-of-use assets	(200)	(526)
Deferred tax liabilities	(200)	(526)
Total deferred tax liabilities, net	$(61)	$(149)

As of June 30, 2026, the Company had net operating loss carryforwards in the PRC expiring within five years on December 31, 2031. However, a full valuation allowance has been established against the related deferred tax assets due to uncertainty regarding the generation of sufficient future taxable income. Consequently, no net deferred tax assets were recognized for these losses. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the years ended June 30, 2026, 2025 and 2024, the change in valuation allowance were an increase of $117,936, a decrease of $432,904, and an increase of $201,476, respectively.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 13 — SHAREHOLDERS’ EQUITY

The 2024 Reverse Share Split

The Company completed a reverse share split of its then issued and outstanding ordinary shares, as well as the number of authorized ordinary shares, at a ratio of 1-for-16 on November 27, 2024 (“2024 Reverse Share Split”). The 2024 Reverse Share Split was approved by the shareholders at the annual meeting of shareholders held on October 24, 2024 and by the Board on November 2, 2024. During the same annual meeting, the shareholders also approved an increase of the Company’s share capital. As a result, the Company’s authorized share capital was US$1,000,000 divided into 625,000,000 ordinary shares of par value of US$0.0016 each.

The 2026 Reverse Share Split

The Company effected reserve share splits of its ordinary shares at ratios of 1-for-25 on May 22, 2026 (“2026 Reverse Share Split”).

As a result of the 2026 Reverse Share Split, the par value of the Class A ordinary shares and Class B ordinary shares was increased to $0.04 per share with the number of authorized shares reduced to 6,050,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares, respectively, and the number of outstanding ordinary shares as of June 30, 2026 were reduced to 3,331,681 Class A ordinary shares and 306,383 Class B ordinary shares.

All share numbers and per-share data presented in these consolidated financial statements and related notes have been retroactively adjusted to reflect the cumulative effect of the 2024 Reverse Share Splits and the 2026 Reverse Share Splits.

Ordinary shares

As of June 30, 2024, the Company issued 67,500 ordinary shares.

On September 18, 2024, the Company adopted the 2024 Equity Incentive Plan (the “ESOP”), and the ESOP provided for the grant of awards to eligible employees, consultants and advisors. It granted a total of 6,750 Shares with $0.04 per share which can be vested immediately.

On July 30, 2025, the Company adopted the 2025 Equity Incentive Plan (the “EIP”), and the number of ordinary shares of US$0.04 each of the Company authorized and deliverable under the EIP was 380,000. The EIP provided for the grant of awards to eligible employees, consultants and advisors.

On August 4, 2025, the Company granted a total of 380,000 Ordinary Shares at a fair value of $73.5 per share, based on the closing share price on the grant date, comprising 273,600 shares to five consultants and 106,400 shares to two employees, which can be vested immediately. Since the EIP agreement impose a five year-service for five consultants, the Company estimated the fair value of the shares issued based on the granted date at $20,109,600, of which $3,856,636 were recorded as share-based compensation expense for the year ended June 30, 2026, and the remaining was recorded as prepaid share-based payment. The prepaid services will be expensed over the attribution period of the remaining consulting service period. Such expense is included in the share-based compensation expense within the consolidated statements of operations and comprehensive loss. The EIP granted to two employees are rewards based on their past contributions to the Company, and no restrictions related to employees’ termination, the Company estimated the fairs value of the shares issued based on the granted date at $7,820,400, of which all were recorded as share-based compensation expense immediately for the year ended June 30, 2026.

On November 4, 2025, the shareholder and board resolution of the Company approved the following: 1) the increase of the Company’s authorized share capital from USD 1,000,000 divided into 25,000,000 ordinary shares of par value USD 0.04 each to USD 250,000,000 divided into 6,250,000,000 ordinary shares of par value USD 0.04 each by the creation of additional 6,225,000,000 ordinary shares of par value USD 0.04 each; and 2) authorized share capital of the Company to be changed from USD 250,000,000 divided into 6,250,000,000 ordinary shares of par value USD 0.04 each, to USD 250,000,000 divided into 6,050,000,000 Class A ordinary shares of par value USD 0.04 each and 200,000,000 Class B ordinary shares of par value USD 0.04 each; and the Re-designation of all 1,211,366 issued and outstanding ordinary shares of par value USD 0.04 each in the capital of the Company (the Ordinary Shares) into Class A ordinary shares of USD 0.04 par value each; 3) the repurchase of 306,383 Class A ordinary shares together with the issuance of 306,383 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting, conversion rights and dividend rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty (20) votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares shall be entitled to receive dividends at such times and in such amounts as the Board of Directors may determine, while Holders of Class B ordinary shares shall not be entitled to receive any dividends declared or paid by the Company.

The change in authorized share capital and the designation of ordinary shares into different classes represent a capital structure change only and does not impact total shareholders’ equity, net assets, or results of operations. The effect is limited to reclassification within equity, with no impact on the financial statements under U.S. GAAP.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of June 30, 2026 and 2025, the Company’s PRC entities collectively attributed $325,813 and $374,343 retained earnings to their statutory reserves, respectively. For the year ended June 30, 2026, the Company dissolved a subsidiary; and correspondingly, the Statutory reserves of the subsidiary were reversed, as of $48,530. For the year ended June 30, 2025, the company dissolved two subsidiaries, and correspondingly, the Statutory reserves of the two subsidiaries were reversed, as of $169,512 and $89,836, respectively. As a result, the statutory reserves of the parent company were reversed contemporaneously.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of June 30, 2026 and 2025, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $4,420,562 and $548,657, respectively.

2024 PIPE Offering

On November 28, 2024, the Company entered into a Securities Purchase Agreement with several non-U.S. investors for a private placement (the “2024 PIPE Offering”) of 57,000 ordinary shares at a combined purchase price of US$100.00 per ordinary share and three accompanying warrants, for total gross proceeds of US$5.7 million. Net proceeds from the offering were used for administrative expenses, talent acquisition and working capital purposes.

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

This Warrant can be exercised, in whole or in part, at such time by means of a “cashless exercise”. During March 25, 2025 and April 9, 2025, the Company exercised all warrants under the PIPE transaction via cashless exercise, issuing 700,116 Class A ordinary shares upon the cashless exercise of 2,087,823 warrants.

2026 PIPE Offering

On April 27, 2026, the Company entered into certain securities purchase agreements (the “2026 PIPE Offering”) with certain investors, pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis, 15,166,668 units (the “Units”), each Unit consisting of (i) one Class A ordinary share, par value $0.04 per share, and (ii) one warrant to purchase 0.3 of a Class A ordinary share at an exercise price of $0.3 per Class A ordinary share. The warrants issued in the 2026 PIPE Offering are immediately exercisable and expire on the first anniversary of the issuance date. Each warrant provides for three alternative exercise methods: (i) cash exercise, under which the holder pays the applicable exercise price of $0.3 per Class A ordinary share; (ii) cashless exercise, under which the holder receives Class A ordinary shares in accordance with the cashless exercise provisions set forth in the warrant agreement, without paying the exercise price in cash; or (iii) exercise pursuant to an alternative cashless exercise mechanism (the” Zero Exercise Price Option”), under which the holder may receive 0.3 Class A ordinary share per warrant for no additional consideration. Subject to a warrant cap that the maximum aggregate number of Class A ordinary shares which may be issued upon exercise of all warrants (including pursuant to the Zero Exercise Price Option) equal to 30% of the total Class A ordinary shares sold in the PIPE Offering, which can be exercised into 4,550,002 Class A ordinary shares.

Upon issuance on April 27, 2026, the warrants were liability-classified as they are not considered indexed to the Company’s common stock. The warrants are measured at fair value each period with changes in fair value presented within the consolidated statements of operations and comprehensive loss. The valuation of the warrants is classified within Level 2 of the fair value hierarchy due to the use of observable market inputs, primarily the quoted price of the Company’s common stock underlying the warrants. The initial carrying value of the 2026 PIPE Offering warrants at issuance was $4.5 million. Issuance costs related to the warrants issued in the PIPE Offering were expensed as incurred.

The fair values of marketable securities and warrant liabilities are determined based on observable market inputs.

As of the effective date of the 2026 Reverse Share Split, the Company had 15,166,668 warrants outstanding that are subject to adjustment in accordance with the terms of the warrants. The adjustments of the warrants apply only to the cash exercise price and to the number of warrants issuable upon a cash exercise or a standard cashless exercise, and do not affect the number of shares receivable under the Zero Exercise Price Option, which remains fixed at 0.3 Class A ordinary share per warrant. Accordingly, the Zero Exercise Price Option ratio has not been adjusted in connection with the 2026 Reverse Share Split.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

As of June 30, 2026, there were 9,100,007 warrants granted to investors left unexercised, which are exercisable before April 27, 2027 and can be exercised into 2,730,002 Class A ordinary shares.

The following tables present information about the Company’s warrant liabilities measured at fair value on a recurring basis:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liabilities	-	16,816,812	-	16,816,812
Total	$-	$16,816,812	$-	$16,816,812

The fair value of the Company’s warrant liabilities is classified as Level 2 within the fair value hierarchy. The valuation is primarily based on the observable market price of the underlying Class A ordinary shares on the measurement date. No significant unobservable inputs were used in the determination of fair value.

The fair values of warrant liabilities are determined based on observable market inputs. During the period from the PIPE Offering issuance date to June 30, 2026, there were no transfers between levels.

There was no warrant activities during the year ended June 30, 2024. The summary of warrant activities for the years ended June 30, 2026 and 2025 were as follows:

	Warrants	Weighted Average Exercise Price	Contractual Life in Years
Warrants Outstanding as of June 30, 2024	-	-	-
Warrants Exercisable as of June 30, 2024	-	-	-
Warrants Granted	2,087,823	20	-
Warrants Exercised	2,087,823	20	-
Warrants Expired	-	-	-

Warrants Outstanding as of June 30, 2025	-	$-	-
Warrants Exercisable as of June 30, 2025	-	-	-
Warrants Granted	15,166,668	-	1.00
Warrants Exercised	6,066,661	-	1.00
Warrants Expired	-	-	-

Warrants Outstanding as of June 30, 2026	9,100,007	-	0.82
Warrants Exercisable as of June 30, 2026	9,100,007	$-	0.82

NOTE 14 — LEASES

Operating Leases

On November 30, 2023, the Company entered into an operating lease agreement for office premises with a term commencing on November 30, 2023, and expiring on November 29, 2026. On May 10, 2026, the Company executed a new lease agreement to relocate its operations to new office premises. The new lease has a term of three years, effective from May 10, 2026, through May 9, 2029. As a result of this arrangement, there is a period of concurrent occupancy from May 10, 2026, to November 29, 2026, during which the Company maintains operations at both the existing and new locations prior to fully transitioning to the new premises upon the expiration of the initial lease. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 14 — LEASES (cont.)

For the years ended June 30, 2026, 2025 and 2024, the Company recognized total operating lease expenses including short-term lease expenses of $8,870, $9,972 and $13,022, respectively. Cash paid for operating leases were $9,241, $7,629 and $7,684, respectively for the years ended 2026, 2025 and 2024. The lease agreement does not contain any material residual value guarantees or material restrictive covenants.

	As of June 30,
	2026	2025
Operating lease right-of-use assets	$3,991	$10,525
Operating lease liabilities – current	1,356	7,550
Operating lease liabilities – noncurrent	1,415	-
Total operating lease liabilities	$2,771	$7,550

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of June 30,
	2026	2025
Weighted-average remaining lease term (years)	2.90	1.42
Weighted-average discount rate	3.00%	2.80%

The following table summarizes the maturity of operating lease liabilities as of June 30, 2026:

As of June 30,
2026
2027	1,455
2028	1,455
Thereafter	-
Total lease payments	2,910
Less: imputed interest	(139)
Total lease liabilities	$2,771

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

a) Commitments

As of June 30, 2026, the Company did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

From time to time, the Company is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of June 30, 2026, the Company was not involved in any legal or administrative proceedings.

NOTE 16 — LOSS ON DECONSOLIDATION OF SUBSIDIARIES

In October 2024, RDYJ and Jiangsu YJYC were dissolved, their remaining assets and liabilities were cleared, and the differences were transferred to loss on deconsolidation.

In July 2025, Jiangsu Jingmo was dissolved, its remaining assets and liabilities were cleared, and the differences were transferred to loss on deconsolidation.

The following table summarizes the gain (loss) on deconsolidation recognized by the Company:

During the years ended June 30, 2026, 2025 and 2024, the Company deconsolidated certain subsidiaries as a result of disposal. These entities were not individually significant to the Company’s consolidated financial statements.

The deconsolidations did not represent a strategic shift that has or will have a major effect on the Company’s operations and financial results. Accordingly, the deconsolidations did not qualify for presentation as discontinued operations under ASC 205-20.

During the years ended June 30, 2026, 2025 and 2024, the deconsolidations resulted in an aggregate loss of $7,688, $45,160 and nil, respectively, recognized in loss on deconsolidation of subsidiaries. The transactions did not result in the remeasurement of any retained investment because the Company did not retain an ownership interest in the deconsolidated entities.

Following these deconsolidations, the Company has no continuing involvement with these entities. The transactions were not with related parties, and the former subsidiaries will not be related parties following deconsolidation.

The following table summarizes the gain (loss) on deconsolidation of subsidiaries recognized by the Company:

	For the years ended June 30,
	2026	2025	2024
Gain on deconsolidation of RDYJ	$-	$5,604	$-
(Loss) on deconsolidation of Jiangsu YJYC	-	(50,764)	-
(Loss) on deconsolidation of Jiangsu Jingmo	(7,688)	-	-
Total loss on deconsolidation	$(7,688)	$(45,160)	$-

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 17 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 23, 2026, the date these consolidated financial statements were available for issuance.

On July 7, 2026, the holders of the remaining 9,100,007 warrants in connection with the April 2026 PIPE Offering exercised their rights under the Zero Exercise Price Option. This exercise resulted in the issuance of an additional 2,730,002 Class A ordinary shares and the full settlement of the associated warrant liability into equity.

On July 10, 2026, the Board of Directors of the Company (the “Board”) unanimously adopted written resolutions approving a change of the Company’s name from “U-BX Technology Ltd.” to “MindForge Inc.” (the “Name Change”). Concurrently, the Board approved a change of the Company’s trading symbol from “UBXG” to “MF” (the “Symbol Change”). These changes were previously authorized by shareholders via a special resolution passed at the Annual Meeting held on November 4, 2025. The Name Change and Symbol Change became effective on July 15, 2026, following approval by the Registrar of Companies of the Cayman Islands. Consequently, the Company now operates under the name “MindForge Inc.” with the trading symbol “MF”.

MindForge Suzhou, a subsidiary of the Company, commenced its simplified deregistration in September 2026. The deregistration did not have a material impact on the Company’s consolidated financial position or results of operations as of and for the year ended June 30, 2026

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

The following represents financial information of the parent company:

Condensed balance sheets

	As of June 30,
	2026	2025
ASSETS
Cash	$9,049,788	$6,635,163
Due from intercompany	12,069,820	12,069,820
Investment in subsidiaries	16,353,622	354,260
Total Assets	$37,473,230	$19,059,243

LIABILITIES AND SHAREHOLDERS’ EQUITY
Warrant liabilities	$16,816,812	$-
Accrued expenses and other current liabilities	63,527	40,327
Total Current Liabilities	$16,880,339	$40,327

Shareholders’ Equity
Ordinary shares ($0.04 par value, 25,000,000 authorized, 831,366 shares issued and outstanding as of June 30, 2025)*	$-	$33,255
Class A ordinary shares ($0.04 per share, 6,050,000,000 shares authorized, 3,331,681 issued and outstanding as of June 30, 2026)*	133,267	-
Class B ordinary shares ($0.04 per share, 200,000,000 shares authorized, 306,383 issued and outstanding as of June 30, 2026)*	12,255	-
Additional paid-in capital	56,475,539	22,412,245
Accumulated deficits	(36,028,170)	(3,426,584)
Total shareholders’ equity	20,592,891	19,018,916
Total liabilities and shareholders’ equity	$37,473,230	$19,059,243

*	Giving retroactive effect on the 1-for-25 reverse share split to the issued and outstanding ordinary Shares effected on May 22, 2026, all share and per share amounts presented in the accompanying financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

MINDFORGE INC. (formerly known as U-BX Technology Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of loss and comprehensive loss

	For the years ended June 30,
	2026	2025	2024
Operating expenses:
General and administrative expenses	(1,375,184)	(523,720)	(722,872)
Equity loss in subsidiaries	(31,737,667)	(2,194,797)	(25,670)
Net loss	(33,112,851)	(2,718,517)	(748,542)
Comprehensive loss	$(33,112,851)	$(2,718,517)	(748,542)

Condensed statements of cash flows

	For the years Ended June 30,
	2026	2025	2024
Net cash (used in) operating activities	$(1,653,505)	$(12,308,531)	$(769,797)
Net cash provided by (used in) investing activities	-	9,677,256	(9,457,764)
Net cash provided by financing activities	4,068,130	5,700,000	13,783,523
Net increase in cash	2,414,625	3,068,725	3,555,962
Cash at the beginning of the year	6,635,163	3,566,438	10,476
Cash at the end of the year	$9,049,788	$6,635,163	$3,566,438